STOCK AND ASSET PURCHASE AGREEMENT

BY AND AMONG

MDS INC.,

MDS LIFE SCIENCES (SINGAPORE) PTE. LTD.,

THE OTHER ASSET SELLERS,

MDS (US) INC.,

THE OTHER STOCK SELLERS, and

LABORATOIRES MDS QUEBEC LTÉE,
(solely for purposes of Section 5.1, Section 5.2, Section 5.3, Section 5.4, Section 7.6(k), and
ARTICLE X and ARTICLE XI)

AND

DH TECHNOLOGIES DEVELOPMENT PTE LTD. and

DANAHER CORPORATION
(solely for purposes of Section 7.3(b), Section 7.3(c), Section 7.3(d), Section 7.18(b), and
ARTICLE XI)

Dated as of September 2, 2009

TABLE OF CONTENTS

		Page
ARTICLE I

Certain Definitions and Other Matters
Section 1.1	Certain Definitions	2
Section 1.2	Interpretation	32

ARTICLE II

Purchase and Sale of Stock and Assets

Section 2.1	Purchase and Sale of Analytical Technologies Companies Stock and Joint Venture Interests	32
Section 2.2	Purchase and Sale of Purchased Assets; Excluded Assets	32
Section 2.3	Consideration	33
Section 2.4	Assumed and Retained Liabilities	33
Section 2.5	Third Party Consents	33

ARTICLE III

Purchase Price

Section 3.1	Estimated Amounts Included In Initial Purchase Price	34
Section 3.2	Post-Closing Purchase Price Determination	35
Section 3.3	Final Purchase Price Determination	38
Section 3.4	Allocation of the Purchase Price	39

ARTICLE IV

Closing

Section 4.1	Closing	39
Section 4.2	Deliveries at the Closing	40

ARTICLE V

Representations and Warranties of Sellers

Section 5.1	Organization and Standing	43
Section 5.2	Corporate Power and Authority	43
Section 5.3	Capitalization	44
Section 5.4	Conflicts; Consents and Approvals	45

EXHIBITS

Exhibit A	-	Asset Buyers

Exhibit B	-	Closing Balance Sheet Principles

Exhibit C	-	Reference Net Working Capital Statement

Exhibit D	-	Stock Buyers

Exhibit E	-	Form of Transition Services Agreement

Exhibit F	-	Purchase Price Allocation

v

STOCK AND ASSET PURCHASE AGREEMENT

This Stock and Asset Purchase Agreement, dated as of September 2, 2009 (this "Agreement"), is entered into by and among (i) MDS Inc., a company existing under the laws of Canada ("Parent"), (ii) MDS Life Sciences (Singapore) Pte. Ltd., a private company limited by shares, organized in Singapore ("MDS Singapore"), (iii) the other Asset Sellers that may become party hereto from time to time in accordance with the terms of this Agreement, (iv) MDS (US) Inc., a corporation existing under the laws of the State of Delaware ("MDS US"), (v) the other Stock Sellers that may become party hereto from time to time in accordance with the terms of this Agreement, (vi) solely for purpose of Section 5.1, Section 5.2, Section 5.3, Section 5.4, Section 7.6(k), and ARTICLE X and ARTICLE XI hereof, MDS Laboratoires Quebec Ltée, (vii) DH Technologies Development Pte Ltd., a private company limited by shares, organized in Singapore ("Buyer"), and (viii) solely for purposes of Section 7.3(b), Section 7.3(c), Section 7.3(d), Section 7.18(b), and ARTICLE XI hereof, Danaher Corporation, a corporation existing under the laws of the State of Delaware ("DHR"). Except as otherwise indicated, capitalized terms used herein shall have the meanings set forth in Section 1.1.

WITNESSETH:

WHEREAS, in addition to other businesses, Sellers are engaged through certain of their Subsidiaries, divisions and joint ventures in the Analytical Technologies Business;

WHEREAS, the parties hereto desire that the Asset Sellers sell, assign, transfer, convey, deliver and, as provided herein, license, sublicense, lease or sublease to Buyer or one or more of the Asset Buyers, and that Buyer or one or more of the Asset Buyers purchase, acquire, accept and, as provided herein, license, sublicense, lease or sublease from the Asset Sellers, the Purchased Assets, in the manner and subject to the terms and conditions set forth herein and in the Local Purchase Agreements, as applicable;

WHEREAS, the parties hereto desire that the Stock Sellers sell, assign, transfer, convey and deliver to Buyer or one or more of the Stock Buyers, and that Buyer or one or more of the Stock Buyers purchase, acquire and accept from the Stock Sellers, the Analytical Technologies Companies Stock, in the manner and subject to the terms and conditions set forth herein and in the Local Purchase Agreements, as applicable;

WHEREAS, the parties hereto desire that Parent sell, assign, transfer, convey and deliver to Buyer or the Joint Venture Buyers, and that Buyer or the Joint Venture Buyers purchase, acquire and accept from Sellers, the Joint Venture Interests, in the manner and subject to the terms and conditions set forth herein;

WHEREAS, the parties hereto desire that Buyer and/or one or more of the Asset Buyers assume the Assumed Liabilities in the manner and subject to the terms and conditions set forth herein and in the Local Purchase Agreements, as applicable;

WHEREAS, certain Sellers, on the one hand, and certain Designated Buyers, on the other hand, prior to the Closing will execute Local Purchase Agreements;

WHEREAS, at or prior to the Closing, Sellers and Buyer (and/or their respective Subsidiaries, as applicable) shall enter into the other Ancillary Agreements;

WHEREAS, on the date of this Agreement, Life Technologies Corporation ("Life Tech") is entering into the Life Technologies Purchase Agreement in order to sell its portion of the AB Joint Venture and certain other assets to Buyer; and

WHEREAS, pursuant to, and in accordance with the terms of this Agreement, the AB JV Agreements shall be terminated and the AB Joint Venture shall be dissolved immediately prior to the Closing.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained in this Agreement, and intending to be legally bound, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS AND OTHER MATTERS

Section 1.1           Certain Definitions. As used in this Agreement and the schedules hereto, the following terms have the respective meanings set forth below.

"AAA" shall have the meaning set forth in Section 3.2(b)(i).

"AB Joint Venture" means Applied Biosystems/MDS Analytical Technologies Instruments, an Ontario partnership.

"AB Joint Venture Agreement" means the Extended, Amended and Restated Joint Venture Agreement, by and among Applied Biosystems (Canada) Limited, MDS Inc. (acting through its MDS Sciex Division), and PE Corporation (NY), dated October 1, 2001, as amended.

"AB JV Agreements" means, collectively, (i) the AB Joint Venture Agreement, (ii) the Distribution Agreement, by and between Applied Biosystems/MDS SCIEX Instruments and PE Corporation (NY), effective as of October 1, 2001, (iii) the Purchase Agreement, by and between Applied Biosystems/MDS SCIEX Instruments and MDS Inc. (acting through its MDS Sciex Division) effective as of October 1, 2001, (iv) the Services Agreement, by and among MDS Inc. (acting through its MDS Sciex Division), PE Corporation (NY) and Applied Biosystems/MDS SCIEX Instruments, effective as of October 1, 2001, (v) the Technology License Agreement, by and between MDS Inc. (acting through its business unit MDS Sciex) and Applied Biosystems/MDS SCIEX Instruments, effective September 27, 2002, (vi) the Technology License Agreement, by and among Applied Biosystems (Canada) Limited, MDS Inc. (acting through its MDS Sciex Division) and PE Corporation (NY), effective as of October 1, 2001, (vii) the Sub-license Agreement, by and between MDS Inc. and Applera Corporation, effective January 1, 2003, and (viii) the Applied Biosystems/MDS Sciex JV Financial Arrangements, dated September 2001.

"Accounting Firm" shall have the meaning set forth in Section 3.2(b)(i).

"Acquired Entities" shall have the meaning set forth in Section 5.10(b)(i).

"Acquisition Agreement" shall have the meaning set forth in Section 7.26(b)(iii).

"Acquisition Proposal" means any inquiry, proposal or offer from any third party unaffiliated with Sellers relating to, or the public announcement or other public disclosure of the intention to undertake or engage in, (i) the merger, amalgamation, consolidation, recapitalization, change in capital structure (to the extent having an adverse impact on, or causing a delay in consummating, the transactions contemplated hereby), arrangement, business combination, share exchange, take-over bid, going private transaction, tender offer, exchange offer, spin-off, split-off, sale, liquidation, dissolution or winding-up in respect of Parent or any of its Subsidiaries or either Joint Venture; (ii) the acquisition (whether by lease, license, long-term supply agreement or other arrangement having the same economic effect as an acquisition) of (A) material Assets or businesses that constitute or generate 20% or more of the total revenue, net income or Assets of Parent and its Subsidiaries, taken as a whole, (B) any material Assets primarily used or primarily held for use in connection with the Analytical Technologies Business, (C) any material Purchased Assets, (D) Sellers' ownership interest in either of the Joint Ventures, or (E) any Analytical Technologies Companies Stock; (iii) the acquisition of 20% or more of the issued and outstanding capital stock or other Equity Interests or voting interests in, Parent or one or more of the Subsidiaries of Parent which, in the aggregate, directly or indirectly hold the Assets or businesses referred to in clause (ii) above; or (iv) similar transactions, or series of transactions, involving Parent or any of its Subsidiaries or either Joint Venture, directly or indirectly; provided, however, the term "Acquisition Proposal" shall not include (x) the transactions contemplated by this Agreement, (y) the sale of Parent Pharma Services and Parent Nordion businesses, each as described in the Form 40-F, or (z) the sale (or any lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale) of any Assets primarily used or primarily held for use in connection with the Excluded Businesses, provided that in each case of (y) and (z), (1) such transaction does not include any Asset of the Analytical Technologies Business or any Designated Employees and (2) pursuing such sale does not have an adverse impact on, or cause a delay of more than 10 days in consummating, the transactions contemplated by this Agreement and no material non-public information about the Analytical Technologies Business is disclosed; provided, further, that any sale of Excluded Assets that are utilized in Seller's provision of transition services to Buyer pursuant to the Transition Services Agreement shall either (1) require any acquirer to provide the services provided by Parent and its Subsidiaries under the Transition Services Agreement or (2) provide for an alternate source (reasonably acceptable to Buyer) of the services performed by Parent and its Subsidiaries under the Transition Services Agreement at Parent's sole cost and expense.

"Action" means any claim, demand, charge, complaint, arbitration, suit, mediation or grievance, whether civil, criminal, administrative, regulatory or judicial, whether at law or in equity, by or before any Governmental Authority.

"Adverse Recommendation Change" shall have the meaning set forth in Section 7.26(b)(i).

"Adverse Recommendation Change Notice" shall have the meaning set forth in. Section 7.26(b).

"Affected Employees" shall have the meaning set forth in Section 7.5(a).

"Affiliate" means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms "controlled" and "controlling" have correlative meanings.

"Affiliated Group" means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local, or non-U.S. law.

"Affiliated Parties" shall have the meaning set forth in Section 5.22.

"Affiliate Transactions" shall have the meaning set forth in Section 5.22.

"Agreement" shall have the meaning set forth in the Preamble to this Agreement.

"Allocation" shall have the meaning set forth in Section 3.4(a).

"Analytical Technologies Action" shall have the meaning set forth in Section 7.13(a).

"Analytical Technologies Assets" means all Assets of Sellers and their Subsidiaries (other than the Analytical Technologies Companies) primarily used or primarily held for use in connection with the Analytical Technologies Business (excluding the Analytical Technologies Companies Stock and the Excluded Assets), including:

(a)         the Owned Real Property;

(b)         the leasehold interests in the Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by, with or on behalf of the Asset Sellers (with respect to the Analytical Technologies Business);

(c)         all Equipment (and Equipment Leases) primarily used or primarily held for use in connection with the Analytical Technologies Business (other than IT Assets);

(d)         the Analytical Technologies Inventories reflected in the balance sheet amounts related to the Analytical Technologies Business included in the June 30, 2009 Financial Statements (subject to any increases, decreases or dispositions thereof as may occur since the date of such Financial Statements to the Closing Date and, to the extent applicable, not in violation of Section 7.2);

(e)         the Analytical Technologies Intellectual Property;

(f)          all Contracts (other than the Real Property Leases, the Equipment Leases, any Contract that constitutes an IT Asset, Shared Contracts (other than any benefits under the Shared Contracts allocated to Buyer pursuant to Section 7.19) and Contracts primarily relating to the Excluded Assets), to which Parent or any of its Subsidiaries is a party or by which any of the Analytical Technologies Assets is subject, in each case that primarily relate to or are used primarily in connection with the Analytical Technologies Business;

 (g)        all Permits (other than Non-Transferable Permits), including Environmental Permits (and applications therefor) owned, utilized or licensed by Parent or any of its Subsidiaries relating primarily to, or required in the operation of, the Analytical Technologies Business and all applications therefor;

(h)         the Analytical Technologies Books and Records;

(i)          the intercompany receivables, as of the Closing, for amounts due and owing solely among or between any of the Analytical Technologies Companies;

(j)          any rights and claims under any confidentiality agreement, to the extent related to the Analytical Technologies Business, entered into with third Persons regarding the Sale Process;

(k)         the Analytical Technologies IT Assets;

(l)          all Assets, properties and rights of the Analytical Technologies Business reflected in the balance sheets included in the June 30, 2009 Financial Statements (subject to any increases, decreases or dispositions thereof as may occur since the date of such Financial Statements to the Closing Date and, to the extent applicable, not in violation of Section 7.2);

(m)        the Cash Amount;

(n)         (x) Intracompany Receivables and (y) Capped Receivables;

(o)         any other Assets of the Sellers and their Subsidiaries owned, used, held for use, leased or licensed and primarily relating to or primarily used in the Analytical Technologies Business, if and to the extent that such Assets are not referred to in the preceding paragraphs of this definition; and

(p)         the Assets set forth on Section 1.1(1) of the Sellers' Disclosure Schedule,

but in each case of the foregoing clauses (a) through (p), excluding the Excluded Assets.

"Analytical Technologies Books and Records" means (i) such portion of the books and records of Parent and its Subsidiaries (or true and complete copies thereof) to the extent they relate to the Analytical Technologies Business or the Analytical Technologies Assets, including the minute books, corporate charters and by-laws or comparable constitutive documents, records of share issuances, and related corporate records of the Analytical Technologies Companies, the services provided by the Analytical Technologies Business or dealings with customers of the Analytical Technologies Business, (ii) the Designated Employee Records, and (iii) all files relating to any Action or Investigation, the Liability with respect to which is included in Assumed Liabilities; provided that, for the sake of clarity, only such portions of the books and records of Parent and the Retained Subsidiaries relating to the Analytical Technologies Business or the Analytical Technologies Assets shall be included as Analytical Technologies Books and Records. Notwithstanding the foregoing, "Analytical Technologies Books and Records" shall not include any Tax Returns or other information, documents or materials (or portions thereof) relating exclusively to Taxes, the Retained Liabilities or Excluded Assets, or any records relating to employees which cannot be transferred pursuant to applicable Law without the employee's consent, unless such consent has been received after using reasonable best efforts to obtain such consents.

"Analytical Technologies Business" means the Analytical Technologies products and services business, focused on the research, development, design, manufacture and marketing of software, consumables, reagents, instruments and aftermarket parts for mass spectrometry, drug discovery and bioresearch, as well as the related training, equipment installation, repair, maintenance, customer support and application consulting services, as conducted by Parent and its Subsidiaries (including the Analytical Technologies Companies) and as conducted through the Joint Ventures, in each case as conducted on the date hereof and on and prior to the Closing Date. Notwithstanding the foregoing, the Analytical Technologies Business shall not include the businesses, activities and operations which constitute the Excluded Assets or the Excluded Businesses.

"Analytical Technologies Companies" means, collectively, (i) MDS Analytical Technologies (US) Inc., a Delaware corporation, (ii) MDS Analytical Technologies Instrumentação Científica do Brasil Ltda., (iii) MDS Analytical Technologies (Shanghai) Limited, (iv) MDS Analytical Technologies (Hong Kong) Limited, (v) MDS Analytical Technologies GmbH, (vi) MDS Analytical Technologies (GB) Limited, (vii) Molecular Devices Korea, LLC, (viii) Nihon Molecular Devices Corporation Limited and (ix) Blueshift Biotechnologies, Inc.

"Analytical Technologies Companies Stock" means all of the Equity Interests in the Analytical Technologies Companies owned of record or beneficially by Parent or any of its Subsidiaries (other than Equity Interests owned of record by any of the Analytical Technologies Companies and other than directors' qualifying shares and investments by foreign nationals mandated by applicable Law, which shares and investments are set forth on Section 1.1(2) of the Sellers' Disclosure Schedule).

"Analytical Technologies Intellectual Property" means the Intellectual Property (other than IT Assets) owned by, primarily used, or primarily held, primarily licensed or otherwise primarily granted to Sellers or their Affiliates (e.g., covenants not to sue) for use in the Analytical Technologies Business, including, for the sake of clarity, all Intellectual Property (other than IT Assets) owned, used or held for use by the Analytical Technologies Companies and all Intellectual Property owned, used or held for use by the Sellers in the Joint Ventures, and excluding, for the avoidance of doubt, Retained Names.

"Analytical Technologies Inventories" means all Inventory owned, primarily used or primarily held for use by Parent or any of its Subsidiaries or the Joint Ventures in the operation and conduct of the Analytical Technologies Business, wherever located, whether or not in their control.

"Analytical Technologies IT Assets" means the IT Assets exclusively used or exclusively held for use by Parent or any of its Subsidiaries in the Analytical Technologies Business at the Closing, if any, and those IT Assets set forth on Section 1.1(3) of the Sellers' Disclosure Schedule.

"Ancillary Agreements" means, collectively, the Local Purchase Agreements, the Transition Services Agreement and any and all other agreements to be executed by any Seller or Sellers and/or any of their Subsidiaries, on the one hand, and Buyer or any of its Subsidiaries (including, at or following the Closing, the Analytical Technologies Companies or Joint Ventures), on the other hand, in connection with the transactions contemplated by this Agreement and the Local Purchase Agreements.

"Antitrust Laws" means any antitrust, competition, or trade regulation Laws that are designed or intended to (a) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (b) control foreign investment.

"ARC" means the issuance of an advance ruling certificate by the Commissioner of Competition under subsection 102(1) of the Canadian Competition Act with respect to the transactions contemplated in this Agreement, which certificate is in form and substance acceptable to Parent and Buyer, each acting reasonably, and which certificate remains in force, unamended.

"Asset Buyers" means Buyer and/or the Persons set forth on Exhibit A (which exhibit may be updated or modified from time to time by Buyer with the consent of Parent, such consent not to be unreasonably withheld) who are designated to purchase the Purchased Assets under this Agreement or a Local Purchase Agreement, as applicable.

"Asset Sellers" means (a) Parent and (b) any other Person designated by Parent (and reasonably acceptable to Buyer) prior to Closing that may be designated to sell the Purchased Assets under this Agreement or a Local Purchase Agreement, as applicable. Each Person in clauses (a) and (b) may be referred to individually as an "Asset Seller."

"Assets" means all properties, assets, claims, Contracts and businesses of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, and wherever located (including in the possession of vendors, customers or other third parties or elsewhere), in each case whether or not recorded or reflected on the books and records or financial statements of a relevant Person, including, the following: (i) all cash, cash equivalents, notes and accounts receivable (whether current or noncurrent and including intercompany receivables), except to the extent distributed to Parent or a Retained Subsidiary prior to the Closing, unbilled revenue and income taxes recoverable; (ii) all certificates of deposit, banker's acceptances and other investment securities of any other form and maturity; (iii) the fee interest in all owned real properties (including, all plants, buildings and other structures and improvements (including, construction in progress) located thereon, fixtures contained therein and appurtenances thereto); (iv) the leasehold interest in all leased real properties and all leasehold improvements and all machinery, equipment (including, all transportation and office equipment and all improvements leased from any Governmental Authority), fixtures, trade fixtures and furniture; (v) all office supplies, production supplies, computer hardware, spare parts, other miscellaneous supplies and other tangible property of any kind; (vi) all capital stock, partnership interests and other equity or ownership interests or rights, directly or indirectly, in any Subsidiary or other entity; (vii) all inventories of materials, raw materials, supplies and consumables, packaging material and other inventories; (viii) all Intellectual Property; (ix) all rights existing under all Contracts; (x) all IT Assets; (xi) all prepayments, deposits, deferred charges, performance bonds, guarantees, warranties, derivative instruments, and advances for insurance premiums to the extent they constitute an asset and not a liability of such party; (xii) all claims, causes of action, judgments, rights of recovery and rights of set-off of any kind; (xiii) all customer lists and records pertaining to customers and accounts, personnel records, all lists and records pertaining to suppliers and agents, and all books, ledgers, files and business records of every kind; (xiv) all advertising materials and all other printed or written materials, including purchase orders, forms, labels, shipping materials, catalogues, sales brochures, operating manuals, and instructional documents; (xv) all goodwill as a going concern; (xvi) all employee contracts, including, the right thereunder to restrict an employee from competing in certain respects; (xvii) all trucks, automobiles and other vehicles; (xviii) all special and general tools, test devices, prototypes, models and any other tangible personal property; (xix) all permits, licenses, approvals and authorizations, to the extent transferable, of Governmental Authorities or third parties relating to the ownership, possession or operation of the assets; and (xx) all long term investments and deferred tax assets.

"Assignment of Leases" means an assignment of Parent's or any other Seller's or other Retained Subsidiary's interest in each Real Property Lease.

"Assumed Liabilities" means, except as expressly set forth in Section 2.5, Section 7.4, Section 7.5, Section 7.6, Section 7.9, Section 7.13, Section 7.15, Section 7.16, Section 7.19 and Section 10.2 of this Agreement, any and all Liabilities (for purpose of this definition, including clauses (a) through (m) below, excluding Retained Liabilities and any and all Liabilities of the Analytical Technologies Companies, the PE Joint Venture and, prior to the dissolution of the AB Joint Venture, the AB Joint Venture), whether arising before, on or after the Closing Date, of Parent or any of its predecessor companies or Subsidiaries, to the extent resulting exclusively from or arising exclusively out of the present, past or future operation or conduct of the Analytical Technologies Business, or the present, past or future ownership or use of any Purchased Assets to the extent exclusively used in the Analytical Technologies Business (including the ownership or use of the Analytical Technologies Assets in the Analytical Technologies Business), including the following:

(a)         (i) all Liabilities to the extent arising exclusively out of or resulting exclusively from the Analytical Technologies Actions and (ii) all Liabilities arising out of or resulting from all other Actions and Investigations which are related to, result from or arise out of the operations or conduct of the Analytical Technologies Business or the ownership or use of the Assets in the Analytical Technologies Business (including the ownership or use of the Analytical Technologies Assets), but only to the extent such Liabilities arise exclusively out of or result exclusively from the operations or conduct of the Analytical Technologies Business or the ownership or use of the Purchased Assets in the Analytical Technologies Business, whether arising before, on or after the Closing Date, in each case other than the Parent Actions;

(b)         all Liabilities to suppliers for materials, supplies, goods, services and equipment to the extent relating exclusively to the Analytical Technologies Business and all Liabilities to customers of the Analytical Technologies Business to the extent relating exclusively to the Analytical Technologies Business, whether arising prior to, on or after the Closing;

(c)         all Liabilities arising prior to, on or after the Closing under or relating to any Contracts included in the Analytical Technologies Assets to the extent relating exclusively to the Analytical Technologies Business, other than any Shared Contractual Liabilities allocated to Sellers pursuant to Section 7.19;

(d)         all Liabilities expressly assumed by Buyer under Section 7.5;

(e)         all Liabilities arising before, on or after the Closing to the extent exclusively under or relating exclusively to Real Property included in the Purchased Assets;

(f)         all Liabilities expressly and specifically assumed by, retained by or agreed to be performed by Buyer or any of its Subsidiaries (including the Analytical Technologies Companies) pursuant to the terms of this Agreement or any Ancillary Agreement;

(g)         all Environmental Liabilities to the extent relating exclusively to the Analytical Technologies Business or the ownership or use of the Purchased Assets in the Analytical Technologies Business;

(h)         all Liabilities included on the face of the balance sheet related to the Analytical Technologies Business included in the June 30, 2009 Financial Statements referred to in Section 5.5(a) (subject to any increases or decreases thereof as may occur since the date of such Financial Statements to the Closing Date and, to the extent applicable, not in violation of Section 7.2) as they exist on the Closing Date;

(i)          all Liabilities for Taxes for which Buyer is liable pursuant to the express terms of Section 7.6(k);

(j)          Buyer's or any Subsidiary of Buyer's (including any Analytical Technologies Company's) portion of Shared Contractual Liabilities to the extent expressly assumed pursuant to Section 7.19;

(k)         all Indebtedness (other than any intercompany Indebtedness), as of the Closing, that has not been settled prior to the Closing and remains outstanding as of the Closing and is due and owing by an Asset Seller (in respect of the Analytical Technologies Business);

(l)          (x) Intracompany Payables and (y) Capped Payables; and

(m)        all Liabilities set forth on Section 1.1(4) of the Sellers' Disclosure Schedule;

provided that for the avoidance of doubt, the use of "exclusively" above is not intended to exclude any Liabilities arising from circumstances in which any Liability results from or arises out of the operation or conduct of both the Analytical Technologies Business and the Excluded Businesses, but rather, in the event any Liability results from or arises out of the operation or conduct of both the Analytical Technologies Business and the Excluded Businesses (and/or any other business, operations, conduct or Assets of Parent or any of its predecessor companies or Subsidiaries), "Assumed Liabilities" shall include only such portion of such Liability exclusively resulting from or arising out of the Analytical Technologies Business, with the relevant portion being calculated based on the relative contribution to or responsibility for such Liability by the Analytical Technologies Business, on the one hand, and the Excluded Businesses (and/or any other business, operations, conduct or Assets of Parent or any of its predecessor companies or Subsidiaries), on the other hand.

"AT Benefit Plan" shall have the meaning set forth in Section 7.5(d).

"AT Confidential Information" shall have the meaning set forth in Section 7.18(c).

"Automatic Transfer Country" means England and Wales or any other jurisdiction in which the Transfer Regulations apply.

"Base Price" means $650,000,000.

"Books and Records" shall have the meaning set forth in Section 7.11(a).

"Benefit Plans" shall have the meaning set forth in Section 5.11(a).

"Business Day" means a day on which national banks are open for business in New York, New York.

"Business Employee" means (i) any employee employed by an Analytical Technologies Company or (ii) any employee (other than a Retained Employee) who is employed by any Asset Seller or any Affiliate of any Asset Seller (other than an Analytical Technologies Company) and primarily provides services to the Analytical Technologies Business.

"Buyer" shall have the meaning set forth in the Preamble to this Agreement.

"Buyer Approval" means any material Governmental Filing or Permit required for any Designated Buyer to (i) own any Analytical Technologies Company Stock, Joint Venture Interests, Purchased Assets or any portion of the Analytical Technologies Business, (ii) operate any Analytical Technologies Company or any Purchased Assets or conduct any portion of the Analytical Technologies Business, in each case as operated or conducted as of the date hereof and as of the Closing, or (iii) hire any Designated Employee or assume any Assumed Liabilities, other than the Required Antitrust Approvals and Non-Material Antitrust Approvals.

"Buyer Benefit Plan" shall have the meaning set forth in Section 7.5(b).

"Buyer Expense Payment" shall have the meaning set forth in Section 9.3(b).

"Buyer Expenses" means all of Buyer's documented, actual out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement, including in connection with preparing and negotiating this Agreement and the Ancillary Agreements and carrying out due diligence of Parent and its Subsidiaries, the Analytical Technologies Business and the Joint Ventures, and their respective assets and liabilities (including in connection with each of the foregoing, regulatory filing fees and attorneys', accountants', investment bankers', experts', consultants' and printing fees and expenses), up to a limit of $10.0 million.

"Buyer Indemnified Parties" shall have the meaning set forth in Section 10.2(a).

"Buyer Material Adverse Effect" means any change, event, development or effect that, individually or in the aggregate, has impaired in any material respect or delayed in any material respect the ability of Buyer and its Subsidiaries to consummate the transactions contemplated hereby.

"Buyer Termination Payment" shall have the meaning set forth in Section 9.3(a).

"Buyer's Disclosure Schedule" means the disclosure schedule that Buyer has delivered to Parent as of the date of this Agreement.

"Canadian Competition Act" means the Competition Act (Canada), as amended, including the regulations promulgated thereunder.

"Canadian GAAP" means accounting principles generally accepted in Canada.

"Canadian GAAP Financial Statements" shall have the meaning set forth in Section 5.5(d).

"Cap" shall have the meaning set forth in Section 10.6(a).

"Cash Amount" means Cash Equivalents up to a maximum amount of $15,000,000 in the aggregate which shall include (i) all Cash Equivalents that are recorded by any Analytical Technologies Company in its books and records immediately prior to the Closing Date, plus (ii) any Joint Venture Cash Amounts, plus (iii) all Cash Equivalents included in the Analytical Technologies Assets within the categories set forth on Section 1.1(5) of the Sellers' Disclosure Schedule multiplied by 50%, with pre-discount amount of such Cash Equivalents under this clause (iii) being in an aggregate amount not to exceed $7,000,000. For the avoidance of doubt, the Cash Amount shall not include any amount that is included in the calculation of Net Working Capital.

"Cash Equivalents" means cash, checks, money orders, funds in time and demand deposits or similar accounts (including increases for checks and drafts received from third parties and not yet deposited and cleared and deductions for payments or checks made to third parties and not yet posted), and any evidence of short-term indebtedness issued or guaranteed by the government of the United States or Canada.

"Claim Notice" shall have the meaning set forth in Section 10.4(b).

"Claims" means any and all (i) claims, (ii) demands or (iii) causes of action (in the case of clause (iii), relating to or resulting from an Action or Investigation).

"Closing" shall have the meaning set forth in Section 4.1.

"Closing Adjustment Amounts" shall have the meaning set forth in Section 3.2(a)(ii).

"Closing Balance Sheet Principles" means GAAP, consistently applied, except and only to the extent expressly specified on Exhibit B.

"Closing Date" means the date on which the Closing occurs.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collateral Source" shall have the meaning set forth in Section 10.6(d)

"Commissioner of Competition" means the Canadian Commissioner of Competition appointed under the Canadian Competition Act and any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition.

"Confidentiality Agreement" means the Confidentiality Agreement, dated February 4, 2009, by and between Parent and Danaher Corporation.

"Confidentiality and Standstill Agreement" shall have the meaning set forth in Section 7.26(a).

"Consolidated Tax Returns" means any Tax Returns with respect to Consolidated Taxes.

"Consolidated Taxes" means all federal, state, provincial or local Income Taxes, domestic or foreign, that are paid on a consolidated, unitary, combined or similar basis with respect to Tax Returns that include one or more Analytical Technologies Companies or a Joint Venture, on the one hand, and Parent or any of its Affiliates (other than the Analytical Technologies Companies or the Joint Ventures) on the other hand.

"Contract" means any written contract, agreement, lease, license or commitment, but excluding Permits and Environmental Permits.

"Damage" shall have the meaning set forth in Section 10.2(a).

"Deductible Amount" shall have the meaning set forth in Section 10.6(a).

"Deed" means a special or limited warranty deed or other similar conveyance document under applicable Law, subject only to Permitted Encumbrances.

"Delayed Companies" means each of the Analytical Technologies Companies and Asset Sellers to the extent Parent and its applicable Subsidiaries or Buyer or any Designated Buyer has not received all necessary consents and approvals of any Governmental Authority which are required to transfer the Analytical Technologies Companies Stock or Analytical Technologies Assets of any such Analytical Technologies Company or Asset Seller to Buyer or such Designated Buyer pursuant to this Agreement or any Local Purchase Agreement at the Closing.

"Designated Buyers" means, collectively, the Stock Buyers, the Asset Buyers and the Joint Venture Buyers.

"Designated Employee" means any employee or worker (other than a Retained Employee) who, immediately prior to Closing, is employed or retained by any Asset Seller or any Affiliate of any Asset Seller (other than an Analytical Technologies Company), primarily provides services to the Analytical Technologies Business, and is listed on Section 7.5(a) of the Buyer's Disclosure Schedule (which schedule identifies any such Persons who are contingent employees (or other similar status) and which schedule may be updated by Sellers from time to time prior to Closing as required to reflect ordinary course terminations and (subject to the reasonable consent of Buyer) hiring (which are in all cases subject to Section 7.2(b)(xi)).

"Designated Employee Records" means any records of any Seller that relate to Affected Employees who are Designated Employees, but only to the extent that such records (i) may be transferred consistent with applicable Law, and (ii) pertain to: (A) seniority histories, (B) salary and benefit information, (C) Occupational, Safety and Health Administration reports and records, (D) active medical restriction forms, (E) performance reviews, (F) equity plan participation, (G) disciplinary records, (H) leave of absence, (I) employment contracts, or (J) compliance related matters.

"DHR" shall have the meaning set forth in the Preamble to this Agreement.

"Diligence Period" shall have the meaning set forth in Section 7.26(a).

"Direct Employee" means Business Employees who exclusively provide services to the Analytical Technologies Business, with a complete and accurate list of such employees being set forth on Appendix A of the Sellers' Disclosure Schedule.

"Disagreement Notice" shall have the meaning set forth in Section 3.2(b).

"Dispute" shall have the meaning set forth in Section 11.6(a).

"Dispute Notice" shall have the meaning set forth in Section 11.6(a).

"Dispute Response" shall have the meaning set forth in Section 11.6(a).

"$" means United States Dollars.

"EC Merger Regulation" means the European Community Council Regulation (EC) No 139/2004 of January 20, 2004.

"Effective Time" shall have the meaning set forth in Section 4.1.

"Employee Transfer Costs" means any out of pocket physical relocation and administrative costs directly related to the relocation by Buyer or any of its Affiliates of any Designated Employees within eighteen (18) months following the Closing and, for the avoidance of doubt, Employee Transfer Costs shall only include physical relocation and directly related administrative costs, and shall not include costs related to compensation, benefits, severance, end-of-service, insurance, litigation or any other costs otherwise expressly attributed to Buyer or expressly to be retained by Sellers as set forth in Section 7.5.

"Encumbrance" means any lien (statutory or otherwise), security interest, mortgage, deed of trust, option, pledge, hypothecation, preference, priority, charge, attachment or similar encumbrance of any kind or nature whatsoever, right of first refusal, preemption, conversion, put or call or restriction on transfer.

"End Date" shall have the meaning set forth in Section 9.1(b).

"Environmental Condition" means the presence or Release to the environment, including indoor or outdoor air, surface and subsurface water, groundwater, soil and sediments, of Hazardous Substances, including any migration of Hazardous Substances through air, surface and subsurface water, groundwater, soil or sediment. "Environmental Condition" also shall include the presence of Hazardous Substances in building materials or equipment, including the presence of asbestos-containing materials or polychlorinated biphenyls.

"Environmental Laws" means all Laws relating to pollution or protection of the environment or human health and safety, including, laws relating to Releases or threatened Releases of Hazardous Substances into the indoor or outdoor environment (including, ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

"Environmental Liabilities" means all Liabilities and Damages resulting from, arising out of or otherwise related to: (i) any violation of or alleged violation of, or non-compliance with, Environmental Laws or Environmental Permits, with respect to the Analytical Technologies Business, the Analytical Technologies Companies, the Joint Ventures, the Real Property or the Purchased Assets, including the cost of correcting any such violations or noncompliance and fines and penalties associated with such violations or noncompliance; (ii) Environmental Conditions or exposure to Hazardous Substances on, at, under or migrating or discharged to or from the Purchased Assets or the Real Property, including loss of life, personal injury or property damage; loss, injury or damage to natural resources, and Remedial Actions with respect to such Environmental Conditions; or (iii) Remedial Action, loss of life, injury to persons or property, and loss, injury or damage to natural resources arising from the storage, transportation, treatment, disposal, discharge, recycling or Release, at any Off-Site Location, of Hazardous Substances generated in connection with the Analytical Technologies Business, the Analytical Technologies Companies or the Joint Ventures, including, such Liabilities and Damages arising from operations at any Real Property.

"Environmental Permit" means any permit, registration, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.

"Equipment" means all equipment (including demo equipment), fixtures, furniture, furnishings, physical facilities, machinery, inventory, spare parts, supplies, tools, vehicles and other tangible personal property, wherever located.

"Equipment Leases" means leases relating solely to Equipment.

"Equity Interests" means (i) the shares of capital stock of a corporation, (ii) the general or limited partnership interests of any partnership, (iii) the membership or other ownership interest of any limited liability company, (iv) the equity securities or other ownership interests of any kind of any other legal entity, or (v) any option, warrant or other right to convert into or otherwise receive any of the foregoing, in any such case, whether owned or held beneficially, of record or legally.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any entity that would be deemed a "single employer" with another entity under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

"Estimated Adjustment Statement" shall have the meaning set forth in Section 3.1.

"Estimated Cash Amount" shall have the meaning set forth in Section 3.1.

"Estimated Closing Balance Sheet" shall have the meaning set forth in Section 3.1.

"Estimated Indebtedness Amount" shall have the meaning set forth in Section 3.1.

"Estimated Net Working Capital" shall have the meaning set forth in Section 3.1.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Excluded Assets" means, except as expressly set forth in Section 7.4, Section 7.5, Section 7.6, Section 7.9, Section 7.10, Section 7.13, Section 7.15 and Section 7.19 of this Agreement, all right, title and interest of Parent in all of its Subsidiaries and all of their respective Assets (excluding in all cases (including clauses (a) through (n) below) the Analytical Technologies Companies, the Joint Ventures, the Assets of the Analytical Technologies Companies and the Joint Ventures, the Analytical Technologies Business, and the Analytical Technologies Assets), including:

(a)         all Assets constituting ownership interests in, or that are primarily used or primarily held for use in, the Excluded Businesses;

(b)         all Cash Equivalents (except to the extent that Cash Equivalents are held by any of the Analytical Technologies Companies or the Joint Ventures as of the Effective Time, in which case such Cash Equivalents are not "Excluded Assets" but shall be included in the calculation of the Cash Amount (subject to the limitation in the definition of "Cash Amount"));

(c)         all intercompany receivables solely among or between or among Parent and any of the Retained Subsidiaries,

(d)         with respect to the Asset Sellers, all Tax losses and Tax loss carry forwards and rights to receive refunds, credits and credit carry forwards with respect to any and all Taxes, to the extent attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date, including interest thereon, whether or not the foregoing is derived from the Analytical Technologies Business;

(e)         with respect to the Asset Sellers, any deposit or similar advance payment with respect to Taxes;

(f)          all current and prior insurance policies of Parent or any of its Subsidiaries and all rights of any nature with respect thereto to the extent not relating solely to the Analytical Technologies Business, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries, subject to Section 7.15;

(g)         all IT Assets not exclusively used in the Analytical Technologies Business at the Closing and not set forth on Section 1.1(3) of the Sellers' Disclosure Schedule;

(h)         the Retained Names;

(i)          all legal and beneficial interest in the share capital or Equity Interests of Retained Subsidiaries;

(j)          all rights of Parent or any other Seller under this Agreement and any documents delivered or received in connection herewith;

(k)         all Assets of or related to any Parent Benefit Plan;

(l)          any Intellectual Property owned by Parent or any of its Subsidiaries other than Analytical Technologies Intellectual Property;

(m)        the Shared Contracts (other than any benefits under the Shared Contracts allocated to Buyer pursuant to Section 7.19); and

(n)         all Assets set forth on Section 1.1(6) of the Sellers' Disclosure Schedule.

"Excluded Businesses" means all of the current or former businesses of Parent and its Subsidiaries, other than the Analytical Technologies Business. For the avoidance of doubt, the Excluded Businesses include the Parent Pharma Services and Parent Nordion businesses, each as described in the Form 40-F.

"Final Adjustment Amounts" shall have the meaning set forth in Section 3.2(b)(v).

"Final Cash Amount" shall have the meaning set forth in Section 3.2(b)(v).

"Final Closing Adjustment" shall have the meaning set forth in Section 3.3(a).

"Final Indebtedness Amount" shall have the meaning set forth in Section 3.2(b)(v).

"Final Net Working Capital" shall have the meaning set forth in Section 3.2(b)(v).

"Final Purchase Price" shall have the meaning set forth in Section 2.3.

"Financial Statements" shall have the meaning set forth in Section 5.5.

"Foreign Benefit Plan" shall have the meaning set forth in Section 5.11(e).

"Form 40-F" means the Annual Report on Form 40-F for the fiscal year ended October 31, 2008 filed by Parent.

"Fundamental Representations" shall have the meaning set forth in Section 10.1(a)(i).

"GAAP" means accounting principles generally accepted in the United States of America.

"GT" shall have the meaning set forth in Section 3.2(b)(i).

"Governmental Authority" means any United States (including federal or state), Canadian (including federal or provincial) or foreign (including national, supranational, provincial, territorial, regional, state, or local) governmental or regulatory agency, bureau, board, body, commission, commissioner, court, department, minister, tribunal, arbitration body (to the extent having jurisdiction over the relevant matter), authority, organization or instrumentality, including securities exchanges and quasi governmental entities.

"Governmental Filings" shall have the meaning set forth in Section 5.4(d).

"Hazardous Substance" means (i) any petrochemical or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, radon gas, and toxic mold; (ii) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "restricted hazardous materials," "extremely hazardous substances," "toxic substances," "contaminants" or "pollutants" or words of similar meaning and regulatory effect; or (iii) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any applicable Environmental Law.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related regulations.

"Income Tax" or "Income Taxes" means all Taxes based upon, measured by, or calculated with respect to (i) gross or net income or profits (including any capital gains, minimum Taxes and any Taxes on items of Tax preference, but not including sales, value added, use, real or personal property, transfer or other similar Taxes); and (ii) multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by, or calculated with respect to, is described in clause (i) above.

"Indebtedness" means, with respect to any Person, without duplication: (i) indebtedness of such Person for borrowed money, whether current or funded, secured or unsecured, whether evidenced by bonds, debentures, notes or similar instruments, and any prepayment premiums, penalties and any other fees and expenses paid to satisfy such indebtedness; (ii) indebtedness for borrowed money of any other Person guaranteed in any manner by such Person; (iii) obligations of such Person as lessee under any leases which are required to be capitalized in accordance with GAAP, contingently or otherwise, as obligor or guarantor; (iv) liabilities in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock; (v) obligations upon which interest charges are customarily paid (excluding trade accounts payables); (vi) all Liabilities arising from any transaction or retention based bonuses or payments, all severance amounts not expressly assumed by Buyer pursuant to the provisions of Section 7.5(g) hereof, and (x) all third party consent fees and (y) all other fees and expenses owed by Parent or its Subsidiaries for transaction related professionals (including brokers, finders, counsel, financial advisors, accountants, consultants and other professional advisors), in each case of (x) and (y) to the extent such fees or expenses are incurred in connection with or as a result of the consummation of the transactions contemplated hereby for which any Designated Buyer is or, to the extent such amounts should have been accrued in accordance with GAAP applied on a consistent basis with the Financial Statements, may be responsible; (vii) obligations for deferred purchase price of property or services (excluding obligations to creditors for goods and services incurred in the original course of business); (viii) obligations under any defined benefit pension plan of such Person in excess of the value of plan assets held by such plan; (ix) obligations under any interest rate or currency swap or other hedging transactions (valued at the termination value thereof); (x) amounts owed with respect to letters of credit issued by such Person; (xi) obligations by such Person to purchase securities (or other property) which arise out of or in connection with the sale of the same or substantially similar securities or property; (xii) obligations of others secured by Encumbrance (other than a Permitted Encumbrance) on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (xiii) liabilities set forth on Section 1.1(7) of the Sellers' Disclosure Schedule; and (xiv) accrued interest or penalties on any of the foregoing.

"Indebtedness Amount" means, without duplication, the principal amount of Indebtedness owed by an Analytical Technologies Company, an Asset Seller (in respect of the Analytical Technologies Business) or a Joint Venture (but only to the extent of Parent's pro rata share (based on, as of the Effective Time, Parent's percentage (direct or indirect (without duplication)) ownership as of the Effective Time of such Joint Venture) of such Indebtedness as of the Effective Time pursuant to the applicable Joint Venture Agreement) that is included in the Assumed Liabilities (excluding Indebtedness owed by an Analytical Technologies Company or the AB Joint Venture to another Analytical Technologies Company or the AB Joint Venture). For the avoidance of doubt, Net Working Capital shall not include any amount that is included in the Indebtedness Amount.

"Indemnified Party" shall have the meaning set forth in Section 10.4(a).

"Indemnifying Party" shall have the meaning set forth in Section 10.4(a).

"Indemnity Period" shall have the meaning set forth in Section 10.1(c).

"Insurance Policies" shall have the meaning set forth in Section 5.19.

"Initial Purchase Price" shall equal Base Price (i) plus, if the Estimated Net Working Capital exceeds the Reference Net Working Capital by more than the product of (x) 1.33 and (y) Reference Net Working Capital (such product, the “NWC Threshold”), an amount equal to the excess that is over the NWC Threshold (for the sake of clarity, no adjustment shall be made for the amount of any excess below such NWC Threshold), (ii) minus, if the Reference Net Working Capital exceeds the Estimated Net Working Capital, an amount equal to such excess, (iii) plus, the Estimated Cash Amount, (iv) minus, the Estimated Indebtedness Amount (which may be a positive or negative number), and (v) minus the amount (positive or negative) of the Net Intercompany Closing Balance.

"Intellectual Property" means any and all of the following rights throughout the world: (i) trademarks, service marks, trade names, corporate names, logos, designs, trade dress, slogans, taglines, Internet domain names, and other similar designations of source or origin, and any registrations, applications for registration and renewals therefor, together with all the goodwill associated with and symbolized by any of the foregoing ("Trademarks"), (ii) copyrights and other rights in works of authorship, mask works, database rights and moral rights, and any registrations, applications for registration and renewals therefor, (iii) proprietary inventions (whether or not patentable or reduced to practice) and patent disclosures, (iv) patents, industrial designs (including utility model rights and design rights), applications for patents and industrial designs (including utility model rights and design rights) and all reissues, divisions, continuations, continuations-in-part, revisions, reexaminations and extensions thereof ("Patents"), (v) trade secrets and other confidential or proprietary know how, technologies, processes, techniques, protocols, methods, algorithms, compositions, architectures, layouts, designs, drawings, plans, specifications and methodologies, including confidential or proprietary results of product performance and related studies, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals ("Proprietary Information"), (vi) software (including source code, executable code, systems, tools, data, databases, firmware, and related documentation) ("Software"), (vii) other proprietary or intellectual property rights, (viii) all rights to collect royalties, products and proceeds in connection with any of the foregoing, and (ix) all rights to sue and bring other claims for past, present and future infringement, misappropriation or other violation of any of the foregoing and all rights to recover damages (including attorneys' fees and expenses) or lost profits in connection therewith.

"Intracompany Payables" means payables solely among the Analytical Technologies Companies and the AB Joint Venture.

"Intracompany Receivables" means receivables solely among the Analytical Technologies Companies and the AB Joint Venture.

"Inventory" means all inventory of materials, supplies and consumables, raw materials, labels and packaging material, mass spectrometry, cellular dielectric spectroscopy and bioanalytical measurement products and systems, work-in-process, finished goods, parts, and all returned products, samples, demonstration models, and obsolete and non-salable inventory, including goods in transit, inventory in the possession of distributors or resellers, inventory sold on approval and rental inventory, wherever located.

"Investigation" means any audit or investigation by any Governmental Authority.

"IP Owners" means the Asset Sellers, the Analytical Technologies Companies and the Joint Ventures.

"IT Assets" means, computer systems, Software, hardware, networks, interfaces, platforms and related systems, data rights, and reference and resource materials relating thereto (including software license agreements, source code escrow agreements, support and maintenance agreements, electronic database access contracts, website hosting agreements, software or website development agreements, outsourcing agreements, service provider agreements, interconnection agreements, Permits pertaining to the foregoing and telecommunications agreements) and all Contracts related thereto.

"Joint Ventures" means, collectively, the AB Joint Venture and the PE Joint Venture.

"Joint Venture Agreements" means, collectively, the AB JV Agreements and the PE JV Agreements.

"Joint Venture Buyers" means Buyer or any other Persons identified by Buyer from time to time after the date hereof with the consent of Parent, such consent not to be unreasonably withheld.

"Joint Venture Cash Amounts" means the aggregate amount of Cash Equivalents recorded by each Joint Venture immediately prior to the Closing Date, but only to the extent of Parent's or its Subsidiaries' pro rata share (based on, as of the Effective Time, Parent's or its Subsidiaries' percentage (direct or indirect (without duplication)) equity ownership as of the Effective Time of each Joint Venture) of such Cash Equivalents as of the Effective Time pursuant to the Joint Venture Agreements.

"Joint Venture Interests" means, for each of the AB Joint Venture and the PE Joint Venture, the fifty percent (50%) ownership interest in each of the Joint Ventures that is owned directly by Parent.

"Key Employees" shall mean (i) all Business Employees who report directly to Andy Boorn, and (ii) all Business Employees whose job title is "Principal Scientist" or other comparable title.

"Laws" means all federal, state, provincial or local or foreign laws, constitutions, statutes, codes, rules, common law, regulations, ordinances, executive orders, decrees or edicts (to the extent such edicts have the force of law) by a Governmental Authority.

"Leased Real Property" means any real property leased or subleased to, or otherwise held by, any of the Asset Sellers (to the extent primarily held or used in respect of the Analytical Technologies Business), the Analytical Technologies Companies or the Joint Ventures, pursuant to a Real Property Lease.

"Liabilities" means any and all Indebtedness, liabilities, commitments and obligations, whether or not fixed, contingent or absolute, matured or unmatured, direct or indirect, liquidated or unliquidated, accrued or unaccrued, known or unknown, determined, determinable or otherwise.

"Life Tech" shall have the meaning set forth in the Recitals.

"Life Technologies Purchase Agreement" means the Stock and Asset Purchase Agreement between Life Tech and Buyer, dated as of the date hereof.

"Local Purchase Agreements" means the several Local Purchase Agreements and the Schedules and Exhibits thereto to be entered into by those Sellers set forth in Section 1.1(8) of the Sellers' Disclosure Schedule, on the one hand, and those Designated Buyers set forth in Section 1.1(8) of the Sellers' Disclosure Schedule (as such schedule may be updated or modified by Buyer from time to time with the consent of Parent, such consent not to be unreasonably withheld) on the other hand, providing for the sale, conveyance, assignment, transfer, delivery and, as applicable, the license, sublicense, lease or sublease, of certain Purchased Assets, Analytical Technologies Companies Stock, Joint Venture Interests, specified Assets or Liabilities of any Analytical Technologies Company or Joint Venture ("Specified Assets"), and/or Assumed Liabilities in the jurisdictions set forth in Section 1.1(8) of the Sellers' Disclosure Schedule (as such schedule may be updated or modified by Buyer from time to time with the consent of Parent, such consent not to be unreasonably withheld), such agreements to be in a condensed version of this Agreement to be reasonably and mutually agreed upon by Buyer and Parent, except (as Buyer and Parent shall reasonably agree) for (i) the deletion of provisions which are inapplicable to such Purchased Assets, Analytical Technologies Companies Stock, Joint Venture Interests or Assumed Liabilities covered by such Local Purchase Agreement; (ii) such changes as may be necessary to satisfy the requirements of applicable local Laws; (iii) such changes as may be reasonably agreed upon by Parent and Buyer regarding employees and employee benefits matters in order to adapt such Local Purchase Agreement to the particular circumstances of the relevant Asset Seller, Analytical Technologies Company, Joint Venture and country; provided that such changes shall be consistent with the principles underlying the corresponding provisions of this Agreement; (iv) provisions dealing with Tax matters and Tax elections to provide that the Purchased Assets and the Analytical Technologies Company Stock are transferred in a reasonably tax-efficient manner and to minimize the Transfer Tax costs associated with the transfer of the relevant property to the extent reasonably practicable; and (v) such other changes as may be reasonably agreed by Parent and Buyer.

"MAE Certificate" shall have the meaning set forth in Section 7.27.

"Material Adverse Effect" means any change, event, development or effect (whether or not constituting a breach of a representation, warranty, covenant or agreement set forth herein) that, individually or in the aggregate, (A) has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations, or financial condition of the Analytical Technologies Business, taken as a whole, or (B) impairs or delays in any material respect the ability of Sellers and their Subsidiaries or the Joint Ventures to consummate the transactions contemplated by this Agreement, other than, in case of (A) above, any change, event, development or effect to the extent resulting from (i) general economic conditions in any of the markets in which the Analytical Technologies Business operates; (ii) any change in general economic conditions or the financial, banking, currency or capital markets in general; (iii) factors generally affecting the general segments of the analytical instrumentation industry in which the Analytical Technologies Business operates; (iv) changes in Law, GAAP, Canadian GAAP or other applicable accounting standards or the interpretations thereof; (v) acts of God, pandemics or other calamities, national or international political or social conditions in any of the countries in which the Analytical Technologies Business operates, including the engagement by any such country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (vi) any action taken that is specifically required by this Agreement or failure to act to the extent such action is specifically prohibited by this Agreement; (vii) any failure to meet internal projections, public estimates or expectations relating to the Analytical Technologies Business (it being understood that the underlying causes of, or factors contributing to, the failure to meet such projections, estimates or expectations may be taken into account in determining whether a Material Adverse Effect has occurred); (viii) the announcement of this Agreement and the other agreements contemplated hereby, including by reason of the identity of Buyer or any communication by Buyer regarding the plans or intentions of Buyer with respect to the conduct of the Analytical Technologies Business; or (ix) the matter specifically set forth on Section 1.1(9) of the Sellers' Disclosure Schedule; provided that with respect to each of clauses (i) through (v), only if such changes, events, occurrences or effects do not, and would not reasonably be expected to, affect the Analytical Technologies Business in a disproportionate manner in any material respect as compared to other participants in such industry.

"Material Contracts" shall have the meaning set forth in Section 5.18.

"Material Permits" shall have the meaning set forth in Section 5.8(b).

"MDS Singapore" shall have the meaning set forth in the Preamble to this Agreement.

"MDS US" shall have the meaning set forth in the Preamble to this Agreement.

"Net Working Capital" means, as outlined and categorized on Exhibit C, (i) the total accounts receivable (comprising net trade receivables, unbilled revenues, current notes receivable, reconciled Intracompany Receivables and other current receivables), plus (ii) net inventory, plus (iii) prepaid expenses and other current assets, minus (iv) the total accounts payable (which includes current accrued Liabilities and reconciled Intracompany Payables). For the avoidance of doubt, all Cash Equivalents, Indebtedness, intercompany receivables (other than Intracompany Receivables), intercompany payables (other than Intracompany Payables) loans or other balances in favor of the Analytical Technologies Business (or at any Analytical Technologies Company, either Joint Venture, any other Subsidiary of Parent, or any Subsidiary of Life Tech); deferred income tax balances (current portion or otherwise); Excluded Assets; and Retained Liabilities are and shall be excluded from the calculation of Net Working Capital. The computation of Net Working Capital shall be determined based, to the extent relevant, on the financial accounts of each Analytical Technologies Company and each Joint Venture (but only to the extent of Parent's pro rata share (based on Parent's percentage (direct or indirect (without duplication)) ownership); provided, that in calculating Net Working Capital at Closing, the calculation shall give effect to the dissolution of the AB Joint Venture contemplated by Section 7.28 and for the sake of clarity shall be calculated after giving effect to the provisions of Section 7.28(iii). In addition, the calculation of Net Working Capital at Closing shall exclude any accruals relating to the bonuses paid by Sellers in accordance with Section 7.5(i), to the extent such bonuses are actually paid at or prior to Closing by Sellers.  Net Working Capital for the Joint Ventures and for the Analytical Technologies Companies shall be prepared in accordance with GAAP consistently applied.

"New York Courts" shall have the meaning set forth in Section 11.6(d).

"Non-Income Tax" means any Tax other than an Income Tax.

"Non-Income Tax Return" means any Tax Return relating to Non-Income Taxes.

"Non-Material Antitrust Approval" means the filings, consents and approvals set forth in Section 1.1(10) of the Sellers' Disclosure Schedule.

"Non-Transferable Permits" means the Permits which, by their terms or by applicable Law may not be transferred to third parties, including Buyer or any of its Subsidiaries.

"Notice Period" shall have the meaning set forth in Section 10.4(c).

"Obligee" shall mean, (i) with respect to Seller Confidential Information, Sellers, and (ii) with respect to AT Confidential Information, DHR, Buyer and the Designated Buyers.

"Obligor" shall mean, (i) with respect to Seller Confidential Information, DHR, Buyer and the Designated Buyers, and (ii) with respect to AT Confidential Information, the Sellers.

"Off-Site Location" means any real property other than the Real Property. For purposes of clarification, the term "Off-Site Location" does not include any location impacted by the Release of Hazardous Substances at, on, under or migrating or discharged from any Real Property.

"Ontario Condition" shall have the meaning set forth in Section 5.25(a).

"Owned Real Property" shall have the meaning set forth in Section 5.13(a).

"Parent" shall have the meaning set forth in the Preamble to this Agreement.

"Parent Action" shall have the meaning set forth in Section 7.13(a).

"Parent Benefit Plan" means a Plan which is maintained or contributed to (or with respect to which any direct or indirect liability may be incurred) by Parent or its ERISA Affiliates and which is not an AT Benefit Plan.

"Patents" shall have the meaning set forth in the definition of Intellectual Property.

"PE Consents" shall have the meaning set forth in Section 7.3(g).

"PE Joint Venture" means PE Sciex Instruments, an Ontario partnership.

"PE Joint Venture Agreement" means the Joint Venture Agreement between EG&G Canada, Ltd., MDS Inc. (acting through its MDS Sciex Division), and EG&G, Inc., effective July 12, 1999, as amended.

"PE JV Agreements" means, collectively, (i) the PE Joint Venture Agreement, (ii) the Consent Agreement, by and among PerkinElmer, Canada Inc. (f/k/a EG&G Canada, Ltd.), MDS Inc. (through its business unit MDS Analytical Technologies), Perkin Elmer, Inc (f/k/a EG&G, Inc.), PerkinElmer BioSignal, Inc. and Advanced Bioconcept Company, dated October 30, 2008, (iii) the Distribution Agreement, by and between Perkin Elmer Sciex Instruments and EG&G, effective July 12, 1999, (iv) the Purchase Agreement, by and between Perkin Elmer Sciex Instruments and MDS Inc. (acting through its MDS Sciex Division), effective July 12, 1999, (v) the Services Agreement, by and among MDS Inc. (acting through its MDS Sciex Division), EG&G, Inc, and Perkin Elmer Sciex Instruments effective July 12, 1999, (vi) the Technology License Agreement, EG&G Canada, Ltd., MDS Inc. (acting through its MDS Sciex Division), EG&G, Inc, and Perkin Elmer Sciex Instruments, effective July 12, 1999, and (vii) the Discontinuation of proTOF Business Agreement by and between MDS Analytical Technologies, a business unit of Parent, and PerkinElmer, dated April 30, 2007.

"PE JV Termination" shall have the meaning set forth in Section 7.3(h).

"PE Transfer" shall have the meaning set forth in Section 7.3(h).

"PerkinElmer" means PerkinElmer, Inc., a Massachusetts corporation.

"Permits" means any approval, permit, franchise, security clearance, consent, contractual right, licenses and other authorization and approval of any Governmental Authority.

"Permitted Encumbrances" means (i) statutory Encumbrances arising by operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent for which appropriate reserves have been established in accordance with GAAP (to the extent GAAP requires the establishment of such reserves); (ii) with respect to Real Property, requirements and restrictions of zoning, building and other similar Laws that are not violated in any material respect by the current use or occupancy of the Real Property or the activities conducted thereon; (iii) Encumbrances for Taxes not yet due or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings, in each case for which appropriate reserves have been established in accordance with GAAP; (iv) rights granted to any licensee of any Intellectual Property in the ordinary course of business or in connection with cross license agreements, which Intellectual Property licenses and cross-licenses are, if required to be disclosed pursuant to Section 5.14, disclosed on Section 5.14 of the Sellers' Disclosure Schedule; (v) mechanics', materialmen's, carriers', workmen's, warehousemen's, repairmen's, landlords', licensors' Encumbrances or other like Encumbrances that are not delinquent and relating to obligations as to which there is no default on the part of Parent or any of its Subsidiaries and which shall be paid in full and released at Closing; (vi) recorded non-monetary Encumbrances set forth in any title policy or title report or survey with respect to the Real Property which do not impair in any material respects the use or occupancy of such Real Property in the operation of the business as presently conducted thereon; (vii) in the case of Contracts or Joint Venture Interests, anti-assignment, change of control or similar restrictions contained therein or with respect thereto, to the extent disclosed on Section 5.4 of the Sellers' Disclosure Schedule; (viii) as to any Real Property located in Canada, any reservations or exceptions contained in the original grants from the Crown as amended by statute; (ix) Encumbrances on Equipment registered under the Uniform Commercial Code as adopted in any applicable state or similar legislation in other jurisdiction by any lessor or licensor of Analytical Technologies Assets to an Analytical Technologies Company or Seller (in respect of the Analytical Technologies Business), provided that same would not, individually or in the aggregate, interfere in any material respects with the conduct or operation of the Analytical Technologies Business as conducted on the date hereof and as of Closing; (x) all encroachments, overlaps, overhangs, unrecorded servitudes and easements, variations in area or measurement, rights of parties in possession or any other matters not of record which would be disclosed by an accurate survey or a physical inspection of the Real Property, provided that same would not, individually or in the aggregate, interfere in any material respects with the conduct or operation of the Analytical Technologies Business as conducted on the date hereof and as of Closing; (xi) immaterial discrepancies in the legal description of the Owned Real Property or any adjoining Real Property which would be disclosed in an up to date survey; and (xii) all servitudes and easements of record (including conservation easements and public trust easements, rights-of-way, road use agreements, covenants, conditions, restrictions, reservations, licenses and agreements) and other restrictions of record as to the use of the Real Property, provided that same would not, individually or in the aggregate, impair in any material respect the operation of the Analytical Technologies Business as conducted on the date hereof and as of Closing.

"Person" means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust or joint venture, other entity of any kind, or a Governmental Authority.

"Personally Identifiable Information" means personal information, in each case as defined under applicable data protection or privacy Laws, that is collected, stored or processed by Sellers, the Analytical Technologies Companies or the Joint Ventures in connection with the Analytical Technologies Business or the Joint Ventures.

"Pioneer Certificate Conditions" means the conditions to status as a pioneer enterprise in Singapore in respect of the manufacture of mass spectrometer instruments contained in sections (a)(i) through (iv) of the Pioneer Certificate issued to MDS Singapore by the Chairman of the Economic Development Board of Singapore on October 11, 2007.

"Plan" shall have the meaning set forth in Section 5.11(a).

"Policies" means insurance policies and insurance Contracts of any kind, including primary, excess and umbrella policies, comprehensive general liability policies, director and officer liability, fiduciary liability, automobile, aircraft, property and casualty, workers' compensation and employee dishonesty insurance policies, bonds and self-insurance and captive insurance company arrangements, together with the rights, benefits and privileges thereunder.

"Preliminary Adjustment Statement" shall have the meaning set forth in Section 3.2(a).

"Preliminary Closing Balance Sheet" shall have the meaning set forth in Section 3.2(a)(i).

"Privileged Information" shall have the meaning set forth in Section 7.17(a).

"Privileges" shall have the meaning set forth in Section 7.17(a).

"Proprietary Information" shall have the meaning set forth in the definition of Intellectual Property.

"Proxy Circular" means the management information circular to be prepared by Parent for the Shareholders Meeting, including any amendments and supplements thereto.

"Purchased Assets" means the Analytical Technologies Assets other than to the extent held by an Analytical Technologies Company or a Joint Venture at the Closing; provided, however, the Purchased Assets shall not include any (i) Non-Transferable Permits (only for so long as they remain non-transferable), (ii) Analytical Technologies Companies Stock, (iii) Equity Interests in any Retained Subsidiary, (iv) Joint Venture Interests, (v) subject to Section 7.19, the Shared Contracts or (vi) Equity Interests in any Subsidiary of an Analytical Technologies Company.

"Purchased Names" shall have the meaning set forth in Section 7.10(b).

"Purchased Names Use Term" shall have the meaning set forth in Section 7.10(b).

"Real Property" means, collectively, Owned Real Property and Leased Real Property.

"Real Property Leases" shall have the meaning set forth in Section 5.13(b).

"Reference Net Working Capital" means $72,000,000 (subject to adjustment as provided in Section 3.3(c)).

"Reference Net Working Capital Statement" means the statement of Net Working Capital attached hereto as Exhibit C.

"Regulatory Law" means the HSR Act, the Canadian Competition Act, the EC Merger Regulation and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including Antitrust Laws.

"Release" means any spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal, escaping, dumping or leaching into or through the environment, including ambient air, surface water, soil, sediment or groundwater (including the abandonment or discarding of barrels, containers, and other receptacles containing Hazardous Substances) or as otherwise defined under Environmental Laws.

"Remedial Action" means all actions required to (1) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment, (2) control the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (3) perform pre-remedial studies and investigations and post-remedial monitoring and care, (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential clean up, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment or (5) any administrative, judicial, or other orders or proceedings related to the above.

"Representatives" shall mean, in all places in the Agreement other than Section 7.18(a), with respect to any Person, such Person's Affiliates and it and its Affiliates' respective directors, officers, employees, members, owners, partners, accountants, consultants, advisors, attorneys, agents and other representatives. In Section 7.18(a), the term "Representatives" shall have the meaning set forth in the Confidentiality Agreement.

"Required Antitrust Approvals" means any means any required filings, consents, approvals and actions required to be made or obtained or advance ruling certificate or no-action letter required to obtain an exemption from such filings, consents, approvals or actions ed pursuant to (i) the HSR Act, (ii) the Canadian Competition Act and (iii) any other Antitrust Law in order to consummate the transactions contemplated by this Agreement or the Local Purchase Agreements, excluding Non-Material Antitrust Approvals.

"Requisite Vote" shall have the meaning set forth in Section 5.2.

"Resolution Period" shall have the meaning set forth in Section 3.2(b)(i).

"Restricted Period" shall have the meaning set forth in Section 7.23(a).

"Restrictive Covenants" shall have the meaning set forth in Section 7.23(d).

"Retained Employees" means those Employees listed on Section 1.1(11) of the Sellers' Disclosure Schedule.

"Retained Interests" shall have the meaning set forth in Section 7.3(h).

"Retained Liabilities" means any and all Liabilities, whether arising before, on or after the Closing Date, of any Seller or any of their predecessor or successor companies or businesses, or any of their Affiliates, Subsidiaries or divisions, other than the Assumed Liabilities (except as specifically provided in clauses (a)-(h) below). "Retained Liabilities" shall also include the following:

(a)         all Liabilities of the Parent Benefit Plans;

(b)         all Liabilities of Sellers and their Affiliates with respect to any Designated Employee arising out of or relating to any act, omission or event occurring, or circumstance, condition or state of facts existing, on or prior to the Closing Date, except to the extent that such is (x) included in the determination of the Final Net Working Capital or (y) non-current Liabilities otherwise reserved or accrued for on the June 30, 2009 balance sheet contained in the Financial Statements or incurred in the ordinary course of business consistent with past practice since June 30, 2009, and except as otherwise provided in Section 7.5(a), Section 7.5(b) and Section 7.5(c);

(c)         all Liabilities for Taxes for which Parent is liable pursuant to the express terms of Section 7.6(k);

(d)         all Liabilities assumed by, retained by or agreed to be performed by any Seller or any of the Retained Subsidiaries pursuant to this Agreement or any of the Ancillary Agreements;

(e)         (x) all Liabilities between Parent and its Subsidiaries, on the one hand, and Life Tech and its Subsidiaries, on the other hand, relating to the Analytical Technologies Business and AB Joint Venture, and (y) all Liabilities of the AB Joint Venture to either Parent and its Subsidiaries or Life Tech and its Subsidiaries;

(f)         notwithstanding anything to the contrary in this definition, all Liabilities expressly assumed or retained by Sellers and their Affiliates pursuant to this Agreement and the Ancillary Agreements; and

(g)         Liabilities listed in Section 1.1(12) of the Sellers' Disclosure Schedule.

"Retained Names" means, collectively, the Trademarks set forth in Section 1.1(13) of the Sellers' Disclosure Schedule and any Trademarks containing or comprising, or that are a derivation of, the foregoing.

"Retained Subsidiary" means any Subsidiary of Parent at any time after the date of this Agreement, other than any Analytical Technologies Company or any Subsidiary of an Analytical Technologies Company or either Joint Venture.

"Review Period" shall have the meaning set forth in Section 3.2(b).

"Rules" shall have the meaning set forth in Section 11.6(c).

"Sale Process" means all matters relating to the sale of the Analytical Technologies Business and all activities in connection therewith, including the solicitation of proposals from third parties in connection with the sale of the Analytical Technologies Business.

"Section 8.2(c) Certificate" shall have the meaning set forth in Section 5.25(a).

"Section 8.3(c) Certificate" shall have the meaning set forth in Section 6.10(a).

"Securities Act" means the United States Securities Act of 1933, as amended.

"Seller Confidential Information" shall have the meaning set forth in Section 7.18(b).

"Seller Indemnified Parties" shall have the meaning set forth in Section 10.3(a).

"Sellers" means, collectively, (i) Parent, MDS Singapore and the other Asset Sellers, (ii) MDS US, and the other Stock Sellers, and (iii) for purposes of Section 5.1, Section 5.2, Section 5.3, Section 5.4, Section 7.6(k), and ARTICLE X and ARTICLE XI only, Laboratoires MDS Quebec Ltée.

"Sellers' Disclosure Schedule" means the disclosure schedule that Sellers have delivered to Buyer as of the date of this Agreement.

"Shared Contracts" means Contracts entered into prior to the Closing which are between Parent or any of its Subsidiaries (or, after the Closing, Parent or Buyer or any of their respective Subsidiaries), on the one hand, and one or more unaffiliated third parties, on the other hand (regardless of whether such Contracts constitute Analytical Technologies Assets), that directly benefit both (i) any of the Excluded Businesses and (ii) the Analytical Technologies Business.

"Shared Contractual Liabilities" means Liabilities to third parties in respect of Shared Contracts resulting exclusively from benefits received by (x) Parent or any Retained Subsidiary or (y) any Designated Buyer or any of its Subsidiaries, as applicable, to the extent incurred prior to, on or after the Closing Date.

"Shared Employee" means any Designated Employee who provides services on a non-exclusive basis to the Analytical Technologies Business. A complete and accurate list of such employees is set forth in Appendix B of the Sellers' Disclosure Schedule (which Appendix may be updated by Sellers from time to time prior to Closing as required to reflect ordinary course terminations and (subject to the reasonable consent of Buyer) hiring (which in all cases are subject to Section 7.2(b)(xi)).

"Shareholder Resolution" means the special resolution of the Shareholders approving the sale of Parent's direct and indirect interest in the Analytical Technologies Business pursuant to the terms and conditions of this Agreement.

"Shareholders" shall have the meaning set forth in Section 7.25(a).

"Shareholders Meeting" shall have the meaning set forth in Section 7.25(a).

"Shares" shall have the meaning set forth in Section 5.2.

"Significant Customers" shall have the meaning set forth in Section 5.20(a).

"Significant Suppliers" shall have the meaning set forth in Section 5.20(a).

"Software" shall have the meaning set forth in the definition of Intellectual Property.

"Stock Buyers" means Buyer and/or the other Persons set forth on Exhibit D (which exhibit may be updated or modified by Buyer from time to time with the consent of Parent, such consent not to be unreasonably withheld) who are designated to purchase the Analytical Technologies Companies Stock under this Agreement or a Local Purchase Agreement, as applicable.

"Stock Sellers" means (a) Parent and MDS US, and (b) any other Person designated by Parent (and reasonably acceptable to Buyer) prior to Closing that may be designated to sell Analytical Technologies Companies Stock under this Agreement or a Local Purchase Agreement. Each Person in clauses (a) and (b) may be referred to individually as a "Stock Seller."

"Straddle Period" shall have the meaning set forth in Section 7.6(a)(iii).

"Subsidiaries" of any entity means, at any date, any Person of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests or more than fifty percent (50%) of the profits or losses of which are, as of such date, owned, controlled or held by the applicable entity or one or more subsidiaries of such entity. For purposes of this Agreement, the Joint Ventures shall not be deemed to be a Subsidiary of Parent or Buyer (unless Buyer shall then own more than fifty percent (50%) of the Equity Interests in the relevant Joint Venture) or any of their respective Subsidiaries.

"Superior Proposal" means any binding bona fide unsolicited written offer, which did not arise from a breach of Section 7.26, made by any Person (other than Buyer or any Affiliate of Buyer) that, if consummated, would result in such Person (or in the case of a direct merger between such Person and Parent, the shareholders of such Person) acquiring, directly or indirectly, (a) all or substantially all of the Shares or Assets (which shall include the Excluded Businesses, the Analytical Technologies Business and the Assets used or held for use in connection with the Excluded Businesses and the Analytical Technologies Business) of Parent and its Subsidiaries, taken as a whole, or (b) all or substantially all of the Equity Interests or Assets comprising the Analytical Technologies Business, and which offer, in the good faith judgment of the board of directors of Parent (after consultation with its financial and outside legal advisors), (i) is more favorable from a financial point of view to Shareholders than the transactions contemplated by this Agreement (taking into account all of the terms and conditions of such proposal and this Agreement (including the ability of the parties thereto to consummate the transactions contemplated thereby and any changes to the terms of this Agreement proposed by Buyer in response to such Superior Proposal in accordance with Section 7.26(b))); (ii) is reasonably capable of being completed without undue delay, taking into account all financial, legal and regulatory aspects of such proposal, including financing, regulatory approvals, identity of the Person or group making the proposal; (iii) is not subject to a due diligence condition (at the time any Adverse Recommendation Change would be made), and (iv) with respect to the type of transaction in clause (a) above only, requires the termination of, or otherwise does not contemplate or require the offeror to honor or comply with the terms and conditions of this Agreement.

"Tax" means (i) any federal, national, provincial, state or local or non-U.S. taxes, including but not limited to any of the following, imposed by or payable to any Taxing Authority: any income, gross receipts, license, payroll, employment, excise, severance, stamp, business, occupation, premium, windfall profits, environmental, capital stock, customs duties, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, service, service use, lease, lease use, transfer, registration, value added tax, or similar tax, any alternative or add-on minimum tax, any estimated tax, and all employment insurance, health insurance and Canada, Quebec and other government pension plan premiums or contributions, or other tax of any kind, and any levy, impost, duty, assessment, or withholding tax, in each case, including any interest, penalty, or addition thereto, whether disputed or not; (ii) any Liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto; and (iii) any Liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to the Liability of any other Person.

"Tax Claim" shall have the meaning set forth in Section 7.6(l)(i).

"Tax Returns" means any and all returns, declarations, reports, information returns, certificates, schedules, elections, claims for refund and statements required to be prepared or filed with any Taxing Authority in respect of Taxes and any amended Tax Returns, including any attachments and supplements thereto.

"Taxing Authority" means any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of Taxes.

"Third Party Claim" shall have the meaning set forth in Section 10.4(b)

"Third Party Cost Awards" means costs, expenses, interests and penalties awarded to third parties.

"Third Party Shared Policies" means all Policies, whether or not in force at the Closing Date issued by unaffiliated third-party insurers to Parent or any of its Subsidiaries or any of their respective Affiliates, which cover risks that relate to both the Excluded Businesses and the Analytical Technologies Business and local Policies thereunder.

"Trademarks" shall have the meaning set forth in the definition of Intellectual Property.

"Transaction Documents" means, collectively, this Agreement and the Ancillary Agreements.

"Transaction Litigation" shall have the meaning set forth in Section 7.24(a).

"Transfer Regulations" means (a) in England and Wales, the Transfer of Undertakings (Protection of Employment) Regulations 2006 and (b) in England and Wales or elsewhere in the world, any other Laws dealing with the automatic transfer by operation of Law of the employment of employees from one employer to another (including but not limited to Laws implementing the EU Council Directives 2001/23/EC, 98/50/EC and 77/187/EEC, each as amended or replaced).

"Transfer Taxes" means any and all transfer, documentary, stamp duty, sales, use, registration, commodities and other similar taxes (including all applicable real estate transfer taxes) and related amounts (including any penalties, interest and additions to tax) incurred in connection with this Agreement, the purchase and sale of the Analytical Technologies Companies Stock, the Joint Venture Interests, the Purchased Assets and the other transactions contemplated hereby and thereby.

"Transition Services Agreement" means the Transition Services Agreement substantially in the form attached as Exhibit E hereto.

"Union" means any labor union, labor organization, works council or other collective group of employees which represents any group of Business Employees or with which any of Sellers is otherwise required to negotiate or consult in connection with the transactions contemplated hereby.

"Unresolved Items" shall have the meaning set forth in Section 3.2(b)(iii).

"Value Added Tax" or "VAT" means any value added tax, goods and services tax, similar indirect tax or any tax analogous thereto.

"Worker Notification Law" means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and all similar and related Laws requiring notice to employees in the event of a closing or layoff.

"Wholly-Owned Subsidiary" means, with respect to any Person, any Subsidiary of such Person if all of the common stock or other similar equity ownership interests (but not including non-voting preferred stock) in such Subsidiary (other than any director's qualifying shares or investments by foreign nationals mandated by applicable Law) is owned directly or indirectly by such Person.

Section 1.2           Interpretation. Unless otherwise indicated to the contrary in this Agreement by the context or use thereof: (a) the words, "herein," "hereto," "hereof" and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (b) words importing the masculine gender shall also include the feminine and neutral genders, and vice versa; (c) the word "including" means "including without limitation"; and (d) all statements of or references to dollar amounts in this Agreement are to the lawful currency of the United States of America. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any language from prior drafts of this Agreement, to the extent not included in the definitive version of this Agreement executed by the parties hereto, shall not be deemed to reflect the intention of any party hereto with respect to the transactions contemplated hereby.

ARTICLE II

PURCHASE AND SALE OF STOCK AND ASSETS

Section 2.1           Purchase and Sale of Analytical Technologies Companies Stock and Joint Venture Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, (i) the Stock Sellers shall sell, assign, transfer, convey and deliver to the Stock Buyers, and Buyer shall cause the Stock Buyers to purchase and acquire, free and clear of Encumbrances, all the Analytical Technologies Companies Stock and (ii) Parent shall sell, assign, transfer, convey and deliver to the Joint Venture Buyers, and Buyer shall cause the Joint Venture Buyers to purchase and acquire, free and clear of Encumbrances, each of the Joint Venture Interests.

Section 2.2       Purchase and Sale of Purchased Assets; Excluded Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Asset Sellers shall sell, assign, transfer, convey and deliver to the applicable Asset Buyers, and Buyer shall cause the applicable Asset Buyers to purchase, acquire and accept from each Asset Seller, free and clear of Encumbrances, other than Permitted Encumbrances, all of the Purchased Assets. Notwithstanding any of the foregoing, to the extent it is contemplated that any Purchased Assets are to be transferred, conveyed or licensed to Buyer, one or more of the Designated Buyers, or one or more of the Asset Buyers pursuant to an Ancillary Agreement, such Purchased Assets shall be transferred, conveyed or licensed to Buyer, one or more of the Designated Buyers, or one or more of the Asset Buyers, as the case may be, pursuant to such Ancillary Agreement (other than a Local Purchase Agreement) and not hereunder.

Section 2.3           Consideration. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, in consideration for the purchase of the Purchased Assets, the Analytical Technologies Companies Stock and the Joint Venture Interests pursuant to Section 2.1 and Section 2.2, in addition to assuming the Assumed Liabilities that have been incurred as of the Closing Date or that are owing to any Person as of the Closing Date, Buyer or the relevant Designated Buyer, as applicable, shall pay for and on behalf of itself and/or the Designated Buyers, if applicable, to Parent (or to one or more Subsidiaries designated by Parent) an amount in cash equal to the Initial Purchase Price, subject to adjustment following the Closing pursuant to Section 3.3 (as so adjusted, the "Final Purchase Price").

Section 2.4           Assumed and Retained Liabilities.

(a)         Notwithstanding Section 2.3, upon the terms and subject to the conditions set forth herein, effective at the Closing, Buyer and/or one or more of the Asset Buyers shall assume the Assumed Liabilities.

(b)         The applicable Sellers shall retain and be responsible for (and, to the extent such Retained Liabilities are Liabilities of any of the Analytical Technologies Companies, assume) the Retained Liabilities.

Section 2.5           Third Party Consents.

(a)         Notwithstanding anything else in this Agreement to the contrary but subject in all cases to Section 8.2 hereof, this Agreement and the Local Purchase Agreements shall not constitute an agreement to assign, license, sublicense, lease, sublease, convey or transfer at Closing any Asset (including any Action, Environmental Permit, Permit, Contract or Real Property Lease, Equipment Lease or any claim or right or any benefit arising thereunder or resulting therefrom) as to which consent or approval from any Person (including consents and approvals of Governmental Authorities but excluding consents and approvals from Sellers, the Analytical Technologies Companies or any Affiliate of Parent or Buyer) to assignment, license, sublicense, lease, sublease, conveyance or transfer thereof or amendment thereof is expressly required but has not been obtained as of the Closing Date unless and until such consent, approval or amendment is no longer required or has been obtained. At Sellers' sole cost and expense, Sellers and Buyer shall use, and cause each of their respective Subsidiaries to use, reasonable best efforts to obtain any such consent, approval or amendment, including after the Closing Date (except as set forth in Section 2.5(a) of the Sellers' Disclosure Schedule); provided, however, that neither Sellers or any of their Affiliates nor Buyer or any of its Affiliates shall be required to commence any litigation or grant any materially unreasonable accommodation or make any materially unreasonable payment to any third party. Upon obtaining the requisite consents, approvals or amendments thereto, such Asset shall be transferred and assigned to Buyer hereunder without any additional consideration.

(b)         In the event and to the extent that (i) any Seller or any of its Subsidiaries is unable to obtain any consent, approval, Permit or amendment required to transfer, license, sublicense, lease, sublease, convey or assign any Purchased Asset to Buyer, or (ii) that any Designated Buyer or any of its Subsidiaries is unable to obtain any Buyer Approval, Sellers shall, and shall cause their Subsidiaries to, at Sellers' sole cost and expense (including professional fees and expenses) net of direct out-of-pocket costs of performing such obligations, use reasonable best efforts to (i) continue to hold, and, to the extent required by the terms applicable to such Asset, operate such Asset in the case of real or personal property and be bound thereby in the case of Contracts, and continue to hold and operate such portion of the Analytical Technologies Business or such Analytical Technologies Company, (ii) cooperate in any arrangement, reasonable and lawful as to the relevant Seller(s) and Buyer, designed to provide to Buyer or its Subsidiaries the benefits arising under such Purchased Asset, such portion of the Analytical Technologies Business or such Analytical Technologies Company, including accepting such reasonable direction as Buyer shall request of such Seller(s) and (iii) enforce at Buyer's request, or allow Buyer and its Affiliates to enforce in a commercially reasonable manner, any rights of Parent and its Affiliates under such Purchased Asset, such portion of the Analytical Technologies Business or such Analytical Technologies Company against the issuer thereof or the other party or parties thereto (including the right to elect to terminate such of the foregoing in accordance with the terms thereof upon the request of Buyer). Sellers shall, and shall cause their Subsidiaries to, without further consideration therefor, and without right of set-off, pay and remit to Buyer promptly all monies, rights and other considerations received in respect of such performance. Buyer shall indemnify the Parent Indemnified Parties for all Damages arising out of any actions (or omissions to act) of Parent or any Retained Subsidiary taken at the specific direction of Buyer or any of its Subsidiaries (including any Analytical Technologies Company).

(c)         Notwithstanding anything else set forth in this Section 2.5, neither Sellers nor any of their Subsidiaries shall, in performing their respective obligations under this Section 2.5, be required to take any action that would, in the reasonable judgment of Parent's counsel, (i) result in a violation of any obligation which any Seller or any such Subsidiary has to any third party, provided that Sellers have used, and have caused their Subsidiaries and the Joint Ventures to use, reasonable best efforts to obtain the consent or waiver of such obligation from such third party, or (ii) otherwise violate in any material respect applicable Law.

ARTICLE III

PURCHASE PRICE

Section 3.1           Estimated Amounts Included In Initial Purchase Price. No later than five (5) Business Days prior to the Closing Date, Parent shall prepare and deliver to Buyer (i) an estimated balance sheet of the Analytical Technologies Business as of the Effective Time (the "Estimated Closing Balance Sheet") and (ii) a statement derived from such estimated balance sheet (the "Estimated Adjustment Statement") setting forth its good faith estimates of the Net Working Capital of the Analytical Technologies Business (which shall give effect to the dissolution of the AB Joint Venture contemplated by Section 7.28 and for the sake of clarity shall be calculated after giving effect to the provisions of Section 7.28(iii)) (such estimates, the "Estimated Net Working Capital"), the Cash Amount (the "Estimated Cash Amount") and the Indebtedness Amount (the "Estimated Indebtedness Amount"), in each case as of the Effective Time. The Estimated Closing Balance Sheet and the Estimated Adjustment Statement shall be prepared in accordance with the Closing Balance Sheet Principles and include reasonable detail with respect to the calculation of each component of the Estimated Net Working Capital, the Estimated Cash Amount and the Estimated Indebtedness Amount. Parent and Buyer shall use reasonable best and good faith efforts to resolve prior to the Closing any disagreements between them concerning the computation of any of the items on the Estimated Closing Balance Sheet or the Estimated Adjustment Statement; provided, however, if the parties are unable to resolve any such disagreement, any item in dispute shall be deemed (solely for purposes of determining the Initial Purchase Price, but subject in all respects to adjustment pursuant to Section 3.2) equal to the sum of (x) the estimate prepared in good faith by Parent and (y) Buyer's good faith estimate of such item, divided by two.

Section 3.2           Post-Closing Purchase Price Determination.

(a)         As soon as practicable, but in no event later than ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Parent the following (collectively, the "Preliminary Adjustment Statement"):

(i)        an unaudited balance sheet of the Analytical Technologies Business as of the Effective Time (the "Preliminary Closing Balance Sheet"), prepared by Buyer in accordance with the Closing Balance Sheet Principles; and

(ii)       a statement setting forth reasonably detailed calculations by Buyer of the Net Working Capital, the Cash Amount, and the Indebtedness Amount, in each case as of the Effective Time based on the Preliminary Closing Balance Sheet (the "Closing Adjustment Amounts") and prepared on a basis consistent with the Closing Balance Sheet Principles.

(b)         If Parent disagrees with Buyer's calculation of the Closing Adjustment Amounts, Parent shall promptly, but in no event later than forty-five (45) days after receiving the Preliminary Adjustment Statement (the "Review Period") deliver to Buyer written notice describing in reasonable detail its dispute by specifying those items or amounts as to which Parent disagrees, together with Parent's determination of such disputed items and amounts (a "Disagreement Notice"). If Parent either gives notice that it agrees with Buyer's calculation of the Closing Adjustment Amounts or fails to deliver a Disagreement Notice within the Review Period, Buyer and Parent agree that effective as of the date of delivery of the notice of agreement or as of the close of business on the last day of the Review Period, as applicable, the Closing Adjustment Amounts set forth in the Preliminary Adjustment Statement shall be final, conclusive and binding on the parties hereto and shall constitute the respective "Final Adjustment Amount" for purposes of Section 3.3. If Parent delivers a Disagreement Notice to Buyer within the Review Period, any item not expressly set forth in the Disagreement Notice as the subject of the disagreement shall be final, conclusive and binding on the parties hereto, and Parent and Buyer shall resolve all disputed items set forth in the Disagreement Notice as follows:

(i)        Parent and Buyer shall use reasonable good faith efforts to resolve the dispute during the thirty (30) day period (the "Resolution Period") commencing on the date Parent delivers the Disagreement Notice to Buyer, and any such resolution shall be final and binding on the parties hereto. If Buyer and Parent are not able to resolve all disputed items within the Resolution Period, then the items in dispute shall be promptly submitted (if practicable, within five (5) Business Days following the expiration of the Resolution Period) to Grant Thornton LLP ("GT"), or if GT is conflicted, unable or unwilling to serve, another mutually acceptable internationally recognized independent accounting firm (the "Accounting Firm"). If GT is conflicted, unwilling or unable to serve and Parent and Buyer are unable to agree on another mutually acceptable accounting firm within five (5) Business Days of receipt of notice of GT's conflict or unavailability, either party may apply to the American Arbitration Association ("AAA") to appoint a senior partner in an internationally recognized accounting firm to serve as the Accounting Firm. If neither Parent nor Buyer submits any item in dispute to the Accounting Firm within ten (10) Business Days following the expiration of the Resolution Period or, if GT is conflicted, unable or unwilling to serve within five (5) Business Days of the appointment of an Accounting Firm or receipt of notice of the AAA's appointment of a senior partner in an internationally recognized Accounting Firm (whichever comes later), Buyer's determination of any item then in dispute set forth in the Preliminary Adjustment Statement shall become final, conclusive and binding on Buyer and Parent. The parties agree that all proceedings involving the AAA contemplated by this Section 3.2 shall take place in New York, New York.

(ii)       The Accounting Firm shall be given reasonable access to all relevant records of the Analytical Technologies Business to calculate the Closing Adjustment Amounts, provided that such access shall not include any access to documents to the extent prepared primarily in anticipation of, or for the purposes of evaluating, any potential dispute, litigation or arbitration concerning the Preliminary Adjustment Statement or the calculation of the Closing Adjustment Amounts.

(iii)      If any remaining items in dispute are submitted to the Accounting Firm for resolution (such items, the "Unresolved Items"), each of Buyer and Parent shall submit to the Accounting Firm (with a copy delivered to the other party on the same day), within ten (10) Business Days after the date of the engagement of the Accounting Firm, a memorandum (which may include supporting exhibits) setting forth their respective positions on the Unresolved Items. Each of Buyer and Parent may (but shall not be required to) submit to the Accounting Firm (with a copy delivered to the other party on the same day), within twenty (20) Business Days after the date of the engagement of the Accounting Firm, a memorandum responding to the initial memorandum submitted to the Accounting Firm by the other party. Unless requested by the Accounting Firm in writing, no party hereto may present any additional information or arguments to the Accounting Firm, either orally or in writing.

(iv)      The Accounting Firm shall use its accounting expertise to calculate, based solely on the written submissions of Buyer, on the one hand, and Parent, on the other hand, and not by independent investigation, the Closing Adjustment Amounts and shall be instructed that its calculation (A) must be made in accordance with the standards and definitions in this Agreement and Exhibit B, and (B) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by Parent in the Disagreement Notice and by Buyer in the Preliminary Adjustment Statement. The Accounting Firm shall submit such verification and calculation to Parent and Buyer as soon as practicable, but in any event within thirty (30) days after the remaining issues in dispute are submitted to the Accounting Firm. Notwithstanding anything express or implied in the first sentence of this Section 3.2(b)(iv) to the contrary, the determination by the Accounting Firm of the Closing Adjustment Amounts, as set forth in a written notice delivered to Buyer and Parent by the Accounting Firm in accordance with this Agreement shall be binding and conclusive on Buyer and Parent.

(v)       The Closing Adjustment Amounts as determined after all disputes have been resolved in accordance with this Section 3.2(b) are referred to herein collectively as the "Final Adjustment Amounts" and individually as the "Final Net Working Capital ", the "Final Cash Amount" and the "Final Indebtedness Amount", respectively. Parent and Buyer agree that the procedures set forth in this Section 3.2(b) for resolving disputes with respect to the Preliminary Closing Balance Sheet and Closing Adjustment Amounts shall be the sole and exclusive method for resolving any such disputes. The Accounting Firm's determination may be entered and enforced in any court of competent jurisdiction, and the substance of the Accounting Firm's determination shall not be subject to review or appeal, absent a showing of fraud by one of the parties in the proceeding or on the part of the Accounting Firm.

(c)         The fees and expenses of such Accounting Firm shall be borne pro rata by Buyer and Parent based on the proportionate amount of deviation of the determination of Closing Adjustment Amounts, as set forth in the Disagreement Notice and the Preliminary Adjustment Statement, respectively, from the determination of Final Adjustment Amounts made by the Accounting Firm.

(d)         In connection with Parent's review of the Preliminary Adjustment Statement, Buyer shall (i) provide reasonable access, during normal business hours and upon reasonable notice, to relevant work papers, schedules, memoranda and other documents prepared or reviewed by Buyer or any of its accountants or other representatives during the course of its review that are relevant to the Preliminary Adjustment Statement, and that such access be provided promptly after request by Parent and/or its representatives (provided that such access shall not include any access to documents to the extent prepared primarily in anticipation of, or for the purposes of evaluating, any potential dispute, litigation or arbitration concerning the Preliminary Closing Balance Sheet or the calculation of the Closing Adjustment Amounts), and (ii) subject to the foregoing limitations, request that Buyer's independent accountant, if any, communicate with Parent and its representatives with respect to such review.

(e)         It is the intent of the parties to have any determination of Unresolved Items by the Accounting Firm proceed in an expeditious manner, however, any deadline or time period contained herein may be extended or modified by agreement of the parties and the parties agree that the failure of the Accounting Firm to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Accounting Firm.

Section 3.3           Final Purchase Price Determination.

(a)         The Final Purchase Price shall be equal to the Initial Purchase Price, (i)(A) plus, if the Final Net Working Capital as determined pursuant to Section 3.2(b) exceeds both the NWC Threshold and Estimated Working Capital, the lesser of (x) the amount of excess between Final Net Working Capital and Estimated Net Working Capital and (y) the amount of excess between Final Net Working Capital and the NWC Threshold, (B) minus, if the Estimated Net Working Capital exceeds the Final Net Working Capital as determined pursuant to Section 3.2(b), the amount of such excess, (ii)(A) plus, if the Final Cash Amount as determined pursuant to Section 3.2(b) exceeds the Estimated Cash Amount, the amount of such excess, (B) minus, if the Estimated Cash Amount exceeds the Final Cash Amount as determined pursuant to Section 3.2(b), the amount of such excess, (iii)(A) plus, if the Estimated Indebtedness Amount as determined pursuant to Section 3.2(b) exceeds the Final Indebtedness Amount, the amount of such excess, (B) minus, if the Final Indebtedness Amount exceeds the Estimated Indebtedness Amount as determined pursuant to Section 3.2(b), the amount of such excess (the result of the Final Purchase Price minus the Initial Purchase Price, the "Final Closing Adjustment").

(b)         Buyer (if the Final Closing Adjustment is a positive number) or Parent (if the Final Closing Adjustment is a negative number), as the case may be, shall, within five (5) Business Days after the later of (w) the determination of the Final Net Working Capital pursuant to Section 3.2(b), (x) the determination of the Final Cash Amount pursuant to Section 3.2(b), and (y) the determination of the Final Indebtedness Amount pursuant to Section 3.2(b), make payment to the other by wire transfer of immediately available funds to one or more accounts designated by the other an amount equal to the Final Closing Adjustment as determined pursuant to Section 3.3(a).

(c)         Without limiting anything else herein to the contrary, Sellers represent and warrant to Buyer that the schedule of Net Working Capital as of the end of each of the six months ended June 30, 2009 set forth in Section 3.3(c) of the Sellers' Disclosure Schedule is true, accurate and complete and that Reference Net Working Capital is intended to represent the mathematical average of the Net Working Capital as of such six month ends. Reference Net Working Capital shall be adjusted (upwards but not downwards) for purposes of the definitions in Article I and for purposes of Article III (including retroactive calculation of the correct Initial Purchase Price and Final Purchase Price and repayment by Sellers to Buyer of any excess payment in accordance with Section 3.2(b); with any such retroactive calculation and repayment to be made during the time period during which the Final Purchase Price is determined pursuant to Section 3.2 (b)) based on a recalculation that takes into account any errors or misrepresentations on such schedule. For all purposes of this Agreement, all calculations of Net Working Capital or Reference Net Working Capital are calculated based on the assets and liabilities existing immediately prior to the dissolution of the Joint Venture, provided, that in calculating Net Working Capital at Closing, the calculation shall give effect to the dissolution of the AB Joint Venture contemplated by Section 7.28 and for the sake of clarity shall be calculated after giving effect to the provisions of Section 7.28(iii). Sellers shall provide reasonable access, during normal business hours and upon reasonable notice, to personnel of Sellers and to relevant work papers, schedules, memoranda and other documents prepared or reviewed by Sellers or any of its accountants or other representatives relevant to the determination of Reference Net Working Capital, such access be provided promptly after request by Buyer and/or its representatives.

Section 3.4           Allocation of the Purchase Price.

(a)         Parent and Buyer shall allocate the total consideration for the Analytical Technologies Business (as determined for tax purposes) in accordance with the schedule set forth on Exhibit F (the "Allocation"). Parent and Buyer shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as reasonably required to prepare such Allocation. Except as may be required by a "determination" (within the meaning of Section 1313(a) of the Code or any similar foreign, state or local Tax provision), neither Parent nor Buyer (or any of their respective Affiliates) shall file any Tax Return or take a position with any Taxing Authority that is inconsistent with the Allocation, including any amendments thereto; provided, however, the Allocation shall not bind Parent or Buyer in a jurisdiction if a third party valuation required under local Law of that jurisdiction results in an allocation that differs from the Allocation.

(b)         In the event that there is any adjustment to the aggregate consideration for the Analytical Technologies Business in accordance with Section 3.3, Parent and Buyer shall cooperate in good faith to revise such Allocation to reflect any such adjustment.

(c)         If the Allocation is disputed by any Taxing Authority, the party receiving notice of such dispute shall promptly notify the other party hereto. Parent and Buyer agree to cooperate in good faith in responding to any such challenge to preserve the effectiveness of the Allocation.

ARTICLE IV

CLOSING

Section 4.1           Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York at 10:00 a.m. New York time on (i) the third (3rd) Business Day following the satisfaction or waiver, if permissible, of the conditions to Closing set forth in ARTICLE VIII (other than those conditions to be satisfied at the Closing, but subject to the waiver or satisfaction of such conditions), or (ii) at such other time or place as Parent and Buyer mutually agree. Except to the extent expressly set forth in this Agreement to the contrary, and notwithstanding the actual occurrence of the Closing at any particular time on the Closing Date, the Closing shall be deemed to occur and be effective as of 12:01 a.m. (New York time) on the Closing Date (the "Effective Time") and, at the election of Buyer, be deemed to occur simultaneously with the closing of the transactions contemplated by the Life Technologies Purchase Agreement.

Section 4.2           Deliveries at the Closing.

(a)         Upon the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall deliver or cause to be delivered to Buyer or the applicable Designated Buyers, as applicable, the following (except to the extent delivered at or prior to the Closing to Buyer or a Designated Buyer pursuant to a Local Purchase Agreement):

(i)        stock certificates representing the Analytical Technologies Companies Stock (to the extent the Analytical Technologies Companies have issued stock certificates) and the Joint Venture Interests (to the extent the Joint Ventures have issued certificates relating thereto), together with stock powers executed in blank, and any other documents reasonably necessary to transfer to the applicable Designated Buyers good, valid and marketable title to the Analytical Technologies Companies Stock and the Joint Venture Interests;

(ii)       a Deed for each Owned Real Property constituting a Purchased Asset, duly executed by the appropriate Seller, reasonably sufficient to enable Buyer's title insurance company to issue title insurance in respect of the Owned Real Property, and an Assignment of Leases for each Leased Real Property that is a Purchased Asset, duly executed by the appropriate Asset Seller;

(iii)      the certificates of Sellers pursuant to Section 8.2(c) hereof;

(iv)      the Local Purchase Agreements duly executed and delivered by the applicable Sellers;

(v)       the Ancillary Agreements, duly executed by Sellers or their Subsidiaries (to the extent each is a party thereto);

(vi)     a general release by Parent and its Subsidiaries and Affiliates of all Liabilities to the Analytical Technologies Companies. the Joint Ventures and the Analytical Technologies Business, in form and substance acceptable to Parent and Buyer, each acting reasonably;

(vii)    a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Treasury Regulation Section 1.1445-2(b)(2)(iv)(B) stating that MDS US is not a "foreign person" as defined in Reg. §1.897-9T(c) of the Code;

(viii)   duly executed bills of sale and assignment, and such other instruments or documents in form and substance reasonably satisfactory to Buyer, to evidence the purchase of the Purchased Assets hereunder or otherwise necessary to provide for the transactions contemplated hereby, in form and substance acceptable to Parent and Buyer, each acting reasonably;

(ix)      subject to Section 7.4(d), assignment agreements necessary to assign or transfer or to the extent available perfect the assignment of the Analytical Technologies Intellectual Property to Buyer, duly executed by the appropriate Seller, or such other reasonable form prepared by Buyer (and reasonably acceptable to Parent) and necessary to assign or transfer or perfect the assignment of the Analytical Technologies Intellectual Property to Buyer, which will be duly executed by the appropriate Seller;

(x)       assignment and assumption agreements, in form and substance reasonably satisfactory to Buyer (and reasonably acceptable to Parent), assigning all of the Contracts (other than for Leased Real Property) that constitute Purchased Assets;

(xi)      duly executed written instruments releasing any Encumbrance, other than Permitted Encumbrances, on any Purchased Asset, any Analytical Technologies Companies Stock or Joint Venture Interest, or any Asset of Analytical Technologies Companies or the Joint Ventures (including Analytical Technologies Intellectual Property), except as set forth on Section 4.2(a)(xi) of the Sellers' Disclosure Schedules, and authorizing the filing of UCC-3 termination statements (or other comparable documents) for all UCC-1 financing statements (or other comparable documents) filed in connection with any release of all such Encumbrance;

(xii)     for each Analytical Technologies Company, certificates issued by an appropriate authority of the jurisdiction of organization of such entity and each other jurisdiction in which such entity is qualified to do business, certifying as of a date no more than five (5) days prior to the Closing Date that such entity is in good standing under the Laws of such jurisdiction (to the extent such concept is legally recognized under the applicable Laws of the state or jurisdiction of its organization);

(xiii)    resignations contemplated by Section 7.20 hereof;

(xiv)    subject to Section 2.5, a duly executed written consent (without regard to any matter concerning estoppel or non-disturbance) for the assignment (or change of control) of each of the Real Property Leases listed in Section 5.13(b) of the Sellers' Disclosure Schedule from the landlord or other party whose consent thereto is required under such Real Property Lease, in form and substance acceptable to Parent and Buyer, each acting reasonably;

(xv)     all other consents, certificates, documents, instruments and other items required to be delivered by any Seller pursuant to this Agreement, and all such other documents, certificates and instruments as Buyer may reasonably request in order to give effect to the transactions contemplated hereby or to vest in applicable Designated Buyers good, valid and marketable title in and to the Analytical Technologies Companies Stock, the Joint Venture Interests and the Purchased Assets.

(b)         Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall deliver or cause to be delivered to Parent or the applicable Seller, as applicable, the following (except to the extent delivered at or prior to the Closing to Parent or a Seller pursuant to a Local Purchase Agreement):

(i)        duly executed assumption agreements and other instruments as Parent may reasonably request or as may be otherwise necessary in order to effect the assumption by the Designated Buyers of the Assumed Liabilities, in form and substance acceptable to Parent and Buyer, each acting reasonably;

(ii)       the Initial Purchase Price, by wire transfer of immediately available funds to an account or accounts designated by Parent prior to Closing;

(iii)      the Local Purchase Agreements, duly executed and delivered by Buyer thereto;

(iv)      the Ancillary Agreements, duly executed and delivered by Buyer thereto;

(v)       the certificate of Buyer pursuant to Section 8.3(c) hereof; and

(vi)      all other consents, certificates, documents, instruments and other items required to be delivered by Buyer pursuant to this Agreement, and all such other documents, certificates and instruments as Parent may reasonably request in order to give effect to the transactions contemplated hereby.

Each document of transfer or assumption referred to in this ARTICLE IV (or in any related definition set forth in ARTICLE I) that is not attached as an Exhibit to this Agreement shall be in customary form (including with respect to the country to which it pertains) and shall be reasonably satisfactory in form and substance to the parties thereto.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the Sellers' Disclosure Schedule, the Sellers jointly and severally represent and warrant to Buyer as of the date of this Agreement and as of Closing as follows:

Section 5.1           Organization and Standing. Each Seller, the Joint Ventures and the Analytical Technologies Companies is (a) a corporation, limited liability company, partnership or other legal entity duly organized, validly existing and duly qualified or has corporate licenses and in good standing (to the extent such concept is legally recognized under the applicable Laws of the state or jurisdiction of its organization) under the Laws of the state or jurisdiction of its organization with full corporate or other power, as the case may be, and authority to own, lease, use and operate its properties and to conduct its business and (b) duly qualified or has applicable corporate licenses to do business and, to the extent that such concept is legally recognized under the applicable Laws of the state or jurisdiction of its organization, is in good standing in any other jurisdiction in which the nature of the business (including the Analytical Technologies Business) conducted by it or the property it owns, leases, uses or operates (including the Analytical Technologies Assets) requires it to so qualify, be so licensed or be in good standing, in each case, except where the failure to be so organized, qualified, licensed or in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect; provided that the foregoing representations as they relate to each Seller are solely with respect to the Analytical Technologies Business (including the Joint Ventures, subject to Section 5.26) and the Analytical Technologies Assets. Parent has previously made available to Buyer true, complete and correct copies of the Joint Venture Agreements and the certificate of incorporation, bylaws or comparable organizational documents of the Analytical Technologies Companies, each as amended to the date of this Agreement. Neither Parent or either Joint Venture, nor, to the knowledge of Sellers, the other parties to the AB Joint Venture Agreement and the PE Joint Venture Agreement, is in violation of, in conflict with, or in default under, the AB Joint Venture Agreement or the PE Joint Venture Agreement, as applicable, and there exists no condition or event which, after notice or lapse of time or both, would result in any such violation, conflict or default. Neither Parent or either Joint Venture, nor, to the knowledge of Sellers, the other parties to the Joint Venture Agreements, is in violation in any material respect of, in conflict in any material respect with, or in default in any material respect under, any Joint Venture Agreement to which such Person is a party (other than the AB Joint Venture Agreement and the PE Joint Venture Agreement), and there exists no condition or event which, after notice or lapse of time or both, would result in any such violation, conflict or default. No Analytical Technologies Company is in violation of, in conflict with, or in default under, its respective organizational documents, and there exists no condition or event which, after notice or lapse of time or both, would result in any such violation, conflict or default.

Section 5.2           Corporate Power and Authority.

(a)         Each Seller has all requisite corporate power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated by this Agreement, subject only, with respect to the sale by Parent of its direct and indirect interest in the Analytical Technologies Business pursuant to the provisions of this Agreement, to approval by the holders of not less than sixty-six and two-thirds percent (66 2/3%) of the votes cast by holders of common shares of Parent (a "Share" or, collectively, the "Shares") present in person or by proxy and entitled to vote on such matter at the Shareholders Meeting duly called and held for such purpose with the quorum requirement for such vote being no less than twenty-five percent (25%) of the Shares outstanding (the "Requisite Vote"). Each Seller and each of its Affiliates that will be a party to the Ancillary Agreements has all requisite corporate or other power, as the case may be, and authority to execute and deliver the Ancillary Agreements and the other agreements, documents and instruments to be executed and delivered by it in connection with this Agreement or the Ancillary Agreements, and, subject to receiving the Required Antitrust Approvals, to consummate the transactions contemplated thereby. The execution, delivery and performance of this Agreement by Sellers and the consummation by Sellers of the transactions contemplated by this Agreement, and the execution, delivery and performance of the Ancillary Agreements and the other agreements, documents and instruments to be executed and delivered in connection with this Agreement or the Ancillary Agreements by Parent and each of its Affiliates that is a party thereto and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate or other similar action on the part of each such Person. This Agreement has been (and on the Closing Date, each of the Ancillary Agreements will be) duly and validly executed and delivered by each Seller and each of its Affiliates to the extent it is a party thereto and, assuming this Agreement and such other agreements have been duly authorized, executed and delivered by each of Buyer and the Designated Buyers to the extent it is a party, each of this Agreement and such other agreements constitutes (or, in the case of agreements executed after the date of this Agreement, will be once executed) a legal, valid and binding obligation of Parent and its Affiliates to the extent it is a party hereto or thereto, enforceable against each such Person in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles. The AB Joint Venture Agreements constitute all agreements (other than de minimis exceptions) that govern the relationship between Parent, on the one hand, and Life Tech, on the other hand relating to the Analytical Technologies Business. The PE Joint Venture Agreements constitute all agreements (other than de minimis exceptions) that govern the relationship between Parent, on the one hand, and PerkinElmer Inc., on the other hand, relating to the Analytical Technologies Business.

(b)         Subject only to Section 7.26(b), (i) the board of directors of Parent (x) has unanimously determined that the transactions contemplated by this Agreement are fair to the Shareholders and are in the best interests of Parent, and (y) has unanimously resolved to recommend that Shareholders vote in favor of the Shareholder Resolution, and (ii) each member of the board of directors of Parent has advised Parent that he or she intends to vote all Shares held by such director in favor of the Shareholder Resolution and will, accordingly, so represent in the Proxy Circular.

Section 5.3          Capitalization.

(a)         Section 5.3(a) of the Sellers' Disclosure Schedule sets forth, as of the date hereof, the authorized and outstanding capital stock (or other Equity Interests) of each Analytical Technologies Company and each Joint Venture and the record owners of such outstanding capital stock (or other Equity Interests). All of the issued and outstanding capital stock (or other Equity Interests) of the Analytical Technologies Companies and the Joint Ventures are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights, right of first refusal or Encumbrances in respect thereof. The authorized capital stock (or other Equity Interests) of each Joint Venture and each Analytical Technologies Company was offered, issued, sold and delivered by the issuer in compliance with all applicable Laws governing the issuance of securities, and no such capital stock (or other Equity Interests) was issued in violation of any preemptive rights, rights of first refusal or similar rights. Parent and the other Sellers are the legal and beneficial owner of and have good and valid title to, and at the Closing will be the legal and beneficial owner of and have good and valid title to, the Analytical Technologies Companies Stock and the Joint Venture Interests, in each case, free and clear of any Encumbrances, and such good and valid title will be transferred to the applicable Designated Buyer on the Closing Date. No Person other than Parent, the other Sellers or the Analytical Technologies Companies owns any shares of capital stock (or other Equity Interests) of the Analytical Technologies Companies or the Joint Ventures. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to any Analytical Technologies Company or any Joint Venture. No Joint Venture or Analytical Technologies Company holds any shares of its capital stock or other Equity Interests in treasury. Except as set forth in Section 5.3(a) of the Sellers' Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type or other securities (i) requiring the issuance, sale, transfer, repurchase, redemption or other acquisition of any shares of capital stock of any Analytical Technologies Company or the Joint Ventures, (ii) restricting the transfer of any shares of capital stock of any Analytical Technologies Company or the Joint Ventures, or (iii) relating to the voting of any shares of capital stock of any Analytical Technologies Company or the Joint Ventures. Each representation containing a reference to ownership of an Equity Interest in a Joint Venture set forth in this Section 5.3(a) shall be deemed to be limited such that such representation only shall relate to the fifty percent (50%) ownership interest of Parent in the AB Joint Venture or the PE Joint Venture, as applicable, and not to any ownership interest of Life Tech or its Subsidiaries in the AB Joint Venture or by PerkinElmer Inc. or its Subsidiaries in the PE Joint Venture.

(b)         The authorized capital stock (or other Equity Interests) of each Subsidiary of any Analytical Technologies Company, the issued and outstanding shares of capital stock (or other Equity Interests) of each such Subsidiary and the name of each Person who owns of record any of such shares of capital stock (or other Equity Interests) is, as of the date hereof, set forth in Section 5.3(b) of the Sellers' Disclosure Schedule. Except as set forth in Section 5.3(b) of the Sellers' Disclosure Schedule, all of the outstanding shares of capital stock (or other Equity Interests) of the Subsidiaries of each of the Analytical Technologies Companies are owned, and at Closing will be owned, directly or indirectly by an Analytical Technologies Company, free and clear of any Encumbrances.

(c)         Except as set forth in Section 5.3(c) of the Sellers' Disclosure Schedule, as of the date hereof, (i) none of the Analytical Technologies Companies or the Joint Ventures own any Equity Interest, or any interest convertible or exchangeable into an Equity Interest, in any Person (other than other Analytical Technologies Companies), and (ii) the Analytical Technologies Assets do not include any Equity Interest, or any interest convertible or exchangeable into an Equity Interest, in any Person.

(d)         MDS Laboratoires Quebec Ltée holds, directly and indirectly, all or substantially all of the Assets and Equity Interests used or held for use in Parent's Nordion businesses as described in the Form 40-F.

Section 5.4          Conflicts; Consents and Approvals. Except as set forth in Section 5.4 of the Sellers' Disclosure Schedule, neither the execution, delivery and performance of this Agreement or the Ancillary Agreements by Sellers or their Affiliates (to the extent party thereto), nor the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, will:

(a)         conflict with, or result in a breach of any provision of, the certificate of incorporation, bylaws, partnership or other comparable organizational documents of (i) any Seller, (ii) any Analytical Technologies Company or (iii) the Joint Ventures;

(b)          (i) violate, or conflict with, or result in a breach of any provision of, or constitute a default under, or result in the acceleration of, or create in any party the right to accelerate, terminate or cancel or require any consent, waiver, approval, notice, filing, declaration or authorization under (in each case whether with notice or lapse of time or both) (x) any Contract (in respect to the Analytical Technologies Business) to which Parent or any of its Subsidiaries (including the Analytical Technologies Companies) or any Joint Venture is a party or by which it is bound or (y) any Permit, or (ii) result in the creation of any Encumbrance (other than any Permitted Encumbrance) upon any Assets of the Analytical Technologies Business (including the Analytical Technologies Assets, the Analytical Technologies Company Stock and the Joint Venture Interests), except for any such violation, conflict, breach, default, acceleration, creation of right, consent, waiver, approval, notice, filing, declaration, authorization or creation or imposition of Encumbrance that is not material to the Analytical Technologies Business;

(c)         subject to obtaining the Required Antitrust Approvals, conflict with or violate any Laws applicable to Parent or any of its Subsidiaries, any Joint Venture or the Analytical Technologies Business, except for any conflicts or violations that, individually or in the aggregate, are not material to the Analytical Technologies Business; or

(d)         require any filings or registration with, notification to, or authorization, consent or approval of any Governmental Authority (collectively, "Governmental Filings"), other than (i) Governmental Filings under the HSR Act, the Canadian Competition Act or other Antitrust Laws, (ii) as set forth in Section 5.4(d) of the Sellers' Disclosure Schedule, (iii) Governmental Filings that become applicable as a result of the identity of Buyer or any Designated Buyer, or (iv) such other Governmental Filings the failure to obtain which is not material to the Analytical Technologies Business and would not impair in any material respect the ability of Parent and the other Sellers and their Subsidiaries or the Joint Ventures to consummate the transactions contemplated by this Agreement.

Section 5.5          Financial Statements. Section 5.5 of the Sellers' Disclosure Schedule contains true and correct copies of:

(a)         the unaudited balance sheets of the Analytical Technologies Business as of October 31, 2007, October 31, 2008 and June 30, 2009 and the related unaudited statements of income for the fiscal years ended October 31, 2007 and October 31, 2008 and for the eight months ended June 30, 2009;

(b)         the audited balance sheets of Parent as of October 31, 2007 and October 31, 2008 and the related audited statements of operations and cash flows for the fiscal years ended October 31, 2007 and October 31, 2008, and the unaudited balance sheet of Parent as of June 30, 2009 and the related unaudited statements of operations for the eight months ended June 30, 2009, and the financial statements set forth in this Section 5.5(b) contain and reflect the financial statements referred to in Section 5.5(a), Section 5.5(c) and Section 5.5(d) with respect to the periods covered;

(c)         the audited balance sheets of the AB Joint Venture as of October 31, 2007 and October 31, 2008 and the related audited statements of operations for the fiscal years ended October 31, 2007 and October 31, 2008, and the unaudited balance sheet of the AB Joint Venture as of June 30, 2009 and the related unaudited statements of operations for the eight months ended June 30, 2009; and

(d)         the audited balance sheet of the PE Joint Venture as of October 31, 2007 and the related audited statement of operations for the fiscal year ended October 31, 2007;  the unaudited balance sheet of the PE Joint Venture as of October 31, 2008 and the related unaudited statement of operations for the fiscal year ended October 31, 2008, and the unaudited balance sheets of the PE Joint Venture as of June 30, 2009 and the related unaudited statements of operations for the eight months ended June 30, 2009 (the financial statements described in Section 5.5(c) and Section 5.5(d) collectively, the "Canadian GAAP Financial Statements");

(the financial statements set forth in clauses (a) through (d) above, collectively, the "Financial Statements"). The Financial Statements in clauses (a) and (b) above have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and represent fairly, in all material respects, the financial position, and results of operations, and for clauses (b) above cash flows, of the Analytical Technologies Business as of the time and for the periods referred to therein, and, except as set forth in Section 5.5 of the Sellers’ Disclosure Schedule, the Financial Statements in clauses (c) and (d) above have been prepared in accordance with Canadian GAAP applied on a consistent basis throughout the periods covered thereby and represent fairly, in all material respects, the financial position and results of operations of the AB Joint Venture and the PE Joint Venture, respectively, as of the time and for the periods referred to therein, in each case subject to the adjustments and procedures explicitly set forth in Section 5.5 of the Sellers' Disclosure Schedule, all of which are consistent with GAAP or, in the case of the Canadian GAAP Financial Statements, Canadian GAAP, provided that the unaudited financials as of June 30, 2009 in clauses (a), (b), (c) and (d) were not prepared or issued as part of a quarterly or annual financial cycle for public disclosure and certain amounts (including, but not limited to accruals, cash flows, tax accounting, inventory adjustments and joint venture specific items) will not have been reconciled from the most recent quarter. Each Financial Statement has been prepared based on the Analytical Technologies Books and Records and the books and records of the Joint Ventures.

Section 5.6          Undisclosed Liabilities.

(a)         Except (i) as expressly disclosed, set forth or reserved against on the face of the most recent balance sheets included in the Financial Statements, (ii) for Liabilities incurred in entering into this Agreement and/or performing its obligations pursuant to the express terms hereof, (iii) for Liabilities incurred after October 31, 2008 in the ordinary course of business consistent with past practice (none of which is material and adverse to the Analytical Technologies Business), (iv) for Liabilities set forth on Section 5.6 of the Sellers' Disclosure Schedule, or (v) for Retained Liabilities, the Analytical Technologies Business is not subject to any material Liabilities.

(b)         Section 5.6(b) of the Sellers' Disclosure Schedule contains a complete list of all Indebtedness of the Analytical Technologies Business as of the date of this Agreement, including, any Indebtedness between Parent and its Subsidiaries (other than the Analytical Technologies Companies), on the one hand, and the Joint Ventures, the Analytical Technologies Companies and/or the Asset Sellers (solely in respect of the Analytical Technologies Business), on the other hand, and identifies for each item of such Indebtedness the outstanding principal and accrued but unpaid interest as of the date of this Agreement.

(c)         Notwithstanding the foregoing, the representations and warranties contained in this Section 5.6 do not apply to any matter specifically addressed by the relevant specific representations and warranties in Section 5.8, Section 5.9, Section 5.10, Section 5.11, Section 5.12, Section 5.13, Section 5.14 and Section 5.16 (including matters falling below any applicable materiality or dollar thresholds in such representations and warranties).

Section 5.7          Absence of Certain Changes or Events. Except as expressly contemplated by this Agreement, and except as set forth in Section 5.7 of the Sellers' Disclosure Schedule, between October 31, 2008 and the date of this Agreement, (i) Parent and its Subsidiaries have conducted the Analytical Technologies Business in the ordinary course of business consistent with past practice, (ii) there has not been any change, event, development or effect that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect and (iii) neither Parent, nor any of its Subsidiaries (including, the Analytical Technologies Companies and the other Sellers) nor either Joint Venture has taken any action that, if taken after the date of this Agreement without Buyer's consent, would constitute a breach of any of the covenants set forth in Section 7.2 (other than clause (b)(xviii)) thereof.

Section 5.8          Compliance with Law; Permits.

(a)         Except as set forth in Section 5.8(a) of the Sellers' Disclosure Schedule, each Seller (with respect to the Analytical Technologies Business), the Analytical Technologies Companies and the Joint Ventures has complied in all material respects with all Laws applicable to the Analytical Technologies Business.

(b)         Except as set forth in Section 5.8(b)(i) of the Sellers' Disclosure Schedule, each of the Asset Sellers (in respect of the Analytical Technologies Business), the Analytical Technologies Companies and the Joint Ventures has all material Permits required for the conduct of the Analytical Technologies Business, as conducted by such Person on the date hereof and as of the Closing Date (collectively, the "Material Permits"), excluding the Environmental Permits but including any Permits for Real Property, and such Material Permits are valid and in full force and effect. Section 5.8(b)(ii) of the Sellers' Disclosure Schedule sets forth a true and correct list of all Material Permits. Each Seller (in respect of the Analytical Technologies Business), Analytical Technologies Company and Joint Venture is operating in compliance in all material respects with the Material Permits applicable to such Person. As of the date hereof, neither Parent nor any of its Subsidiaries have received any written notice from any Governmental Authority (x) alleging any material non-compliance with any Law or Material Permit that has not been resolved or (y) specifically indicating its intention to modify, cancel or terminate or not renew any Material Permit.

(c)         Notwithstanding anything contained in this Section 5.8, no representation or warranty shall be deemed to be made in this Section 5.8 in respect of the matters specifically addressed by the relevant specific representations and warranties in Section 5.10, Section 5.11, Section 5.12, Section 5.14 and Section 5.16.

Section 5.9          Litigation. Except as set forth in Section 5.9 of the Sellers' Disclosure Schedule, as of the date of this Agreement, (i) there is no Action pending against, and (ii) to Sellers' knowledge, there is no Action threatened against or any Investigation of, Parent, any other Seller (in respect of the Analytical Technologies Business), any Analytical Technologies Company or either Joint Venture, relating to or involving the Analytical Technologies Business or any Assets or current or former directors, officers or employees (in their capacity as such) of Parent or the other Sellers (in each case with respect to the Analytical Technologies Business), the Analytical Technologies Companies or the Joint Ventures, or seeking to prevent or delay the transactions contemplated hereby, except for Parent Actions (to the extent set forth on Section 5.9 of the Sellers' Disclosure Schedule) and for Actions and Investigations which (x) would not, if adversely determined, result in damages against Buyer or the Analytical Technologies Business in excess of $500,000 in the aggregate, (y) based on the allegations, if adversely determined, could not reasonably be expected to impose any non-monetary obligation on Buyer or the Analytical Technologies Business that would have an adverse and material impact on the Analytical Technologies Business, or (z) would not have, or would not reasonably be expected to have, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect. There are no material outstanding judgments, orders, injunctions, decrees or awards (whether rendered by a court, administrative agency or other Governmental Authority, by arbitration or otherwise) against either Joint Venture, any Analytical Technologies Company, any Seller (in respect of the Analytical Technologies Business), or the Analytical Technologies Business or any of its Assets, which are in effect as of the date of this Agreement that have not been satisfied. Notwithstanding anything contained in this Section 5.9, no representation or warranty shall be deemed to be made in this Section 5.9 in respect of the matters specifically addressed by the specific representations and warranties in Section 5.10, Section 5.11, Section 5.12, Section 5.14 and Section 5.16.

Section 5.10        Taxes.

(a)         Except as set forth in Section 5.10(a)(i) through Section 5.10(a)(vii) of the Sellers' Disclosure Schedule:

(i)          each Asset Seller has filed (or there have been filed on its behalf) all material Tax Returns relating to the Purchased Assets that it was required to file and all such Tax Returns are true, correct and complete in all material respects, and has timely paid (or there have been paid on its behalf) all material Taxes due and payable with respect to the Purchased Assets being conveyed by it, and there are no Encumbrances for Taxes upon the Purchased Assets except for statutory liens for Taxes not yet due and payable;

(ii)         there are no proceedings, investigations, audits or claims now pending or threatened in writing against any Asset Seller in respect of any material Taxes relating to the Purchased Assets, and there are no matters under discussion, audit or appeal with any Taxing Authority relating to such Taxes which would result in an Encumbrance on the Purchased Assets;

(iii)        each Asset Seller has duly and timely withheld all material Taxes relating to the Purchased Assets required by Law to be withheld by it (including such Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Employees, officers or directors and any non-resident Person), has, or caused to have, properly completed and timely filed all forms required with respect thereto and has duly and timely remitted to the appropriate Taxing Authority such Taxes required by Law to be remitted by it;

(iv)       each Asset Seller has duly and timely collected all amounts on account of any material Non-Income Taxes relating to the Purchased Assets required by Law to be collected by it and has duly and timely remitted to the appropriate Taxing Authority any such amounts required by Law to be remitted by it;

(v)        each of the Asset Sellers that carries on commercial activities in Canada is duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and each of the Asset Sellers that carries on commercial activities in Quebec is duly registered under Division I of Chapter VIII of Title I of the Quebec Sales Tax Act with respect to the Quebec sales tax, and the registration number of the AB Joint Venture is 1215643162 TQ0001.

(vi)        none of the Purchased Assets to be sold pursuant to this Agreement by an Asset Seller that is a "foreign person" as defined in Reg. §1.897-9T(c) of the Code is a "United States real property interest" as defined in §897(c) of the Code; and

(vii)      each of the Asset Sellers that is disposing of "taxable Canadian property" (within the meaning of the Income Tax Act (Canada)) in connection with this Agreement is not a non-resident of Canada for purposes of the Income Tax Act (Canada)).

(b)         Except as set forth in Section 5.10(b)(i) through Section 5.10(b)(xv) of the Sellers' Disclosure Schedule:

(i)          Each Analytical Technologies Company and each Joint Venture (collectively, the "Acquired Entities") has timely filed (or there have been filed on its behalf) with the appropriate Taxing Authority all Tax Returns relating to Income Taxes and all other material Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects.

(ii)         Each Acquired Entity has timely paid (or there have been paid on its behalf) all material Taxes due and payable by it, and established a reserve on its financial statements in accordance with GAAP for such Taxes that are not yet due and payable or which are being contested in good faith.

(iii)        None of the Acquired Entities is subject to any Encumbrance for Taxes upon its assets or properties except for statutory liens for Taxes not yet due and payable.

(iv)        None of the Acquired Entities has granted any waiver, extension or comparable consent regarding the application of the statute of limitations with respect to any material Taxes or material Tax Return that is currently in force.

(v)        None of the Acquired Entities has granted any power of attorney with respect to any material Taxes or material Tax Return which is currently in force.

(vi)       None of the Acquired Entities is a party to any current dispute, audit or similar proceeding relating to material Taxes and has not received any written notice from any Taxing Authority of any pending or to Sellers' knowledge threatened audits or similar proceedings with respect to material Taxes or material Tax Returns.

(vii)      Each of the Acquired Entities has duly and timely withheld all material Taxes required by Law to be withheld by it (including such Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employee, officer or director and any non-resident Person), has, or has caused to have, properly completed and timely filed all forms required by Law with respect thereto and has duly and timely remitted to the appropriate Taxing Authority such Taxes required by Law to be remitted by it.

(viii)     Each of the Acquired Entities has duly and timely collected all amounts on account of any material Non-Income Taxes required by Law to be collected by it and has duly and timely remitted to the appropriate Taxing Authority any such amounts required by Law to be remitted by it.

(ix)        Each of Parent and any Stock Seller that is disposing of "taxable Canadian property" (within the meaning of the Income Tax Act (Canada)) in connection with this Agreement is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

(x)         The unpaid Taxes of the Acquired Entities (A) did not, as of the date of the relevant Financial Statements, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the relevant Financial Statement (rather than in any notes thereto) and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Acquired Entities in filing their Tax Returns.

(xi)        None of the Acquired Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) closing agreement with a Taxing Authority executed on or prior to the Closing Date, (C) any excess loss account relating to periods prior to the Closing Date, (D) installment sale or open transaction disposition made on or prior to the Closing Date, or (E) prepaid amount received on or prior to the Closing Date.

(xii)       None of the Analytical Technologies Companies have distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355.

(xiii)       None of the Acquired Entities is or has been a party to any "listed transaction," as defined in Code §6707A(c)(2) and Reg. §1.6011-4(b)(2).

(xiv)       None of the Acquired Entities that are organized in the United States or a State thereof has been a member of an Affiliated Group filing a Consolidated Tax Return relating to Income Taxes other than a group the common parent of which is MDS Analytical Technologies (US) Inc. or MDS US.

(xv)        Each Joint Venture is treated as a partnership for United States federal income tax purposes, and no election has been made under Treas. Reg. Section 301.7701-3 to treat any Joint Venture as an association taxable as a corporation for United States federal income tax purposes.

It is agreed and understood that the above representations and warranties are the only representations and warranties provided by Sellers in Article V of this Agreement relating to Tax matters specifically addressed in this Section 5.10.

Section 5.11        Employee Benefit Plans.

(a)         Section 5.11(a) of the Sellers' Disclosure Schedule sets forth, as of the date hereof, a true and correct list of each deferred compensation and each bonus, incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (including, within the meaning of Section 3(1) of ERISA); each profit-sharing, stock bonus or other "pension" plan, fund or program (including, within the meaning of Section 3(2) of ERISA); and each other employee benefit plan, fund, program, agreement (including, employment or individual consulting agreements) or arrangement (a "Plan") (whether written or unwritten, insured or self-insured) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by Parent, any Analytical Technologies Company, either Joint Venture, or any of their respective ERISA Affiliates on behalf of any current or former Business Employee or their beneficiaries (the "Benefit Plans").

(b)         Parent has made available to Buyer: (i) copies of all material documents setting forth the terms of each Benefit Plan (or written descriptions thereof, in the case of an unwritten Benefit Plan), including all amendments thereto and all related trust documents; (ii) the three most recent annual reports (Form Series 5500), if any, required under ERISA or the Code in connection with each Benefit Plan; (iii) the most recent actuarial reports (if applicable) for funding or accounting purposes for all material Benefit Plans; (iv) the most recent summary plan description, if any, required under ERISA with respect to each Benefit Plan; (v) all material written contracts, instruments or agreements relating to each Benefit Plan, including administrative service agreements and group insurance contracts; and (vi) the most recent Internal Revenue Service determination or opinion letter issued with respect to each Benefit Plan intended to be qualified under Section 401(a) of the Code.

(c)         No Liability under Title IV or Section 302 of ERISA has been incurred by Parent or its ERISA Affiliates with respect to a Benefit Plan or Parent Benefit Plan that has not been satisfied in full, and no condition exists that presents a risk to Buyer of incurring any such Liability with respect to a Benefit Plan or Parent Benefit Plan.

(d)         Except as set forth in Section 5.11(d) of Sellers' Disclosure Schedule or required under applicable Laws, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, give rise to any Liability under any Benefit Plan, including, for any severance pay, unemployment compensation or any other payment to any current or former employee, director or officer of an Analytical Technologies Company or an Affected Employee or accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director or officer.

(e)         With respect to each Benefit Plan that is maintained in, and is subject to, the Laws of any jurisdiction outside the United States (each, a "Foreign Benefit Plan"):

(i)          except as set forth in Section 5.11(e)(i) of Sellers' Disclosure Schedule, all employer and employee contributions to each Foreign Benefit Plan required by applicable Law or by the terms of such Foreign Benefit Plan have been timely made, or, if applicable, accrued, in accordance with applicable accounting practices;

(ii)         each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable governmental authorities;

(iii)        each Foreign Benefit Plan (A) has been operated in all material respects in accordance with all applicable Laws, (B) if intended to qualify for special tax treatment, meets all requirements for such treatment, and (C) if required to be funded and/or book-reserved, are funded and/or book reserved, as appropriate, in accordance with applicable requirements; and

(iv)        no Foreign Benefit Plan is a defined benefit pension plan.

(f)         Each Benefit Plan complies with requirements as to form imposed by applicable Law and has been established and operated in all material respects in accordance with its terms and applicable Law.

(g)         Each Benefit Plan intended to qualify under Section 401(a) of the Code has received a determination letter from the Internal Revenue Service upon which it may rely regarding its qualified status under the Code and nothing has occurred that could reasonably be expected to cause the loss of such qualification. All material payments required by each Benefit Plan, or which are required to be made with respect to a Benefit Plan, or which are required to be made with respect to a Benefit Plan by any collective bargaining agreement or other agreement, or by Law (including, contributions, insurance premiums or intercompany charges) with respect to all prior periods have been made in accordance with the provisions of each of the Benefit Plans, applicable Law or such other agreement.

(h)         No Action has been asserted, instituted or, to Sellers' knowledge, threatened against, and to Sellers' knowledge, there is no Investigation of, any of the Benefit Plans (other than claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, or any of the assets of any trust of any of the Benefit Plans with respect to a Benefit Plan. To the knowledge of Sellers, no Benefit Plan is under, and neither Parent nor its Subsidiaries has received any written notice of, an audit or investigation by the Internal Revenue Service, Department of Labor or any other Governmental Authority, and no such completed audit, if any, has resulted in the imposition of any material Tax or penalty.

(i)          No Benefit Plan provides post-retirement health and welfare benefits to any current or former employee of Parent (with respect to the Analytical Technologies Business), the Analytical Technologies Companies, or the Joint Ventures, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable Law.

(j)          No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the transactions contemplated by this Agreement, by any Affected Employee, or which is payable by any of the Analytical Technologies Companies or the Joint Ventures under any Benefit Plan or other agreement or arrangement would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

(k)         Each Benefit Plan that is a "nonqualified deferred compensation plan" (as defined under Section 409A(d)(1) of the Code) has been operated and administered in compliance in all material respects with Section 409A of the Code and the treasury regulations and other official guidance promulgated thereunder.

(l)          Except as set forth in Section 5.11(d) of Sellers' Disclosure Schedule, none of Parent, the Analytical Technologies Companies, the Joint Ventures or their respective Subsidiaries has made any legally binding promise or commitment to create any additional material Benefit Plan, agreement or arrangement covering a Business Employee, or to modify or change in any material way any existing Benefit Plan covering a Business Employee.

(m)        Any individual who performs services for the Analytical Technologies Business and who is not treated as an employee is not an employee under applicable Law or for any purpose including, without limitation, for Tax withholding purposes or Benefit Plan purposes. Parent and its Subsidiaries have no Liability by reason of an individual who performs or performed services for the Analytical Technologies Business in any capacity being improperly excluded from participating in a Benefit Plan.

It is agreed and understood that the above representations and warranties in this Section 5.11 are the only representations and warranties provided by Parent in Article V of this Agreement relating to employee benefit matters specifically addressed in this Section 5.11.

Section 5.12        Environmental Matters. Except as set forth in Section 5.12 of Sellers' Disclosure Schedule:

(a)         the Analytical Technologies Business, the Analytical Technologies Companies, the Sellers (in respect of the Analytical Technologies Business) and the Joint Ventures are in compliance in all material respects and, except for matters that have been fully corrected and where applicable resolved with the applicable Governmental Authority with no further obligation or Liability, to Sellers' knowledge have for the last three (3) years been in compliance in all material respects with all applicable Environmental Laws;

(b)         the material Environmental Permits that are required for the conduct of any portion of the Analytical Technologies Business as it is conducted by the Analytical Technologies Companies, the Sellers (in respect of the Analytical Technologies Business) and the Joint Ventures are valid, in full force and effect and enforceable according to their terms, no proceeding is pending or to Sellers' knowledge threatened, to revoke, or terminate such permits, and the Analytical Technologies Companies, the Sellers (in respect of the Analytical Technologies Business) and the Joint Ventures are in compliance in all material respects with all such Environmental Permits and, upon Closing or within the timeframe otherwise permitted by applicable Laws, such Environmental Permits can be transferred to Buyer and/or the Designated Buyers for the operation of the Analytical Technologies Business, other than any inability to so transfer resulting solely from facts and circumstances specific to Buyer and/or Designated Buyers (other than the fact that Buyer and/or the Designated Buyers are the buyers of the Analytical Technologies Business hereunder);

(c)         none of the Analytical Technologies Business, the Analytical Technologies Companies, the Sellers (in respect of the Analytical Technologies Business), or the Joint Ventures are subject to any existing, pending, or to Sellers' knowledge threatened material Action or Claim by any Person, or to Sellers' knowledge, any Investigation, and none of them has received any written notice from a Governmental Authority alleging failure to comply in any material respect with, or material Liability under, any Environmental Laws;

(d)         other than with respect to matters that have been fully resolved with no further material obligation or material Liability, none of the Analytical Technologies Business, the Analytical Technologies Companies, the Sellers (in respect of the Analytical Technologies Business), or the Joint Ventures is subject to any material orders, judgments, decrees or settlements pursuant to any applicable Environmental Laws;

(e)         to Sellers' knowledge, none of the Analytical Technologies Business, the Analytical Technologies Companies, the Sellers (in respect of the Analytical Technologies Business) or the Joint Ventures have treated, stored, disposed of, or permitted the disposal of, transported, handled, or released, or exposed any person to, any Hazardous Substance, or owned or operated any property or facility contaminated by any Hazardous Substance relating to or arising out of the activities of the Analytical Technologies Business, the Analytical Technologies Companies or the Joint Ventures, in each case so as to give rise to any current or future material Liability under Environmental Laws;

(f)         none of the following exists on any of the Owned Real Property and to Sellers' knowledge none of the following exists on any of the Leased Real Property so as to give rise to a material Liability of the Analytical Technologies Business: (i) underground storage tanks; (ii) asbestos-containing material in any form or condition; (iii) materials or equipment containing polychlorinated biphenyls; or (iv) landfills, surface impoundments, or disposal areas in which Hazardous Substances have been disposed;

(g)         none of the Analytical Technologies Business, the Analytical Technologies Companies, the Asset Sellers (in respect of the Analytical Technologies Business) or the Joint Ventures, have assumed, undertaken, or otherwise become subject to any material Liability, including without limitation any material obligation for corrective or remedial action, of any other Person relating to Environmental Laws; and

(h)         Parent has furnished to Buyer all material environmental audits, reports, a list of Environmental Permits and copies of other material environmental documents in its possession or under its control relating to the Analytical Technologies Business, the Analytical Technologies Companies, the Sellers (in respect of the Analytical Technologies Business) and the Joint Ventures past or current properties, facilities or operations.

It is agreed and understood that the above representations and warranties in this Section 5.12 are the only representations and warranties provided by Parent in Article V of this Agreement relating to environmental matters (including the Environmental Laws, Environmental Permits and Environmental Liabilities) specifically addressed in this Section 5.12.

Section 5.13        Real Property.

(a)         Section 5.13(a) of the Sellers' Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all real property owned by the Asset Sellers (in respect of the Analytical Technologies Business), the Analytical Technologies Companies or the Joint Ventures (the "Owned Real Property"). Each of the Asset Sellers (in respect of the Analytical Technologies Business), the Analytical Technologies Companies, or the Joint Ventures, as applicable, has (i) good and marketable fee simple title to the Owned Real Property located in the United States, in each case subject only to Permitted Encumbrances; (ii) legal and beneficial title to the Owned Real Property located outside of the United States, in each case, subject only to Permitted Encumbrances; and (iii) except as set forth on Section 5.13(a) of the Sellers' Disclosure Schedule, has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof. There are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. None of the Asset Sellers (with respect to the Analytical Technologies Business), the Analytical Technologies Companies or the Joint Ventures is party to any agreement or option to purchase any real property or interest therein relating to, or intended to be used in the operation of, the Analytical Technologies Business.

(b)         Section 5.13(b) of the Sellers' Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all leases, subleases, licenses and other agreements (whether written or oral, provided that the oral agreement shall be binding) pursuant to which any real property is leased, committed to be leased, or subleased, or used or occupied (to the extent such use or occupancy is material to the conduct of the Analytical Technologies Business), by the Asset Sellers (in respect of the Analytical Technologies Business), the Analytical Technologies Companies or the Joint Ventures as of the date hereof for use in the operation of any portion of the Analytical Technologies Business (collectively, the "Real Property Leases"). Parent has made available to Buyer a true and complete copy of each such Real Property Lease, and in the case of any oral Real Property Lease, a written summary of the material terms of such Real Property Lease. Except as set forth in Section 5.13(b) of the Sellers' Disclosure Schedule, with respect to the Real Property Leases: (i) each such Real Property Lease is enforceable and in full force and effect as of the date hereof; (ii) none of the Analytical Technologies Companies, Asset Sellers or Joint Ventures is in default under or in breach in any material respect of any Real Property Lease; (iii) to the knowledge of Sellers, no other party to any Real Property Lease is in material default under or in material breach of, or has improperly terminated, any Real Property Lease or has given written notice of its intention to cancel, terminate or not to renew any Real Property Lease, (iv) to the knowledge of Sellers, there exists no condition or event which, after notice or lapse of time or both, would constitute any such material breach, default or termination; and (v) the Asset Sellers (with respect to the Analytical Technologies Business), the Analytical Technologies Companies and the Joint Ventures have not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, except as set out in Section 5.13(b) of the Sellers' Disclosure Schedule;

(c)         Except as set forth in Section 5.13(c) of the Sellers' Disclosure Schedule, to Sellers' knowledge, no party other than the Asset Sellers (in respect of the Analytical Technologies Business), the Analytical Technologies Companies or the Joint Ventures are entitled to use or occupy either the Owned Real Property or the premises demised under the Real Property Leases as of the date hereof.

(d)         Except as set forth in Section 5.13(d) of the Sellers' Disclosure Schedule, the Real Property comprises all of the real property used, available for use, or intended to be used in the Analytical Technologies Business in a manner material to the conduct of the Analytical Technologies Business, or otherwise related to the conduct of the Analytical Technologies Business in any material respect.

It is agreed and understood that the above representations and warranties in this Section 5.13 are the only representations and warranties provided by Sellers in Article V of this Agreement relating to the Real Property matters specifically addressed in this Section 5.13.

Section 5.14        Intellectual Property.

(a)         Section 5.14(a) of the Sellers' Disclosure Schedule sets forth the following Analytical Technologies Intellectual Property (specifying for each item, as applicable, filing particulars as set forth in such Schedule): (i) with respect to Analytical Technologies Intellectual Property owned by the IP Owners, (A) a list, which is, complete and accurate in all material respects, of all U.S. and foreign: (x) issued Patents and published Patent applications; (y) Trademark registrations and applications (including Internet domain name registrations); and (z) copyright registrations and applications; and (B) a non-exhaustive list of material unregistered Trademarks, and (ii) with respect to Analytical Technologies Intellectual Property and Analytical Technologies IT Assets owned by the IP Owners, a non-exhaustive list of material Software (other than mass-marketed Software with a replacement cost and/or annual license fee of less than $250,000). To Sellers' knowledge, the material issued, registered or pending applications for Analytical Technologies Intellectual Property owned by the IP Owners and described in (i)(A)(x)-(z) above are valid, in full force and effect, enforceable and subsisting, and all issuance, renewal, maintenance and other payments and filings (including all statements of use, affidavits of continued use, renewals and affidavits of incontestability, as applicable) have been made when due, and to Sellers' knowledge, none of the issued Patents listed in Section 5.14(a) of the Sellers' Disclosure Schedule have been subject to patent misuse by the applicable IP Owner.

(b)         There are no material orders, writs, injunctions, or decrees to which any of the IP Owners is subject with respect to any material Analytical Technologies Intellectual Property owned by the IP Owners and, to Sellers' knowledge, any other Analytical Technologies Intellectual Property.

(c)         To Sellers' knowledge, and except as would not be material, each IP Owner has complied with its duty of candor and disclosure to the U.S. Patent and Trademark Office and any relevant foreign patent and trademark office with respect to all Patent and Trademark applications filed by it or on its behalf and which applications or resulting registrations are included within the Analytical Technologies Intellectual Property, and has made no material misrepresentation in such applications.

(d)         Except as set forth on Section 5.14(d)(I) of the Sellers' Disclosure Schedule, as of the date hereof, there are no oppositions, cancellations, invalidity proceedings, interferences or re-examination proceedings pending or to Sellers' knowledge threatened, against the material issued, registered or applied for Analytical Technologies Intellectual Property owned by the IP Owners. Except as set forth on Section 5.14(d)(II) of the Sellers' Disclosure Schedule, to Sellers' knowledge as of the date hereof (i) the conduct of the Analytical Technologies Business as currently conducted, does not infringe upon, misappropriate or otherwise violate in any material respect any Intellectual Property rights of any Person, and (ii) none of the IP Owners has received any written communication, written complaint, written claim, or written notice (including any demand letter, written request or written offer to license rights) during the past two (2) years or which is still pending and which asserts that the Analytical Technologies Business infringes upon, misappropriates or otherwise violates in any material respect any Intellectual Property of any Person. To Sellers' knowledge and except as set forth on Section 5.14(d)(III) of the Sellers' Disclosure Schedule, the material Analytical Technologies Intellectual Property owned by the IP Owners has not been, as of the date hereof, infringed upon, misappropriated or otherwise violated.

(e)         The IP Owners have taken commercially reasonable measures to protect the proprietary nature and confidentiality of material Proprietary Information, including all material proprietary Software, of the Analytical Technologies Business. Except as set forth on Section 5.14(e) of the Sellers' Disclosure Schedule, Sellers have a policy that all employees of the IP Owners who have developed any material Analytical Technologies Intellectual Property in the course of their employment with any of the IP Owners execute valid and binding agreements expressly assigning all right, title and interest in such Analytical Technologies Intellectual Property to such IP Owners (as applicable) and to Sellers' knowledge, there has been no material violation of such policy. Each IP Owner has taken necessary or commercially reasonable efforts to maintain the quality of all products and services bearing the material Trademarks owned by the IP Owners and included in the Analytical Technologies Intellectual Property is at a level so as not to cause such Trademarks to become abandoned, invalid or unenforceable.

(f)         Other than Contracts (i) with employees and consultants regarding the assignment of Intellectual Property to the IP Owners, (ii) for mass-marketed Software or other commercially available IT Assets with a replacement cost and/or annual fee of less than $250,000 for each Contract, and (iii) referred to as label licenses and Contracts containing terms and conditions for products and services sold or purchased under purchase orders or under Contracts entered into in the normal course of business, the Contracts listed in Section 5.14(f) of the Sellers' Disclosure Schedule include all of the following Contracts to which any of the IP Owners is a party with respect to Analytical Technologies Intellectual Property (excluding IT Assets) or that comprise Analytical Technologies IT Assets: (A) all exclusive licenses granted by any of the IP Owners, (B) all material exclusive licenses granted to any of the IP Owners, and (C) all material non-exclusive licenses.

(g)         No IP Owner (in respect of the Analytical Technologies Business) is a member of or party to any patent pool, industry standards body, trade association or other organization in all cases pursuant to the rules of which it is obligated to license any existing or future Analytical Technologies Intellectual Property to any Person.

(h)         In the eighteen (18) months prior to the date hereof, to Sellers' knowledge, there have been no material failures or breakdowns affecting any Analytical Technologies IT Assets that have caused the substantial disruption or interruption in the conduct of the Analytical Technologies Business.

(i)          To Sellers' knowledge, the IP Owners (in respect of the Analytical Technologies Business) have not licensed, distributed or disclosed, and Parent does not have knowledge of any distribution or disclosure by others (including its employees, consultants and independent contractors) of source code to any material Software included in the Analytical Technologies Intellectual Property owned by the IP Owners to any Person, except pursuant to the agreements set forth in Section 5.14(i)(I) of the Sellers' Disclosure Schedule. Except as set forth on Section 5.14(i)(II) of the Sellers' Disclosure Schedule, no material open source Software has been incorporated by the IP Owners into any Software included in the Analytical Technologies IT Assets in each case in a way that includes an obligation that any source code of any material Software owned by any of the IP Owners and included in the Analytical Technologies IT Assets be disclosed, licensed, publicly distributed or dedicated to the public.

Section 5.15        Assets; Operation of the Analytical Technologies Business.

(a)         The Asset Sellers, the Analytical Technologies Companies and the Joint Ventures, in the aggregate, own, lease, license or have the legal right, or will at the Closing, own, lease, license or have the legal right to use all material Analytical Technologies Assets (other than Non-Transferable Permits), free and clear of all Encumbrances, other than Permitted Encumbrances; provided that the foregoing shall not apply to Real Property and Intellectual Property, which are covered in Section 5.13 and in the immediately following sentence, respectively. Except as set forth in Section 5.15(a) of the Sellers' Disclosure Schedule, the IP Owners either exclusively own or jointly own with Life Tech, free and clear of all Encumbrances (other than Permitted Encumbrances), or are licensed or otherwise possess rights to use all material Analytical Technologies Intellectual Property and the Analytical Technologies IT Assets; provided that the foregoing is not a representation or warranty with respect to infringement or other violation of the Intellectual Property of any Person (which is addressed in Section 5.14(d)). The Asset Sellers will at the Closing transfer to the Designated Buyers good title to the personal tangible property they own or lease that are included in the Purchased Assets, in each case free and clear of all Encumbrances, except Permitted Encumbrances; provided, further, that the foregoing is subject to the limitation that certain transfers, assignments, licenses, sublicenses, leases and subleases (as the case may be) of Assets, Actions, Contracts, Permits, Delayed Companies, and any claim or right or benefit arising thereunder or resulting therefrom, may require the consent to transfer, assign, license, sublicense, lease or sublease (as the case may be) of a third party which has not been obtained, and that such matters are addressed in the Ancillary Agreements and in Section 2.5 and Section 7.19, which contemplate the transfer of the economic benefits and obligations thereof. Each item of Analytical Technologies Intellectual Property will be owned or available for use by Buyer and/or the relevant Designated Buyer immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing, without restriction and without payment of any kind to any third party (other than amounts that would have been payable by the IP Owners and restrictions that would have been applicable to the IP Owners if the transactions contemplated hereby did not occur), other than any inability to own or unavailability for use resulting solely from facts and circumstances specific to Buyer and/or the Designated Buyers (other than the fact that Buyer and/or the Designated Buyers are the buyers of the Analytical Technologies Business hereunder); provided, further, that the foregoing is subject to the limitation that certain transfers, assignments, licenses and sublicenses (as the case may be) of Intellectual Property and IT Assets, and any claim or right or benefit arising thereunder or resulting therefrom, may require the consent to transfer, assign, license or sublicense (as the case may be) of a third party which has not been obtained, and that such matters are addressed in the Ancillary Agreements and in Section 2.5 and Section 7.19, which contemplate the transfer of the economic benefits and obligations thereof.

(b)         Except as set forth in Section 5.15(b) of the Sellers' Disclosure Schedule and except for specific services and assets contemplated to be performed or provided to Buyer pursuant to the Transition Services Agreement (in the form attached hereto as Exhibit E), the Purchased Assets, the Shared Contracts, the Non-Transferable Permits, and the Assets held by the Analytical Technologies Companies and the Joint Ventures constitute all Assets used to conduct the Analytical Technologies Business as of the date hereof and all Assets necessary (x) to conduct the Analytical Technologies Business in the manner in which it is conducted as of the date hereof and at Closing, and (y) for Buyer and its Subsidiaries (including the Analytical Technologies Companies) and the Joint Ventures to conduct the Analytical Technologies Business in the manner in which it is conducted on the date hereof and at Closing, other than, in the case of (y), any inability to own or unavailability for use resulting solely from facts and circumstances specific to Buyer and/or the Designated Buyers (other than the fact that Buyer and/or the Designated Buyers are the buyers of the Analytical Technologies Business hereunder), provided that the foregoing is not a representation or warranty with respect to infringement or other violation of the Intellectual Property of any Person (which is addressed in Section 5.14(d)).

Section 5.16        Labor Matters.

(a)         There are no formal collective bargaining agreements and Union contracts in effect that cover any Business Employee, and no Union represents any such Business Employee, other than omnibus agreements or contracts covering Business Employees in a non-United States jurisdiction pursuant to the Laws or customary practice of that jurisdiction respecting employees set out in Section 5.16(a) of the Sellers' Disclosure Schedule.

(b)         As of the date hereof, (i) there is not pending, and in the past two (2) years there has not been, any labor strike, lockout or work stoppage and, to Sellers' knowledge, no such labor strike, lockout or work stoppage is threatened against any of the Analytical Technologies Companies, any Seller (in respect of the Analytical Technologies Business) or either Joint Venture; and (ii) to Sellers' knowledge, there is no pending, threatened or apparent labor union organizing activity involving Business Employees.

(c)         As of the date hereof, (i) neither Parent nor any of its Subsidiaries have any material grievances or pending arbitration cases outstanding relating to the Business Employees and (ii) to Sellers' knowledge, there are no threatened material grievances or arbitration cases relating to the Business Employees.

(d)         As of the date hereof, there are no outstanding or, to Sellers' knowledge, threatened and material unfair labor practices or complaints or certification proceedings relating to any Union, and there have not been any such certification proceedings within the last two (2) years.

(e)         Appendix C of the Sellers' Disclosure Schedule sets forth a complete and accurate list of all Business Employees as of the date hereof, by identification number, and, to the extent such information may be shared consistent with applicable Law, their titles, beginning service dates, term of employment (if applicable), current wages (salaries or hourly rates of pay), accrued vacation entitlements (as of August 9, 2009), immigration status, commission rates and guaranteed bonuses and any other material compensation paid since the beginning of the most recently completed fiscal year or payable to each such Business Employee and the date upon which each such compensation was payable provided that such date occurred in the twelve (12) month period prior to the date of this Agreement. To the extent such information may be shared consistent with applicable Law, Section 5.16(e) of the Sellers' Disclosure Schedule also indicates, to Sellers' knowledge, whether such Business Employees are on inactive status, including lay-off, short-term disability leave, long-term disability leave, pregnancy and parental leave or other extended absence, or are receiving benefits pursuant to workers' compensation legislation, and specifies the last date of active employment, the reason for the absence and the expected date of return of each such Business Employee. Except as set forth on Section 5.16(e) of the Sellers' Disclosure Schedule, all of the employees of the Analytical Technologies Companies perform functions for and provide services exclusively to the Analytical Technologies Companies.

(f)         Except as set forth in Section 5.16(f) of the Sellers' Disclosure Schedule, as of the date hereof, there are no employment agreements which are not terminable on the giving of reasonable notice in accordance with applicable Law, nor are there any employment agreements providing for cash, other compensation, benefits or contingent rights on the Closing. To Sellers' knowledge, as of the date hereof, no executive above the level of director employed by Parent or any of its Subsidiaries in the Analytical Technologies Business has announced to the Persons on Section 11.15 of the Sellers' Disclosure Schedule any plans to terminate his or her employment.

(g)         As of the date hereof, there are no pending material Claims nor, to Sellers' knowledge, threatened material Claims pursuant to any Laws by the Business Employees or former employees of the Analytical Technologies Business against the Sellers (in respect of the Analytical Technologies Business), the Analytical Technologies Companies or the Joint Ventures and their respective Subsidiaries, including material Claims relating to employment standards, human rights, labor relations, occupational health and safety, workers' compensation, pay equity or employment equity.

(h)         With respect to the Business Employees, each Seller (in respect of the Analytical Technologies Business), the Analytical Technologies Companies and the Joint Ventures and their respective Subsidiaries is in compliance in all material respects with all applicable Laws relating to employment and employment practices, including provisions thereof relating to workers' compensation, terms and conditions of employment, worker classification, worker safety, wages, hours, civil rights, equal opportunity, discrimination, immigration, and collective bargaining.

(i)          As of the date hereof, to Sellers' knowledge, no Business Employee is in violation in any material respect of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to (i) the right of any such employee to continue to be employed by the Analytical Technologies Business, the Analytical Technologies Companies or the Joint Ventures or (ii) the use of trade secrets or proprietary information of others.

(j)          With respect to this Agreement, any material notice to any Business Employee required under any Law or Contract has been, or prior to Closing will be, given, and all bargaining obligations with any Union have been, or will be, satisfied. As of the date hereof, and in the past two (2) years, with respect to the Business Employees, the Sellers, the Analytical Technologies Companies, the Joint Ventures and their respective Subsidiaries have been in compliance in all material respects with the Worker Notification Laws.

(k)         It is agreed and understood that the above representations and warranties in this Section 5.16 are the only representations and warranties provided by Sellers in Article V of this Agreement relating to the labor matters specifically addressed in this Section 5.16.

Section 5.17        Personal Information. Sellers (in respect of the Analytical Technologies Business) and the Joint Ventures have, to the extent required by Law, a written privacy policy which governs their collection, use and disclosure of Personally Identifiable Information in connection with the Analytical Technologies Business. Sellers (in respect of the Analytical Technologies Business) and the Joint Ventures have collected, stored and processed Personally Identifiable Information in accordance in all material respects with all applicable Laws, contractual requirements and any written privacy policy of Sellers (in respect of the Analytical Technologies Business) and the Joint Ventures. Neither Sellers (in respect of the Analytical Technologies Business) nor the Joint Ventures have received written notice of noncompliance with applicable data protection privacy Laws in connection with the Analytical Technologies Business within the two (2) years prior to the date hereof. To Sellers' knowledge, there has been no (i) unauthorized disclosure of any Personally Identifiable Information or (ii) breach of Sellers' (in respect of the Analytical Technologies Business) or Joint Ventures' security procedures wherein Personally Identifiable Information has been inadvertently disclosed to a third party. Sellers (in respect of the Analytical Technologies Business) and the Joint Ventures have implemented and maintained commercially reasonable measures to protect the confidential nature of any Personally Identifiable Information.

Section 5.18        Material Contracts.

(a)         Section 5.18 of the Sellers' Disclosure Schedule contains a complete list, as of the date hereof, of all Contracts (other than Benefit Plans and employment agreements and other than any Material Contracts that are Excluded Assets) to which any of the Analytical Technologies Companies, any Asset Seller (in respect of the Analytical Technologies Business) or either Joint Venture is a party or by which any Analytical Technologies Company, any Asset Seller (in respect of the Analytical Technologies Business) or either Joint Venture is bound and that fall within any of the following categories:

    (i)      each contract with a customer for the purchase of products and/or services involving future payments in excess of $500,000;

   (ii)      each contract with a supplier for the purchase of products and services involving expected future payments in excess of $500,000 (other than (i) any such contract which is terminable without liability, penalty or premium on ninety (90) or fewer days' notice, or (ii) purchase orders, sales orders, rebate agreements or invoices under such contracts entered into in the ordinary course of business consistent with past practice);

  (iii)      each material shareholder or similar agreement relating to the governance or rights of partners with respect to any joint venture, strategic alliance, profit sharing or losses or involving an equity investment by any Analytical Technologies Company;

  (iv)      each Contract which limits the ability of any Analytical Technologies Company, any Asset Seller (in respect of the Analytical Technologies Business) or either Joint Venture to (i) compete with any Person generally or in any geographic area in which any Analytical Technologies Company, an Asset Seller (in respect of the Analytical Technologies Business) or either Joint Venture may conduct the Analytical Technologies Business in any way that would reasonably be considered material to the Analytical Technologies Business, (ii) solicit potential customers of the Analytical Technologies Business in any geographic area, or (iii) solicit for employment or hire any Person for employment or consultancy, in each case including any Contract that imposes any such obligations on any of such Person's current and future Affiliates;

   (v)      each Contract evidencing any Affiliated Transaction;

  (vi)      each Contract evidencing Indebtedness for borrowed money of any Analytical Technologies Company, any Asset Seller (in respect of the Analytical Technologies Business) or either Joint Venture;

 (vii)      each Contract for the disposition of any Assets or business of the Analytical Technologies Business (other than sales of products in the ordinary course of business consistent with past practice) or for the acquisition by the Analytical Technologies Business of the assets or business of any other Person (other than purchases of inventory or components in the ordinary course of business consistent with past practice), in each case in excess of $500,000;

(viii)      each Contract that has granted "most favored nation" pricing provisions or exclusive marketing or distribution rights relating to any products or territory or that contains an agreement to purchase a minimum quantity of goods or services in excess of $500,000 or an agreement to purchase goods or services exclusively from a specified Person (or group of Persons);

  (ix)      each operating lease (as lessor or lessee) of tangible personal property involving payments in excess of $500,000;

   (x)      each collective bargaining or Union Contract;

  (xi)      each Contract with (A) any Governmental Authority or (B) any Person in connection with such Person's Contract with any Governmental Authority, in each case which would reasonably be expected to result in payments to or from Parent or any of its Subsidiaries in excess of $500,000; and

 (xii)      each Contract that could reasonably be expected to give rise to obligations, Liabilities, revenues or benefits exceeding $500,000 (or the equivalent value in the applicable currency) (other than (A) any such contract which is terminable without liability, penalty or premium on ninety (90) or fewer days' notice, or (B) purchase orders, sales orders, rebate agreements or invoices under such contracts entered into in the ordinary course of business consistent with past practice).

All of the Contracts referred to in clauses (i) through (xii) above, together with all Contracts listed on Section 5.13(b), Section 5.14(f) and Section 5.16(f) of the Sellers' Disclosure Schedule, are collectively referred to as "Material Contracts".

(b)         Each such Material Contract is valid, binding and enforceable against the Analytical Technologies Company, the Asset Seller or the Joint Venture party thereto and, to Sellers' knowledge, the other parties thereto in accordance with its terms, and is in full force and effect in all material respects, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles. For the avoidance of doubt, Sellers are only listing contracts to which any Joint Venture is a party in Section 5.18 of the Sellers' Disclosure Schedule if any Seller or either Joint Venture is responsible for entering into such contract.

(c)          (i) None of the Analytical Technologies Companies, Asset Sellers or Joint Ventures is in default under or in breach, in each case in any material respect, of any such Material Contract (other than agreements between or among any of the Analytical Technologies Companies), (ii) to the knowledge of Sellers, no other party to any Material Contract is in material default under or in material breach of, or has improperly terminated, revoked or accelerated any Material Contract or has given notice of its intention to cancel, terminate or fail to renew any Material Contract, and (iii) there exists no condition or event which, after notice or lapse of time or both, would constitute any such material breach or material default or any such termination, revocation or acceleration.

Section 5.19        Insurance. Section 5.19 of the Sellers' Disclosure Schedule sets forth an accurate list of all Policies carried by Parent and its Subsidiaries covering the Assets, employees and operations of the Analytical Technologies Business and the Joint Ventures (the "Insurance Policies"), the amounts and types of insurance coverage available thereunder and all insurance loss runs and workers' compensation claims received for the past three (3) policy years. Parent has delivered to Buyer true and correct copies of all such Insurance Policies. With respect to each such Insurance Policy: (a) such policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course of business, is in full force and effect, and (b) neither Parent nor any of its Subsidiaries is in breach or default (including any breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, after notice or the lapse of time or both, would constitute a breach or default or permit termination or modification, under such policy. All premiums payable under all such policies have been paid, and each of the Analytical Technologies Companies and the Sellers (in respect of the Analytical Technologies Business) is in compliance in all material respects with the terms of such policies. Such Insurance Policies are of the type and in amounts customarily carried by Persons conducting businesses similar to the Analytical Technologies Business and, to the knowledge of Sellers, provide adequate insurance for the Assets, employees and operations of the Analytical Technologies Business and the Joint Ventures. There have been no threatened terminations of, or material premium increases with respect to, any such policies.

Section 5.20        Significant Customers and Suppliers.

(a)         Section 5.20(a) of the Sellers' Disclosure Schedule sets forth (i) a true and correct customer list showing the twenty (20) largest customers by gross purchases from the Analytical Technologies Business, taken as a whole, during the twelve (12) month period ended on June 30, 2009 (individually, as a "Significant Customer" and, collectively, as the "Significant Customers"), and (ii) a true and correct supplier list showing the twenty (20) largest suppliers by gross sales to the Analytical Technologies Business, taken as a whole, during the twelve (12) month period ended on June 30, 2009 (individually, a "Significant Supplier" and, collectively, the "Significant Suppliers").

(b)         Since June 30, 2009, no Significant Customer or Significant Supplier has (i) stopped or materially reduced, or indicated in writing an intention to stop or materially reduce, trading with or supplying to the Analytical Technologies Business, or (ii) indicated in writing an intention to change in any material respect the terms and conditions on which it is conducts business with the Analytical Technologies Business, other than any such reduction or change that has been reflected in a Material Contract listed in Section 5.18 of the Sellers' Disclosure Schedule.

Section 5.21        Unlawful Payments. Neither Parent, any of its Subsidiaries or either of the Joint Ventures, nor to the knowledge of Sellers any director, officer, employee, stockholder, agent or representative of any such Person, has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person in respect of the Analytical Technologies Business, private or public, regardless of what form, in violation in any material respects of any Law.

Section 5.22        Affiliate Transaction; Absence of Claims. Section 5.22(a) of Sellers' Disclosure Schedule sets forth a true and complete list of each and every Contract, commitment or other arrangement (other than any Benefit Plan set forth on Section 5.11(a) of the Sellers' Disclosure Schedule) between Parent or any Retained Subsidiary or any of their respective Affiliates (or any director, officer or 5% shareholder or any owner thereof) (collectively, "Affiliated Parties"), on the one hand, and the Analytical Technologies Business, any Analytical Technologies Company or either Joint Venture, on the other hand (each such Contract, commitment or other arrangement, an "Affiliate Transaction"), including all intercompany arrangements and Contracts providing leasing, subleasing, licensing or sublicensing goods, services, tangible or intangible property or joint activities between any Affiliated Party, on the one hand, and the Analytical Technologies Business, any of the Analytical Technologies Companies or the Joint Ventures, on the other hand, other than (i) the Asset Sellers' ownership of the Purchased Assets and Stock Seller's ownership of the Analytical Technologies Company Stock and the Joint Venture Interests, (ii) transactions of the type represented by the Ancillary Agreements, (iii) the Shared Contracts and (iv) transactions of the type expressly contemplated by the Joint Venture Agreements. As of the Closing, no Affiliated Party will have any Claim against the Analytical Technologies Business, any Analytical Technologies Company or either Joint Venture, or is owed any payment or other obligation by the Analytical Technologies Business, any Analytical Technologies Company or either Joint Venture, other than the types of matters set forth in Section 5.22(b) of the Sellers' Disclosure Schedule.

Section 5.23        Inventory. The Inventory of the Analytical Technologies Business (net of all reserves for obsolete, excess, slow-moving, damaged and defective Inventory shown on the Financial Statements) is merchantable, fit for the purposes for which it was procured or manufactured, usable or salable in all material respects in the ordinary course of business.

Section 5.24        Brokerage and Finders' Fees. Except for Goldman, Sachs & Co. and RBC Capital Markets, the fees of which are the exclusive obligation of, and will be paid by, Parent or the other Sellers, in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, none of the Sellers, nor the Analytical Technologies Companies or the Joint Ventures has incurred, or will incur, any brokerage, finders' or similar fee for which any Seller, any Analytical Technologies Company or Joint Venture is or will be liable.

Section 5.25        No Other Representations or Warranties.

(a)         Except for the representations and warranties contained in ARTICLE V, elsewhere in this Agreement or in any Ancillary Agreement, or the certificate delivered pursuant to Section 8.2(c) of this Agreement (the "Section 8.2(c) Certificate"), neither Parent, the other Sellers nor any of their respective representatives, agents or Affiliates makes any express or implied representation or warranty or implied condition (an "Ontario Condition") under the Sales of Goods Act Ontario with respect to Parent, the other Sellers, the Analytical Technologies Companies or any of their respective Affiliates or Subsidiaries, the Joint Ventures, the Joint Venture Interests, the Analytical Technologies Assets, the Analytical Technologies Business or with respect to any other information provided, or made available, to Buyer or any of its Affiliates, agents or representatives in connection with the transactions contemplated hereby. Except for the representations, warranties and Ontario Condition contained in ARTICLE V, elsewhere in this Agreement or in any Ancillary Agreement or the Section 8.2(c) Certificate, neither Parent, the other Sellers nor any other Person makes any express or implied representation, warranty or Ontario Condition with respect to any information, including information, documents, projections, forecasts or other material made available to Buyer, its Affiliates or representatives in certain "data rooms," offering memorandum or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly and specifically included in a representation or warranty contained in ARTICLE V. Except for the representations, warranties and Ontario Conditions contained in ARTICLE V, elsewhere in this Agreement, or in any Ancillary Agreement or the Section 8.2(c) Certificate, each of Parent and the other Sellers disclaims any and all other representations, warranties and Ontario Conditions, whether express or implied. Notwithstanding anything to the contrary contained in this Agreement, neither Parent, the other Sellers nor any of their respective Affiliates makes any express or implied representation, warranty or Ontario Condition with respect to the Excluded Assets, Excluded Businesses or Retained Liabilities.

(b)         Each Seller acknowledges the limitations set forth in Section 6.10. In furtherance of the foregoing, each Seller acknowledges that it is not relying on any representation or warranty of Buyer, other than those representations and warranties specifically set forth in ARTICLE VI of this Agreement and those set forth elsewhere in this Agreement or in any Ancillary Agreement or the Section 8.3(c) Certificate.

Section 5.26        Limitation with Respect to Joint Venture Representations. Except for the representations set forth in Section 5.3 and Section 5.4(a), each representation containing a reference to the AB Joint Venture or the PE Joint Venture set forth in this Agreement shall be deemed to be limited such that such representation only shall relate to the AB Joint Venture or PE Joint Venture itself (including its business, Assets and Liabilities), Sellers' interest in the AB Joint Venture or PE Joint Venture, and the functions and services performed by (or the omissions of) Parent and its Subsidiaries in the AB Joint Venture or the PE Joint Venture, and not to any functions and services performed by or acts or omissions of Life Tech or its Subsidiaries in the AB Joint Venture or any functions and services performed by or acts or omissions of PerkinElmer or its Subsidiaries in the PE Joint Venture.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Buyer's Disclosure Schedule, Buyer represents and warrants to Sellers as of the date of this Agreement and as of the Closing as follows:

Section 6.1          Organization and Standing. Buyer is a Singapore company and each of Buyer and the Designated Buyers is (a) duly organized, validly existing and duly qualified or has corporate licenses and in good standing (to the extent such concept is legally recognized under the applicable Laws of the state or jurisdiction of its organization) under the Laws of the state or jurisdiction of its organization with full corporate or other power, as the case may be, and authority to own, lease, use and operate its properties and to conduct its business and (b) duly qualified or has applicable corporate licenses to do business and, to the extent that such concept is legally recognized under the applicable Laws of the state or jurisdiction of its organization, is in good standing in any other jurisdiction in which the nature of the business conducted by it or the property it owns, leases, uses or operates requires it to so qualify, be so licensed or be in good standing, in each case, except where the failure to be so organized, qualified, licensed or in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a Buyer Material Adverse Effect.

Section 6.2          Corporate Power and Authority. Buyer and the Designated Buyers have all requisite corporate power and authority to enter into and deliver this Agreement and, subject to receiving the Required Antitrust Approvals, to consummate the transactions contemplated by this Agreement. Buyer and each of the Designated Buyers which will be a party to the Ancillary Agreements has all requisite corporate or similar power, as the case may be, and authority to execute and deliver the Ancillary Agreements and the other agreements, documents and instruments to be executed and delivered by it in connection with this Agreement or the Ancillary Agreements and to consummate the transactions contemplated thereby. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated by this Agreement, and the execution, delivery and performance of the Ancillary Agreements and the other agreements, documents and instruments to be executed and delivered in connection with this Agreement or the Ancillary Agreements by Buyer and each of the Designated Buyers party thereto, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or similar action on the part of each such Person. This Agreement has been (and on the Closing Date, each of the Ancillary Agreements will be) duly and validly executed and delivered by Buyer and each of the Designated Buyers to the extent it is a party thereto and, assuming this Agreement and such other agreements have been duly authorized, executed and delivered by each Seller and each of their respective Affiliates to the extent it is a party, and each of this Agreement and such other agreements constitutes (or, in the case of agreements executed after the date of this Agreement, will be once executed) a legal, valid and binding obligation of Buyer and the Designated Buyers to the extent it is a party hereto or thereto, enforceable against each such Person in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles.

Section 6.3          Conflicts; Consents and Approvals. Neither the execution, delivery and performance of this Agreement or the Ancillary Agreements by Buyer or any of its respective Affiliates, nor the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements will:

(a)         conflict with, or result in a breach of any provision of, the certificate of incorporation, bylaws or other comparable organizational documents of (i) Buyer, (ii) any Designated Buyer, or (iii) any Affiliate of Buyer which is a party to the Ancillary Agreements;

(b)         violate, or conflict with, or result in, a breach of any provision of, or constitute a default under, or result in the acceleration of, or create in any party the right to accelerate, terminate or cancel, any (i) material Contract to which Buyer or any Designated Buyer is a party or to which any of their respective properties or assets may be bound, or (ii) any Permit to which Buyer or any Designated Buyer is subject, or to which any of their respective properties or assets may be subject, except in each case, for any violation, conflict, breach, default, termination or acceleration that would not, individually or in the aggregate, have, or reasonably be expected to have, a Buyer Material Adverse Effect; or

(c)         require any Governmental Filings, other than (i) Governmental Filings required by the HSR Act or other Antitrust Laws, (ii) as set forth in Section 6.3(c) of the Buyer's Disclosure Schedule, (iii) Governmental Filings that become applicable as a result the identity of Parent and the other Sellers, and (iv) such other Governmental Filings the failure of which to be obtained or made, would not, individually or in the aggregate, have, or reasonably be expected to have, a Buyer Material Adverse Effect.

Section 6.4          Securities Act. Buyer and the Designated Buyers are acquiring the Analytical Technologies Companies Stock and the Joint Venture Interests solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act, or any applicable foreign securities Laws. Buyer acknowledges that the Analytical Technologies Companies Stock and the Joint Venture Interests are not registered under the Securities Act, any applicable state securities Law or any applicable foreign securities Law, and that such Analytical Technologies Companies Stock and Joint Venture Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or similar provisions of applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to state securities Laws, as applicable.

Section 6.5          Compliance with Law. Buyer and the Designated Buyers have complied with all Laws applicable to Buyer and the Designated Buyers, except where the failure to be in compliance would not, individually or in the aggregate, have, or reasonably be expected to have, a Buyer Material Adverse Effect.

Section 6.6          Investigations; Litigation. As of the date of this Agreement, there is no investigation or review pending (or, to the knowledge of Buyer, threatened) by any Governmental Authority with respect to Buyer or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, and there are no Actions pending (or, to Buyer's knowledge, threatened) against or affecting, and, to Buyer's knowledge, there is no Investigation of, Buyer or any of its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Authority, in each case, which would, individually or in the aggregate, have, or reasonably be expected to have, a Buyer Material Adverse Effect.

Section 6.7          Finders; Brokers. With the exception of fees and expenses payable to J.P. Morgan Securities Inc., which shall be Buyer's sole responsibility, neither Buyer nor any of its Subsidiaries or Affiliates has employed any investment banker, finder or broker in connection with the transactions contemplated herein who would have a valid claim for a fee or commission from Sellers or any of the Retained Subsidiaries, in connection with the transactions contemplated herein.

Section 6.8          Sufficient Funds. Buyer has, as of the date of this Agreement, and shall have, on the Closing Date, access to sufficient funds to enable Buyer to consummate the transactions contemplated hereby, including payment of the Initial Purchase Price and fees and expenses of Buyer relating to the transactions contemplated hereby.

Section 6.9          Investment Canada Act. Buyer is a "WTO Investor" as that term is defined in the Investment Canada Act (Canada), as amended.

Section 6.10        No Additional Representations or Warranties.

(a)         Except for the representations and warranties contained in ARTICLE VI, elsewhere in this Agreement or in any Ancillary Agreement, or the certificate delivered pursuant to Section 8.3(c) of this Agreement (the "Section 8.3(c) Certificate"), neither Buyer nor any of its representatives, agents or Affiliates makes any express or implied representation or warranty with respect to Buyer or any of its Affiliates or Subsidiaries, or with respect to any other information provided, or made available, to Sellers or any of their respective Affiliates, agents or representatives in connection with the transactions contemplated hereby. Except for the representations and warranties contained in ARTICLE VI, elsewhere in this Agreement or in any Ancillary Agreement or the Section 8.3(c) Certificate, Buyer disclaim any and all other representations and warranties, whether express or implied.

(b)         Buyer acknowledges the limitations set forth in Section 5.25. In furtherance of the foregoing, Buyer acknowledges that it is not relying on any representation or warranty of Sellers, other than those representations and warranties specifically set forth in ARTICLE V of this Agreement and those set forth elsewhere in this Agreement or in any Ancillary Agreement or the Section 8.2(c) Certificate.

ARTICLE VII

COVENANTS AND AGREEMENTS

Section 7.1          Information and Documents.

(a)         During the period from the date of this Agreement to the Closing Date, upon reasonable advance notice, Sellers shall, or shall cause their Subsidiaries to, permit Buyer and its authorized representatives to have reasonable access, during regular normal business hours, to all Assets, employees, books and records of the Sellers and the Analytical Technologies Companies, in each case, relating to the Analytical Technologies Business, and shall furnish, or cause to be furnished, to Buyer, such financial, Tax and operating data and other available information with respect to the Analytical Technologies Business as Buyer shall from time to time reasonably request; provided, however, that such access shall not unreasonably interfere with the personnel, operations or properties of the Analytical Technologies Business or the Excluded Businesses and shall be subject to confidentiality obligations contemplated by Section 7.1(c) below and shall be at Buyer's sole expense. Notwithstanding anything to the contrary in this Agreement, none of Sellers or any of their Subsidiaries (including the Analytical Technologies Companies) shall be required to disclose or provide to Buyer or its authorized representatives any information (i) related to the Sale Process or the possible sale of the Analytical Technologies Business with other portions of Excluded Businesses or Parent's or its representatives' evaluation thereof, including projections, financial or other information related thereto other than projections, financial or other information prepared in the ordinary course of the Analytical Technologies Business, (ii) the disclosure of which Parent determines in good faith, upon advice of outside counsel, is reasonably likely to violate Law or breach the confidentiality obligation under any Contract to which Parent or any of its Subsidiaries is a party or is subject to (so long as Sellers have made commercially reasonable efforts to obtain a waiver of confidentiality) or would cause a Privilege which Parent or any of its Subsidiaries would be reasonably entitled to assert to be waived with respect to such information, or (iii) if Parent or any of its Subsidiaries, on the one hand, and Buyer or any of its Subsidiaries, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided, however, that such information and access shall be disclosed or granted, as applicable, to external counsel for Buyer to the extent required for the purpose of complying with Regulatory Laws or any antitrust, competition or trade regulation Laws that are designed or intended to protect the national security or the national economy of any nation in connection with the transactions contemplated by this Agreement. In addition, notwithstanding anything herein to the contrary, Buyer shall not have the right to perform or conduct, or cause to be performed or conducted, any environmental sampling or testing at, in, on, or underneath the Real Property without the specific prior authorization by Parent. It is further agreed that neither Buyer nor its representatives shall contact any of the vendors, customers, creditors or suppliers of Parent or any of its Subsidiaries or Affiliates in connection with the transactions contemplated hereby, whether in person or by telephone, mail, or other means of communication, without the specific prior authorization by Parent, such authorization not to be unreasonably withheld, delayed or conditioned. Sellers shall and shall cause their Subsidiaries and its and their respective employees, counsel and financial advisors to cooperate with Buyer, its representatives, auditors and counsel in connection with the transactions contemplated by this Agreement and the preparation of any documents or other materials which may be required in connection with the transactions contemplated by the Transaction Documents.

(b)         During the period between the date hereof and the Closing, Sellers shall provide financial statements and sales reports to Buyer in accordance (including as to content and timing) with Section 7.1(b) of the Sellers' Disclosure Schedule.

(c)         All information received by Buyer and given by or on behalf of Sellers, their Subsidiaries or the Analytical Technologies Companies in connection with this Agreement and the transactions contemplated hereby will be held by Buyer, the Designated Buyers and their Affiliates, agents and representatives as "Evaluation Material" as defined in, and pursuant to the terms of, the Confidentiality Agreement. Until Closing, Buyer shall not, and shall cause the Designated Buyers and its and their Affiliates not to, use any information obtained pursuant to this Section 7.1 for any purpose unrelated to the transactions described in this Agreement or the Life Technologies Purchase Agreement.

Section 7.2          Conduct of Business.

(a)         During the period from the date of this Agreement to the Closing Date, except (i) as expressly set forth in Section 7.2 of the Sellers' Disclosure Schedule or (ii) as expressly contemplated by this Agreement, Sellers agree that they will, and will cause each of the Analytical Technologies Companies to and cause (to the extent Parent has a right or ability to do so pursuant to the Joint Venture Agreements) the Joint Ventures to, (w) conduct the Analytical Technologies Business and operate the Joint Ventures in the ordinary course consistent with past practice, (x) use reasonable best efforts to preserve intact the Analytical Technologies Business and the Joint Ventures in all material respects, and to retain their present officers and Key Employees, (y) use reasonable best efforts to preserve intact, in all material respects, the ordinary and customary relationships with customers, suppliers vendors, licensors, licensees, distributors, creditors, Governmental Authorities and other third parties having business relationships with it, and (z) use reasonable best efforts to maintain the material tangible Analytical Technologies Assets in good working order and condition, ordinary wear and tear excepted.

(b)         Without limiting the generality of Section 7.2(a) above, during the period from the date of this Agreement to the Closing Date, Sellers covenant and agree that, except (i) as expressly set forth in Section 7.2 of the Sellers' Disclosure Schedule, (ii) as specifically contemplated by this Agreement, (iii) as Buyer shall otherwise consent in advance in writing (solely with respect to Section 7.2(b)(vii), Section 7.2(b)(xvi), Section 7.2(b)(xvii), Section 7.2(b)(xix) (other than clause (ii)(y) thereof) and Section 7.2(b)(xxiv), such consent not to be unreasonably withheld, conditioned or delayed) or (iv) as required by Law or the terms of any existing Contract, it shall and shall cause the Analytical Technologies Companies, the other Sellers and, to the extent Parent has a right or ability to do so pursuant to the Joint Venture Agreements, the Joint Ventures, in each case solely with respect to the Analytical Technologies Business, not to take any of the following actions (it being understood that nothing in this Section 7.2 shall limit any of Sellers' or their respective Affiliates' rights with respect to the Excluded Businesses to the extent not having any adverse impact on the Analytical Technologies Business or the transactions contemplated hereby in any material respect):

   (i)        amend the charter, bylaws or similar organizational documents (including the Joint Venture Agreements) of any Analytical Technologies Company or either Joint Venture, or enter into any new Contract or other arrangement that would have been deemed a Joint Venture Agreement with respect to either Joint Venture if entered into prior to the date hereof;

  (ii)        with respect to any Analytical Technologies Company or either Joint Venture, issue, deliver or sell or propose or agree to issue, deliver or sell any additional shares of capital stock (other than shares to be transferred to Buyer at the Closing) or other Equity Interest, or issue, deliver or sell or propose or agree to issue any securities convertible into or exchangeable or exercisable for, or options with respect to, or warrants to purchase, calls, conversion rights, commitments, other securities relating to such securities, or rights to subscribe for, shares of capital stock or other Equity Interest of any Analytical Technologies Company or either Joint Ventures, or sell, transfer or otherwise dispose of or encumber any shares of capital stock or other Equity Interest of any Analytical Technologies Company or either Joint Venture;

 (iii)        with respect to any Seller (with respect to the Analytical Technologies Business and the Analytical Technologies Assets) declare, set aside, or pay any dividend or other distribution payable in Analytical Technologies Companies Stock or Analytical Technologies Assets, or with respect to any Analytical Technologies Company or either Joint Venture, declare, set aside, or pay any dividend or other distribution payable in stock or property (other than Excluded Assets, including Cash Equivalents, and except as set forth on Section 7.2(b)(iii) of the Sellers' Disclosure Schedule, in each case subject to Section 7.2(c)) with respect to its capital stock or other Equity Interests therein, or combine or reclassify any of its capital stock or other Equity Interest or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its securities or purchase, redeem or otherwise acquire or retire for value any of its securities;

 (iv)        with respect to any Seller (with respect to the Analytical Technologies Business and the Analytical Technologies Assets) and except as expressly permitted by Section 7.28, any Analytical Technologies Company or either Joint Venture, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, bankruptcy, suspension of payments or other reorganization under local Law;

  (v)         with respect to any Analytical Technologies Company, any Seller in respect of the Analytical Technologies Business or either Joint Venture, acquire or dispose of, in any manner including any business combination, any business or substantially all of the assets of any business or Person, in excess of $250,000 individually or $500,000 for all such acquisitions and dispositions in the aggregate;

 (vi)        with respect to any Analytical Technologies Company, any Seller in respect of the Analytical Technologies Business or either Joint Venture, acquire (including by merger, consolidation, or acquisition of stock or assets) or negotiate the acquisition of any interest in any Person or any division thereof or any business or assets thereof, or (other than intercompany transactions, subject to Section 7.9(b) hereof) make any loan, advance or capital contribution to, or investment in, any Person or any division thereof, other than any such acquisitions, loans, advances, contributions or investments that are in the ordinary course of business consistent with past practice and for considerations not to exceed $50,000 individually, or $200,000 for all such transactions in the aggregate;

(vii)         except as required by Law or any Material Contract, permit any Analytical Technologies Company, any Seller in respect of the Analytical Technologies Business or either Joint Venture to issue any note, bond, or other debt security, or create, incur, assume or guarantee any Indebtedness, in each case, other than (i) Indebtedness that will be a Retained Liability, (ii) intercompany loans or advances among the Analytical Technologies Companies, and (iii) Indebtedness incurred in the ordinary course of business consistent with past practice in an amount not to exceed $1,000,000 in the aggregate;

   (viii)        except for sales of inventory or the disposition of immaterial amounts of obsolete Equipment in the ordinary course of business consistent with past practice, sell, assign, lease, sublease, license, sublicense, pledge or otherwise transfer or otherwise dispose of (including by merger, consolidation or otherwise), or incur, create or assume any Encumbrance, other than Permitted Encumbrances, with respect to any material Assets of the Analytical Technologies Business (including the Analytical Technologies Assets);

     (ix)         voluntarily pay or incur any Liability, other than (x) any payment of Liabilities solely in cash which is fully satisfied prior to the Closing and (y) any such action in the ordinary course of business consistent with past practice;

      (x)         change any financial accounting method used by them relating to the Analytical Technologies Business or either Joint Venture, unless required by GAAP or Law, or with respect to the Canadian GAAP Financial Statements only, Canadian GAAP;

     (xi)          (x) to the extent material in the aggregate, enter into or modify any employment, bonus, severance, change in control, termination or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, or otherwise increase the compensation or benefits of, any Business Employee, other than as may be required by a Benefit Plan in effect on the date of this Agreement and disclosed to Buyer or by any applicable Laws, (y) hire any new employee that could become a Business Employee with annual salary or regular wages in excess of $150,000 (or total annual compensation reasonably expected to be in excess of $200,000 in the case of individuals eligible for annual incentive bonuses or commissions) or terminate (other than for cause), reassign or otherwise materially modify the duties of any executive, officer, or Key Employee who provides services to the Analytical Technologies Business, or (z) except as would not be material in the aggregate and as would not be required to ensure that any Benefit Plan is not then out of compliance with applicable Law, enter into or adopt any new, or increase benefits under or renew, amend or terminate any existing, Benefit Plan as such Benefit Plan may relate to Affected Employees;

    (xii)          communicate with Affected Employees regarding the compensation, benefits or other treatment that they will receive in connection with the transactions contemplated hereby, unless any such communications are consistent with agreed communications made by Parent and Buyer upon the announcement of this Agreement or any later directives or documentation provided to Parent by Buyer, in which case, if the communication is in writing, Sellers shall provide Buyer with prior notice of and the opportunity to review and promptly comment upon any such written communications;

   (xiii)         transfer, sell, assign or license to any Person, or otherwise dispose of, or incur any Encumbrance (other than Permitted Encumbrances) on, any rights to the material Analytical Technologies Intellectual Property or material Analytical Technologies IT Assets, other than in the ordinary course of business consistent with past practice, or take any action or knowingly fail to take any action within its control that would reasonably be expected to result in the loss, lapse, abandonment, invalidity or unenforceability of any material Analytical Technologies Intellectual Property or material Analytical Technologies IT Assets;

   (xiv)        demolish or remove any of the existing material improvements, or erect new material improvements on the Real Property or any portion thereof;

    (xv)        amend, modify, extend, renew or terminate any, or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property requiring rental and other payments in excess of $500,000 annually;

   (xvi)         make or commit or agree to make any capital expenditures in excess of $250,000 individually or $2,000,000 in the aggregate for the Analytical Technologies Business, provided that any capital expenditure below such thresholds shall be consistent with plans or budgets disclosed in writing to Buyer prior to the date hereof;

  (xvii)        terminate, cancel, amend, waive, modify or fail to maintain, fail to renew or fail to comply with any Material Permit, other than immaterial amendments or modifications in the ordinary course of business consistent with past practice;

  (xviii)        except as set forth in Section 7.2(b)(xviii) of the Sellers' Disclosure Schedule, (x) enter into any Contract that would be a Material Contract (other than any Material Contract described in Section 5.18(a)(vi) and Section 5.18(a)(vii) and except for any Material Contract described in Section 5.18(a)(i), Section 5.18(a)(ii), Section 5.18(a)(v) or Section 5.18(a)(xii) entered into in the ordinary course of business consistent with past practice), or (y) terminate (other than extensions at the end of a term in the ordinary course of business consistent with past practice) or materially amend, modify or waive any default, claim or other right under any Material Contract or any Contract described in clause (x) of this Section 7.2(b)(xviii);

    (xix)        except as set forth in Section 7.2(b)(xix) of the Sellers' Disclosure Schedule, settle, release, waive or compromise any pending or threatened Action of or against, or any Investigation of, the Analytical Technologies Business, any Analytical Technologies Company, any Seller (in respect of the Analytical Technologies Business) or either Joint Venture (i) for an amount in excess of $250,000 in the aggregate, or (ii) entailing the incurrence of (x) any Liability in excess of such amount, including costs or revenue reductions, or (y) any obligations that would impose any material restrictions or limitations on the business or operations of the Analytical Technologies Business or the Joint Ventures;

     (xx)        except as set forth in Section 7.2(b)(xx) of the Sellers' Disclosure Schedule, enter into any new line of business or open or close any existing facility, plant or office;

    (xxi)        fail to maintain in full force and effect any Insurance Policy in a form and amount consistent with past practice, subject to expiration of policies consistent with their respective terms and renewals thereof on commercially reasonable and available terms;

   (xxii)        implement any layoffs that would reasonably be likely to require notice under the Worker Notification Laws;

  (xxiii)        except as set forth in Section 7.2(b)(xxiii) of the Sellers' Disclosure Schedule, (x) revalue any Assets of the Analytical Technologies Business (including any Analytical Technologies Assets or any Assets of the Analytical Technologies Companies or the Joint Ventures), including writing down or writing off the value of Inventory or writing off notes or accounts receivable, or (y) create any reserves or accruals, in each case of (x) and (y) other than (A) in the ordinary course of business consistent with past practice, (B) as required by GAAP, or (C) with respect to the Canadian GAAP Financial Statements only, as required by Canadian GAAP;

  (xxiv)        make or change any material Tax election, adopt any accounting or Tax accounting method, change any accounting or Tax accounting method, file any amendment to an income or material Tax Return, enter into any closing agreement relating to Taxes, settle any material Tax claim or assessment or consent to any material Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or surrender any right to claim a refund of material Taxes, or take any similar action;

  (xxv)         except for the types of transactions set forth in Section 5.22(b) of the Sellers' Disclosure Schedule (which shall be entered into in the ordinary course of business) or for transactions that shall be fully consummated (including payment of any amount relating thereto) at Closing, enter into any Affiliate Transaction; or

  (xxvi)        agree to take or authorize any of the foregoing actions or take any action or omission which would make any of the representations and warranties of Sellers contained in this Agreement untrue in a manner that would result in any of the conditions set forth in ARTICLE VIII not being satisfied; provided that any breach of this Section 7.2(b)(xxvi) shall be treated as a breach of a representation or warranty for purposes of Section 10.2 rather than a breach of covenant;

provided that each covenant in this Section 7.2(b) containing a reference to the AB Joint Venture or the PE Joint Venture shall be deemed to be limited such that such covenant only shall relate to Sellers' interest in the AB Joint Venture or the PE Joint Venture, the AB Joint Venture or the PE Joint Venture itself (including its business, Assets and Liabilities) and the functions and services performed by (or the omissions of) Parent and its Subsidiaries in the AB Joint Venture or the PE Joint Venture, and as permitted by the applicable Joint Venture Agreement, and not to any functions and services performed by or acts or omissions of Life Tech or its Subsidiaries in the AB Joint Venture or any functions and services performed by or acts or omissions of PerkinElmer or its Subsidiaries in the PE Joint Venture; provided, further, that, in exercising its rights under this Section 7.2(b), Buyer shall give reasonable consideration to any reasonable objection or disagreement by PerkinElmer or its Subsidiaries with respect to any action or omission by Parent or any of Subsidiaries required under this Section 7.2(b) that is inconsistent with their obligations under any PE JV Agreement.

(c)         Notwithstanding any provision herein to the contrary, prior to the Closing, provided that such actions shall have no adverse impact on the Analytical Technologies Business in any material respect at and after the Closing, any Seller, the Analytical Technologies Companies and the Joint Ventures will be permitted to declare and pay dividends and distributions of, or otherwise transfer, to Parent or any Subsidiary thereof, (i) any Excluded Assets, and (ii) any Assets other than Purchased Assets which are not contemplated to be owned or held by Buyer, any Designated Buyer or an Analytical Technologies Company pursuant to this Agreement or an Ancillary Agreement, provided that such action does not result in any Assumed Liability.

(d)         Nothing contained in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct the operations of the Analytical Technologies Business, any Analytical Technologies Company or either Joint Venture prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' operations.

Section 7.3          Certain Approvals.

(a)         Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, Regulatory Law) to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, as promptly as practicable, including the obtaining of all necessary actions, waivers, consents and approvals from Governmental Authorities, and the making of all necessary registrations, notices and filings and the taking of all commercially reasonable steps as may be necessary to obtain a consent , advance ruling certificate, no-action letter, approval or waiver from, or to avoid an Action or Investigation by, any Governmental Authority.

(b)         Subject to the terms and conditions in this Agreement and without limiting the foregoing:

(i)          Parent and DHR and Buyer shall, as promptly as practicable, but in no event later than (x) five (5) Business Days after the date hereof file the notification and report form pursuant to the HSR Act and an application for an ARC in respect of the transactions contemplated by this Agreement, together with a request for in the alternative (A) a "no action letter" to the effect the Commissioner of Competition does not intend to apply at that time for an order of the Competition Tribunal under the merger provisions of the Canadian Competition Act and (B) a waiver of the obligation to notify the Commissioner of Competition and supply information in respect of such transactions under section 113(c) of the Canadian Competition Act if an ARC is not issued; provided that in the event neither an ARC nor a no action letter and a waiver under subsection 113(c), which is/are in form and substance satisfactory to Buyer and Parent, each acting reasonably, and remain in force and unamended, is granted within fourteen (14) days of applying therefor (or such longer period as Parent and Buyer may agree), DHR, Buyer and Parent shall forthwith file a pre-merger notification pursuant to Part IX of the Canadian Competition Act in respect of the transactions; and (y) ten (10) Business Days after the date hereof effect all other necessary notifications, or registrations to obtain the Required Antitrust Approvals, in each case as required for the transactions contemplated hereby;

(ii)         Sellers, DHR and Buyer shall use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, advance ruling certificates, no-action letters, waivers or approvals are required or advisable to be obtained from, any third parties or Governmental Authorities under any applicable Regulatory Law or any antitrust, competition, or trade regulation Laws that are designed or intended to protect the national security or the national economy of any nation in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (B) timely making all such required filings and timely seeking all such required consents, permits, authorizations, advance ruling certificates, no-action letters or approvals;

(iii)        Each of Sellers, DHR and Buyer shall use its reasonable best efforts to take such action as may be required (a) to cause the expiration or termination of the waiting periods under the Regulatory Laws and to obtain waivers, consents or approvals under such Laws with respect to the transactions contemplated by this Agreement as promptly as possible after the execution of this Agreement; and (b) to obtain all Required Antitrust Approvals;

(iv)        Sellers, DHR and Buyer shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and, to the extent permissible, promptly furnish the other with copies of notices or other communications between Sellers (including their representatives, counsel and Subsidiaries) or DHR and Buyer (including their representatives, counsel and Subsidiaries), as the case may be, and any third party and/or Governmental Authority with respect to such transactions. Sellers, DHR and Buyer shall keep each other timely apprised of any inquiries or requests for additional information from any Governmental Authority pursuant to any Regulatory Law or any antitrust, competition, or trade regulation Laws that are designed or intended to protect the national security or the national economy of any nation, to the extent permissible, and shall comply promptly with any such reasonable inquiry or request. Sellers, on the one hand, and DHR and Buyer, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, to the extent permissible, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority relating to the transactions contemplated by this Agreement. Each of Sellers, on the one hand, and DHR and Buyer, on the other hand, agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate. No Seller shall extend, directly or indirectly, any waiting periods required in connection with any Antitrust Law, or enter into any agreement with any Governmental Authority to delay the Closing or not to consummate the transactions contemplated hereby. Neither DHR nor Buyer shall extend, directly or indirectly, any waiting periods required in connection with any Antitrust Law except to the extent advisable, based on the advice of outside counsel, in seeking obtain the approvals required thereunder.

(v)         Each of Sellers, DHR and Buyer, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the acquisition of the Analytical Technologies Companies Stock or the Purchased Assets or the other transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would prevent or delay consummation of the acquisition of the Analytical Technologies Companies Stock or the Purchased Assets or the other transactions contemplated by this Agreement, shall use its reasonable best efforts necessary to avoid, vacate, modify or suspend such injunction or order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement unless, by mutual agreement, Parent, DHR and Buyer decide that litigation is not in their respective best interests.

(c)         Subject in all cases to the condition set forth in Section 8.1(a), in the event that any Non-Material Antitrust Approval or any Buyer Approval is not obtained on or prior to the Closing Date, or there exists any Regulatory Law that makes illegal or enjoins or prevents in any respect the consummation of the transactions contemplated by this Agreement except with respect of the Required Antitrust Approvals, then Sellers and Buyer shall effect the Closing (including payment of the entire Initial Purchase Price), subject to the terms of this Agreement (including, but not limited to, Section 8.1(a)), with respect to all Analytical Technologies Companies Stock, Joint Venture Interests, Purchased Assets, Analytical Technologies Business, Affected Employees and Assumed Liabilities outside of the jurisdiction of any such Governmental Authority or the Laws related to such Non-Material Antitrust Approval or Buyer Approval, to the extent permitted by, and in accordance with, Law; provided, however, that the obligations of the parties hereto set forth in this Section 7.3 shall continue with respect to any such compliance with Law, approval or action until such compliance with Law, approval or action is obtained or taken, as the case may be, and upon the occurrence of such compliance with Law, approval or action, the parties hereto shall effect the transfer of the affected Analytical Technologies Company, Joint Venture Interests, Analytical Technologies Business, Purchased Assets, Affected Employees and Assumed Liabilities in accordance with this Agreement and the applicable Local Purchase Agreement. To the extent permitted under the Laws related to such Non-Material Antitrust Approval or Buyer Approval, each such transfer, upon occurrence, shall be retroactive to and be deemed to have occurred on the Closing Date. Furthermore, as of the Closing Date, Sellers and Buyer shall, subject to the applicable Law, enter into mutually agreeable alternative business arrangements consistent with the terms of this Agreement or other arrangements which provide Buyer with the net economic benefit or loss of the affected Analytical Technologies Companies Stock, Joint Venture Interests, Analytical Technologies Business, Purchased Assets, Affected Employees and Assumed Liabilities from and after the Closing Date and continuing until any such approval or action is obtained or taken.

(d)         In the event DHR and/or its controlled Affiliates enters into any agreement relating to, or consummates, any acquisition during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, which acquisition is reasonably expected to materially increase the risk of not obtaining any Required Antitrust Approval by the End Date, on the third (3rd) Business Day after the satisfaction or waiver of all of the conditions set forth in ARTICLE VIII of this Agreement (including the condition set forth in Section 8.2(a) but other than the condition set forth in Section 8.1(b) and other than those conditions to be satisfied at the Closing), the condition set forth in Section 8.2(a) shall be deemed to have been satisfied for purposes of this Agreement regardless of any change in facts and circumstance occurring after such date, subject to the condition that the Sellers comply with their obligations under Section 7.2(b) in all material respects during the period from such date until the Closing.

(e)         Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, as promptly as practicable, including (i) the obtaining of all necessary consents, approvals, amendments or waivers from third parties (excluding for purposes of this Section 7.3(e)(i) any Governmental Authority) required to be obtained by any Seller(s), DHR or Buyer, or their respective Subsidiaries, or the Joint Ventures, in connection with the transactions contemplated by this Agreement, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement. If any required consent, waiver, approval, requirement, allowance, novation, authorization, declaration, filing, registration or notification of any third party (excluding any Governmental Authority) is not obtained prior to the Closing, the parties hereto, each without cost, expense or liability to the other (except as provided in ARTICLE VIII hereof), shall cooperate in good faith to seek, if possible, alternative arrangements to achieve the economic results intended.

(f)         In connection with obtaining any consents, approvals, amendments or waivers from third parties, no Seller nor any of Sellers' Subsidiaries shall consent to any modification of any Material Contract or otherwise obligate any Analytical Technologies Companies or Designated Buyer to take or omit to take any action after the Closing without the prior written consent of Buyer, except to the extent such modification is solely for the purpose of giving effect to the transactions contemplated by this Agreement, in which case such modification shall not be adverse to Buyer, any Analytical Technologies Company or any Designated Buyer, or the Analytical Technologies Business, or solely for the purpose of substituting Buyer or the relevant Designated Buyer for Parent or its Affiliates in such Contract.

(g)         Without limiting any other provisions in this Agreement, between the date hereof and the Closing, each of Buyer and the Sellers agree to use reasonable best efforts to obtain any required consents of Advanced Bioconcept Company (the "PE Consents") to the sale and transfer to the applicable Designated Buyer at Closing of Parent's Joint Venture Interest in the PE Joint Venture and Parent’s rights and obligations under the PE JV Agreements.

(h)         In the event that the PE Consents contemplated by Section 7.3(g) above are not obtained prior to Closing, then (x) Buyer shall not acquire from Sellers, and Sellers shall not sell to Buyer, the Joint Venture Interest of Parent in the PE Joint Venture, and the failure of Sellers to so sell such JV Equity Interest in the PE Joint Venture shall not constitute a breach of any representation, warranty, covenant or agreement of Sellers in the Agreement, (y) following the Closing, (i) the Buyer shall not acquire from Sellers, and Sellers shall retain ,the PE JV Agreements, the applicable Analytical Technologies Intellectual Property and Designated Employees, in each case, dedicated to the PE Joint Venture (the “Retained Interests”), (ii) the parties will put in place mutually satisfactory arrangements consistent with the Sellers’ obligations to maintain the confidentiality of confidential information in accordance with the PE JV Agreements, and (iii) Buyer shall provide the Sellers with access to the other applicable Analytical Technologies Assets and Designated Employees, in each case, for so long as required to, and solely to the extent required to, fulfill their obligations under the PE JV Agreements, and (z) until the termination, winding-down, dissolution or other similar end to the PE Joint Venture ("PE JV Termination"), each of Buyer and the Sellers agree to continue to use reasonable best efforts to obtain the PE Consents. It is expressly understood and agreed that upon obtaining the PE Consent or the PE JV Termination, Sellers shall transfer (the "PE Transfer") to the applicable Designated Buyer, without any additional consideration, any and all of Parent's Joint Venture Interest in the PE Joint Venture, the Retained Interests, and Assets received or obtained by Sellers in connection with the PE JV Termination, and Buyer shall accept and acquire such Assets and Retained Interests subject to the rights of Advanced Bioconcept Company and/or Perkin Elmer under the PE Joint Venture Agreements (if any), and Buyer shall assume, discharge and satisfy the obligations of Sellers under the PE JV Agreements and make an offer of employment to the relevant Designated Employees described in clause (y)(i) of the preceding sentence in a manner consistent with Section 7.5. Until the earlier of the PE JV Termination or the PE Transfer, Parent shall not directly or indirectly sell, transfer, pledge, hypothecate, assign, encumber, lease, license or otherwise dispose of, voluntarily or involuntarily, by operation of Law or otherwise, any record, beneficial or economic interest in the Joint Venture Interest of Parent in the PE Joint Venture.

Section 7.4          Further Assurances; Retransfer of Assets.

(a)         From time to time after the Closing Date, upon request of any party, each party hereto shall execute, acknowledge and deliver all such other instruments and documents and shall take all such other actions required to consummate and make fully effective the transactions contemplated by the Transaction Documents; provided that Buyer shall not be required to pay any further consideration or amounts therefor. Without limiting the generality of the foregoing, on or prior to the date hereof, Sellers shall, and shall cause their Subsidiaries and Affiliates to, (x) take such actions as are necessary or advisable to irrevocably amend the AB JV Agreements in order to give effect, and facilitate the consummation of, the transactions contemplated hereby (for the avoidance of doubt, not the transactions contemplated by the Life Technologies Purchase Agreement), and such other changes to the AB JV Agreements as are reasonably requested by Buyer, and shall take such actions after the date hereof as reasonably requested by Buyer, and (y) take such actions as are necessary or advisable to permit and facilitate the consummation of the transactions contemplated by the Life Technologies Purchase Agreement (including granting any necessary consent under the AB JV Agreements), provided that this clause (y) shall not apply (other than as contemplated by Section 2.5(c) and Section 7.3(c) of this Agreement and of the Life Technologies Purchase Agreement) if the closing of the transactions contemplated by the Life Technologies Purchase Agreement does not occur contemporaneously with or immediately before or after the Closing contemplated by this Agreement.

(b)         Without limiting the generality of Section 7.4(a), if any party discovers, within twelve (12) months after the Closing Date, that any Assets primarily used within the Analytical Technologies Business prior to the Closing were not transferred to any Designated Buyer as part of the consummation of the transactions contemplated by this Agreement or the Local Purchase Agreement, Sellers shall and shall cause their Subsidiaries to promptly transfer, assign and convey, or shall cause any such Asset to be transferred, assigned and conveyed, to Buyer or any of its Affiliates or other designees designated by Buyer without any additional consideration therefor free and clear of all Encumbrances.

(c)         If any party discovers, within twelve (12) months after the Closing Date, that any of the Analytical Technologies Companies owns any Assets that are Excluded Assets, or that any Assets have been transferred by the Asset Sellers to the Asset Buyers are Excluded Assets, then the parties agree that any such Excluded Assets will be considered to have been held in trust by the relevant Asset Buyer for the relevant Asset Seller and Buyer shall and shall cause its Subsidiaries to promptly transfer, assign and convey, or shall cause any such Excluded Asset to be transferred, assigned and conveyed, at Sellers' sole cost and expense, to Parent or any of its Affiliates or other designees designated by Parent without any additional consideration therefor free and clear of all Encumbrances and without any Liability of any kind with respect thereto; provided that (i) Sellers shall indemnify Buyer and its Subsidiaries (including the Designated Buyers, the Analytical Technologies Companies) for any Liability for Taxes associated with such a return (and the period in which such Excluded Assets was held by Buyer or its Subsidiaries), and (ii) Buyer shall have no Liability of any kind whatsoever with respect to any such Excluded Assets sold, transferred or otherwise disposed by Buyer prior to Parent's written notification.

(d)         During the period between the date hereof and the Closing, with respect to any issued, registered or pending applications for Analytical Technologies Intellectual Property that is beneficially owned by an IP Owner but for which one of the Sellers is not currently the owner of record with the U.S. Patent and Trademark Office or any relevant foreign patent and trademark office, Sellers shall use reasonable best efforts and shall reasonably cooperate with Buyer to file, or cause to be filed by the applicable IP Owners or any other necessary parties, (x) assignment documents with the U.S. Patent and Trademark Office and any relevant foreign patent and trademark office, assigning all such issuances, registrations or pending applications for such Analytical Technologies Intellectual Property to one of the Sellers, and (y) any other documents necessary to cure any defect with respect to title to any Analytical Technologies Intellectual Property. In the event Sellers shall have failed to take any of the actions contemplated by this Section 7.4(d) prior to the Closing, Sellers shall reimburse Buyer for any and all costs and expenses reasonably incurred by Buyer and its Affiliates in connection with any such actions they may take.

Section 7.5          Employees and Employee Benefits.

(a)         Prior to the Closing, Buyer shall offer, or cause to be offered, employment, effective as of and subject to the occurrence of the Closing, to each Designated Employee who is employed in a country which is not an Automatic Transfer Country. Sellers shall provide the necessary contact information and reasonable assistance to enable Buyer to make all such offers of employment, subject to applicable Law. All such offers of employment shall be made in accordance with all applicable Laws and shall offer compensation and employment benefits (excluding equity compensation, benefits under a defined benefit pension plan and retiree medical benefits) that are comparable, in the aggregate, to those that were provided to such Designated Employee immediately prior to the Closing (including assuming and honoring the agreements with respect to vacation entitlement set forth in Section 7.5(c) of Sellers' Disclosure Schedule), provided that such compensation and employment benefits shall only be required to be offered to the extent substantially similar to the compensation and employment benefits offered to similarly situated employees of Buyer and its Affiliates. Notwithstanding the foregoing, however, to the extent a higher level of benefits and/or compensation is required to be offered with respect to certain Designated Employees, or with respect to the offers of employment to any potential Designated Employee, in order to avoid Liability to Sellers under applicable Laws, or Contracts or Benefit Plans set forth on Sections 5.11(a)-(f) and 7.5(e)-(f) of the Sellers' Disclosure Schedule, Buyer shall, at its sole discretion, either offer the minimum amount of benefits and/or compensation to required under such applicable Laws, Contracts or Benefit Plans to such Designated Employees so as to avoid such Liability under applicable Laws, Contracts or Benefit Plans set forth on Sections 5.11(a)-(f) and 7.5(e)-(f) of the Sellers' Disclosure Schedule to the relevant Seller or indemnify Sellers against any such Liabilities. Designated Employees who accept such offer of employment with Buyer, together with Business Employees who are employed at an Analytical Technologies Company immediately prior to the Closing are referred to herein as "Affected Employees". Sellers and Buyer and any relevant Stock Buyer and Asset Buyer acknowledge and agree that the sale of the Purchased Assets or Shares in Automatic Transfer Countries by any relevant Stock Seller or Asset Seller to a Stock Buyer or Asset Buyer is subject to the application of the Transfer Regulations (referenced in each case in this Section 7.5, only to the extent that such Transfer Regulations are applicable to a particular transaction contemplated by this Agreement) and that accordingly: (i) the employment of any of the Designated Employees who are employed in any of the Automatic Transfer Countries immediately on or before Closing shall not be terminated for a reason arising from or connected in any way with this Agreement; and (ii) by virtue of the Transfer Regulations all of the relevant Stock Seller's or Asset Seller's rights, powers, duties and liabilities under or in connection with any contract of employment with such Designated Employees still in force immediately before Closing shall be transferred to the relevant Stock Buyer or Asset Buyer. Notwithstanding any other provisions of Section 7.5 of this Agreement, nothing herein shall be construed as to prevent Buyer from terminating the employment of any Affected Employee at any time after the Closing Date for any reason (or no reason). Sellers shall deliver to Buyer on or as soon as practicable following the Closing Date, but in no event later than fifteen (15) Business Days after the Closing Date, all Designated Employee Records.

(b)         Without limiting the provisions of Section 7.5(a), for a period of one (1) year following the Closing, Buyer shall provide or shall cause its Affiliates to provide, employee benefits and compensation (excluding any benefits attributable to equity-based plans or grants or other defined benefit pension plans or retiree medical benefits) to Affected Employees that are comparable, in the aggregate, to those that were provided to such persons immediately prior to the Closing, provided that such employee benefits and compensation shall only be required to be offered to the extent substantially similar to the employee benefits and compensation provided to similarly situated employees of Buyer and its Affiliates. Notwithstanding the foregoing, however, to the extent a higher level of benefits and/or compensation is required with respect to certain Affected Employees in order to avoid Liability to Sellers under applicable Laws, or Contracts or Benefit Plans set forth on Sections 5.11(a)-(f) and 7.5(e)-(f) of the Sellers' Disclosure Schedule, Buyer shall, at its sole discretion, either provide the minimum amount of benefits and/or compensation required under such applicable Laws, Contracts or Benefit Plans to the relevant Affect Employees so as to avoid such Liability to the relevant Seller under applicable Laws, Contracts or Benefit Plans set forth on Sections 5.11(a)-(f) and 7.5(e)-(f) of the Sellers' Disclosure Schedule or indemnify Sellers against any such Liabilities. With respect to each Plan of Buyer or an Affiliate of Buyer ("Buyer Benefit Plan") in which Affected Employees participate following the Closing, for all applicable purposes under any Buyer Benefit Plan including for determining eligibility to participate, vesting and benefit entitlement (including vacation accrual but excluding benefit accruals under any defined benefit pension plan), service with Parent, an Affiliate of Parent, an Analytical Technologies Company (and predecessor employers to the extent Parent or an Affiliate provides past service credit) shall be treated as service with Buyer; provided that such service shall not be required to be recognized to the extent that such service was not recognized under the applicable Benefit Plan or to the extent such recognition would result in duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods under Buyer Benefit Plans and Buyer shall use reasonable best efforts (which, for the sake of clarity, shall not require the creation of any new plans or amendments (other than de minimis amendments to any Buyer Benefit Plan)) to ensure that Affected Employees shall not be subject to evidence of insurability requirements or the application of any pre-existing condition limitations with respect to participation in any Buyer Benefit Plan. If Affected Employees commence participation in a Buyer Benefit Plan immediately following Closing or otherwise during a plan year, Buyer shall use reasonable best efforts (which, for the sake of clarity, shall not require the creation of any new plans or amendments (other than de minimis amendments) to any Buyer Benefit Plan) to ensure the Affected Employees shall be given credit for amounts paid under a corresponding Benefit Plan or Parent Benefit Plan during the ongoing plan year for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Buyer Benefit Plan for the ongoing plan year during which they participate in the Buyer Benefit Plan. On or prior to the Closing, Sellers shall take all necessary actions to cause the account balances and/or accrued benefits of the Affected Employees under any Benefit Plan that is a defined contribution or defined benefit pension plan to be fully vested and non-forfeitable as of the Closing. Prior to or as of the Closing, Sellers shall (subject to compliance with applicable Law) cause to be made to any Benefit Plan that is a defined contribution retirement plan in which Affected Employees participate the matching contributions relating to periods prior to the Closing based on the amount or percentage that Parent or the applicable Affiliate of Parent is required to contribute to such plan on behalf of the Affected Employees through the Closing as if the Affected Employees had satisfied all prerequisites for receiving such contributions as of the Closing Date.

(c)         Effective as of the Closing, except as required by applicable Law, Buyer shall provide each Affected Employee who was a Designated Employee with the number of his or her unused accrued vacation or paid time off days outstanding as of the Closing under the applicable vacation or paid time off policy of Parent or its Affiliates. Buyer shall offer employment at the Closing to all Designated Employees who are on leave or receiving short-term disability payments from Parent or its Affiliates as of the Closing. Under the Transition Services Agreement, Parent shall continue to pay short-term disability payments for each Affected Employee on leave or receiving short-term disability payments from Parent or its Affiliates as of the Closing through the end of each such Affected Employee's eligibility for short-term disability; provided, that Buyer shall reimburse Parent for such short-term disability payments in accordance with the terms of the Transition Services Agreement. If any Affected Employee who was receiving short-term disability benefits from Parent or its Affiliates as of the Closing become eligible for long-term disability benefits under a Parent Benefit Plan, such individual shall collect long-term disability benefits in accordance with the terms of the applicable Parent Benefit Plan.

(d)         Prior to the Closing, Buyer and Sellers shall take all necessary and appropriate action to cause Buyer or an Affiliate of Buyer to assume, effective as of the Closing, each of the Benefit Plans set forth on Section 7.5(d) of the Sellers' Disclosure Schedule that provide benefits to Designated Employees and all Liabilities of or related to such Benefit Plans (the "AT Benefit Plans"). To the extent that any AT Benefit Plan holds Assets intended to satisfy benefit obligations thereunder that are being assumed by Buyer, Buyer and Sellers shall take all necessary and appropriate actions to cause an allocable portion of such Assets to be transferred to Buyer or an appropriate entity designated by Buyer and reasonably acceptable to Parent as soon as practicable following the Closing.

(e)         Buyer shall be responsible for and assume the first $2,500,000 of Employee Transfer Costs relating to Affected Employees incurred following the Closing. All Employee Transfer Costs relating to Affected Employees in excess of $2,500,000 incurred following the Closing shall be borne equally by the Buyer, on the one hand, and Sellers (on a joint and several basis), on the other hand, provided that Sellers' aggregate obligations shall not exceed $2,500,000 (and Buyer shall be responsible for all amounts thereafter); provided, that Buyer shall be required to submit to Sellers appropriate documentation to support such costs, and Sellers shall reimburse Buyer promptly therefor. For the avoidance of doubt, the reimbursement by Sellers of Employee Transfer Costs provided for in this Section 7.5(e) shall not affect, or be affected by, any provisions set forth in ARTICLE X hereof or any calculations thereunder.

(f)         Buyer shall be responsible for any and all Claims, severance, termination or end-of-service costs or payments required under applicable Law, Contract, collective bargaining agreement or other labor agreement, including without limitation payment in lieu of notice of termination, with respect to those Direct Employees who do not become Affected Employees and fifty percent (50%) of all such costs with respect to those Shared Employees who do not become Affected Employees; provided that Sellers shall be responsible for the balance of all such costs related to those Shared Employees who do not become Affected Employees. Section 7.5(f) of the Sellers' Disclosure Schedule contains a true, complete and correct summary of the relevant provisions of all applicable Contracts, collective bargaining agreements, labor agreements and other arrangements providing for severance, termination or end-of-service costs or payments to the Designated Employees.

(g)         Notwithstanding anything contained herein to the contrary, Affected Employees who are employed by the Buyer as of the Closing Time pursuant to a collective bargaining agreement, works council agreement or other labor agreements shall be provided by Buyer the terms, conditions and benefits that are required by such agreement as in effect from time to time.

(h)         The provisions of this Section 7.5 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including for the avoidance of doubt any employees), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 7.5) under or by reason of any provision of this Agreement.

(i)          Upon Closing, Parent or its Affiliates shall provide Affected Employees with a payment in lieu of any accrued but unearned pro-rata bonus compensation in exchange for the execution of a customary release of claims in favor of Parent and its Affiliates and Buyer and its Affiliates, it being agreed (and notwithstanding anything to the contrary in Sections 7.5(a), 7.5(b) and 7.5(c)) that such payment shall be in full satisfaction of all obligations of Parent and its Affiliates and Buyer and its Affiliates for bonus compensation for such Affected Employees for all of 2009. Notwithstanding the foregoing, this Section 7.5(i) shall not apply to those Affected Employees with retention agreements identified on Section 5.16(f) of the Parent Disclosure Schedule.

(j)          Parent or a Retained Subsidiary shall retain following the Closing all Liabilities with respect to the Parent Benefit Plans, except as otherwise required by the Transfer Regulations. Affected Employees shall be treated as having terminated employment from Parent and its Affiliates as of the Closing for all purposes under such Parent Benefit Plans.

(k)         Nothing in this Agreement shall be deemed to prevent Buyer from after Closing amending or terminating any Plans, including Buyer Benefit Plans, or otherwise restrict Buyer's ability to do so.

(l)          Prior to Closing, Sellers shall cause to be paid all amounts then owing under the applicable workers' compensation Laws with respect to the Affected Employees to be paid including but not limited to premiums on insurable earnings, non-compliance interest and charges and any surcharges, fines or penalties, and shall use reasonable best efforts to obtain written confirmation issued by the appropriate workers' compensation boards and agencies to such effect.

(m)        With respect to each of the Designated Employees and Affected Employees described on Section 7.5(m)(i) of the Seller's Disclosure Schedule, Buyer shall cause each such Designated Employees and Affected Employee to be paid or provided the severance benefits and compensation described on Section 7.5(m)(ii) of the Seller's Disclosure Schedule upon any termination of such Designated Employees and Affected Employee's employment on or following the Closing (subject to Section 7.5(f)).

(n)         All the obligations of the parties under this Section 7.5 shall be subject to compliance with the restrictions set forth in any applicable Law governing employee privacy or confidentiality.

(o)         Notwithstanding anything else herein to the contrary (including any other provisions of this Section 7.5 and the definition of "Assumed Liabilities"), for any Designated Employees who are contingent workers (or other similar status), Buyer's sole obligation with respect to offering retention, and the terms of any such retention, of such Designated Employees shall be to honor any Contracts and current arrangements with such contingent workers as in effect on the date hereof (solely to the extent disclosed prior to the date hereof in writing to Buyer) and nothing herein shall require Buyer or any of its Affiliates to offer employment or any other change of status to such contingent workers. Sellers shall jointly and severally indemnify the Buyer Indemnified Parties against any Damages resulting from or arising out of the treatment, status or classification of any contingent workers prior too or in connection with the Closing, including Tax liabilities and Liabilities relating to their compensation, benefits, and treatment under, or exclusion from participation in, any Benefit Plan.

Section 7.6          Tax Matters.

(a)         Preparation and Filing of Tax Returns.

(i)          Parent Tax Returns. Parent shall prepare and file or shall cause to be prepared and filed (A) all Non-Income Tax Returns of the Asset Sellers and the Joint Ventures and (B) all Tax Returns of or with respect to the assets or operations of the Analytical Technologies Companies and the Joint Ventures that in each case (1) are required to be filed (taking into account extensions) on or before the Closing Date; or (2) are required to be filed (taking into account extensions) after the Closing Date and (a) are Consolidated Tax Returns of Parent and/or its Affiliates or (b) are required to be filed on a separate Tax Return basis for any Tax period ending on or before the Closing Date.

(ii)         PE Joint Venture Fiscal Period. Sellers shall use reasonable best efforts to obtain the concurrence of the Canada Revenue Agency and the other partner in the PE Joint Venture to change the end of the fiscal period of the PE Joint Venture that would otherwise include the Closing Date to the time that is immediately before the time that is immediately before the Effective Time, and if so obtained shall cause such fiscal period of the PE Joint Venture to be so changed. If the concurrence of the Canada Revenue Agency is not so obtained at least ten (10) Business Days prior to the Closing Date, Sellers shall use reasonable best efforts to cause the PE Joint Venture Agreement to be amended such that (i) income or loss of the PE Joint Venture for the period ending on or prior to the Closing shall be allocated solely among the Persons who are members of the PE Joint Venture during such period; and (ii) income or loss of the PE Joint Venture for the period beginning after the Closing shall be allocated solely among the Persons who are members of the PE Joint Venture during such period.

(iii)        Buyer Tax Returns. Except as provided in Section 7.6(a)(i), Buyer shall prepare and file or cause to be prepared and filed all Tax Returns required of the Analytical Technologies Companies and the Joint Ventures, or in respect of their assets or activities and all Tax Returns required to be filed after the Closing Date with respect to the Purchased Assets. With respect to any Tax Return required to be filed by Buyer for a taxable period that includes (but does not end on) the Closing Date (a "Straddle Period"), Buyer shall prepare such return consistent with Parent's past practices except as required by applicable Law and deliver to Parent for Parent's approval (which shall not be unreasonably withheld, conditioned or delayed), at least forty-five (45) Business Days prior to the due date for the filing of such Tax Return (taking into account extensions), a copy of such Tax Return (with copies of any relevant schedules, work papers and other documentation then available). Parent shall have the option of providing to Buyer, at any time at least fifteen (15) Business Days prior to the due date, written instructions as to how Parent wants any, or all, of the items for which the Sellers are responsible under Section 7.6(k)(i) reflected on such Tax Return. Buyer shall, in preparing such Tax Return, cause the items for which Parent may be liable hereunder to be reflected in accordance with Parent's reasonable written instructions (to the extent such instructions are reasonably consistent with applicable provisions of Tax Law) and to the extent such instructions do not result in a material increase in Tax liability for any Analytical Technologies Company, the PE Joint Venture, any Buyer or any of their Subsidiaries or Affiliates in any taxable period ending after the Closing Date.

(iv)        Amended Returns and Refund Claims. Without the review and consent of Parent, which consent may not be unreasonably, withheld, delayed or conditioned, neither Buyer nor any of its Affiliates shall file or make a formal or informal claim for refund or file any amended Tax Returns for any periods for or in respect of the Analytical Technologies Companies or the Joint Ventures, or with respect to the Purchased Assets, with respect to which Buyer is not obligated to prepare or cause to be prepared the Tax Return pursuant to this Section 7.6(a) or with respect to any Straddle Period. If Parent determines that any of the Analytical Technologies Companies or the Joint Ventures, or Buyer or its Affiliates with respect to the Purchased Assets, is entitled to file or make a formal or informal claim for refund or file an amended Tax Return providing for a refund with respect to a period for which it is obligated to prepare or cause to be prepared the Tax Return pursuant to Section 7.6(a)(i), Parent shall be entitled, at its own expense, to file or make such claim or file an amended Tax Return on behalf of the Analytical Technologies Companies or the Joint Ventures or with respect to the Purchased Assets unless such action would have an adverse impact on Buyer in any material respect and will be entitled to control the prosecution of such claims. In addition, if Parent determines that any of the Analytical Technologies Companies or the PE Joint Venture, or Buyer or its Affiliates with respect to the Purchased Assets, is entitled to file or make a formal or informal claim for refund or file an amended Tax Return providing for a refund with respect to Taxes for which Parent is responsible under Section 7.6(k)(i) and with respect to a Tax Return that Buyer or its Affiliates is obligated to prepare or cause to be prepared under Section 7.6(a)(iii), Parent may request that Buyer or any of its Affiliates file or make such claim or file an amended Tax Return and conduct the prosecution of such claims in good faith. Buyer shall be required to comply with Parent's request to seek a refund or file an amended Tax Return unless compliance would have an adverse impact on Buyer or any of its Affiliates in any material respect. Buyer's reasonable costs associated with external tax advisors associated with any claim for refund or amended Tax Return filed at the request of Parent shall be allocated between Buyer and Parent based upon the percentage of the refund obtained allocable to each party.

(b)         Payment of Taxes.

(i)          Subject to Section 7.6(k)(ii), Parent shall pay or cause to be paid all Taxes due with respect to the Tax Returns of the Analytical Technologies Companies, the Joint Ventures or the Purchased Assets which Parent is obligated to prepare and file or cause to be prepared and filed pursuant to Section 7.6(a)(i).

(ii)         Subject to Section 7.6(k)(i), Buyer shall pay or cause to be paid all Taxes due with respect to Tax Returns which Buyer is obligated to prepare and file or cause to be prepared and filed pursuant to Section 7.6(a)(iii).

(c)         Refunds. Parent shall be entitled to retain, or receive payment within fifteen (15) days from Buyer or its Affiliates (including the Analytical Technologies Companies and the Joint Ventures) of, any refund or credit with respect to Taxes (including refunds and credits arising by reason of amended Tax Returns filed after the Closing Date or otherwise) with respect to any Tax period or portion thereof ending on or before the Closing Date relating to the Analytical Technologies Companies, the Joint Ventures, the Purchased Assets or the Asset Sellers; provided, however, that Buyer, the Analytical Technologies Companies and the Joint Ventures shall be entitled to retain, or receive payment within fifteen (15) days from Parent of, any such refund or credit which is attributable to any Tax Period or portion thereof beginning after the Closing Date; provided, further, that Buyer shall not make any election, file any Tax Return or take any other action to carryback any item of Tax loss, deduction, credit, waiver or disclaimer or other benefit arising after the Closing Date to any Tax period prior to the Closing of any Analytical Technologies Company or Joint Venture without the consent of Parent, which consent may be withheld in the sole discretion of Parent. Parent and Buyer shall equitably apportion any refund or credit with respect to Taxes for any Straddle Period in a manner consistent with the principles set forth in Section 7.6(k)(v).

(d)         Tax Sharing Agreements. As of the Closing, all Tax sharing agreements and arrangements between (i) the Analytical Technologies Companies, on the one hand, and (ii) Parent or any of its Affiliates (other than the Analytical Technologies Companies), on the other hand, shall be terminated effective as of the close of business on the date that immediately precedes the Closing Date and shall have no further effect for any taxable year or period (whether a past, present or future year or period), and no additional payments shall be made thereunder on or after the Closing Date with respect to any period.

(e)         Tax Cooperation. Each of Parent and its Affiliates on the one hand, and Buyer and each of its Affiliates (including the Analytical Technologies Companies and the Joint Ventures) on the other hand, shall provide the other with such information and records and make such of its officers, directors, employees and agents available as may reasonably be requested by such other party in connection with the preparation of any Tax Return, claim for refund, or any audit or other proceeding that relates to the Analytical Technologies Companies, the Joint Ventures or the Purchased Assets. The requesting party shall be responsible for all costs reasonably incurred by the cooperating party in satisfying such request. If a request for information, records or access to individuals is made under this Section 7.6(e), and such information, records or access is not provided within thirty (30) Business Days, the party failing to satisfy the request shall be required to allow the Accounting Firm access to its offices or other facilities to obtain the requested information, records or access to individuals. Notwithstanding the foregoing, the cost relating to the Accounting Firm's efforts in connection with obtaining the requested information or access to individuals shall be borne by the party that failed to cooperate with the initial request. Except as expressly provided below, Buyer and its Affiliates will execute and cooperate with Parent and the Asset Sellers in the completion and filing of any Tax elections in relation to the acquisition of the Purchased Assets, as may be reasonably requested by Parent, and Parent, acting reasonably in accordance with applicable Tax Laws, shall determine the elected amounts in any such Tax elections if making such election, and using such elected amounts does not have a material adverse impact on the Designated Buyer or its Affiliates.

(f)         In accordance with the requirements of the Income Tax Act (Canada), the regulations thereunder, the administrative practice and policy of the Canada Revenue Agency and any applicable equivalent or corresponding provincial or territorial legislative, regulatory and administrative requirements, with respect to each purchase and sale of Purchased Assets, the applicable Asset Buyer and the applicable Asset Seller shall make and file, in a timely manner,

(i)          if applicable, a joint election(s) to have the rules in section 22 of the Income Tax Act (Canada), and any equivalent or corresponding provision under applicable provincial or territorial tax legislation, apply in respect of the accounts receivable that are the subject of such election, and shall designate therein that portion of the Purchase Price allocated to the accounts receivable that are the subject of such election in accordance with the procedures set out in Section 3.4 of this Agreement as the consideration paid by the applicable Asset Buyer to the applicable Asset Seller;

(ii)         if applicable, a joint election(s) to have the rules in subsection 20(24) of the Income Tax Act (Canada), and any equivalent or corresponding provision under applicable provincial or territorial tax legislation, apply to the obligations of the applicable Asset Seller in respect of undertakings which arise from the operation of the Analytical Technologies Business and to which paragraph 12(1)(a) of the Income Tax Act (Canada) applies. The applicable Asset Buyer and the applicable Asset Seller acknowledge that such Asset Seller is transferring assets to such Asset Buyer which have a value equal to the elected amount as consideration for the assumption by such Asset Buyer of such obligations of such Asset Seller; and

(g)         At the Asset Buyer's sole option, the applicable Asset Buyer and the applicable Asset Seller shall make and file, in a timely manner, a joint election, in the prescribed form and containing the prescribed information, to have subsection 167(1.1) of the Excise Tax Act (Canada) (and any corresponding provisions of applicable provincial Law) apply to the sale and purchase of the Purchased Assets conveyed by such Asset Seller hereunder so that no tax is payable in respect of such sale and purchase under Part IX of the Excise Tax Act (Canada). Each Asset Buyer represents that it is duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tad and harmonized sales tax and is duly registered under Division I of Chapter VIII of Title I of the Quebec Sales Tax Act with respect to the Quebec sales tax.

Each applicable Asset Buyer and each applicable Asset Seller shall prepare and file their respective Tax Returns in a manner consistent with the aforesaid elections. If a Party fails to file its Tax Returns in such manner, it shall indemnify and save harmless the other Party in respect of any resulting Taxes, legal and /or accounting expenses paid or incurred by the other Party.

(h)         No Section 338(g) Election. Neither Buyer nor any of its Affiliates shall make any election under Section 338(g) of the Code (or any analogous provision of state, local or non-United States Tax Law) with respect to the purchase of the stock of MDS Analytical Technologies (U.S.) Inc. or any of its Subsidiaries without the prior written consent of Parent, which consent may be withheld in the sole discretion of Parent.

(i)          Transfer Taxes. Other than VAT, Buyer and the relevant Designated Buyers, on the one hand, and Sellers, on the other hand, shall be liable for and will pay, or will cause to be paid, 50% each of any and all Transfer Taxes payable under any applicable Law on or with respect to the direct or indirect sale and purchase of the Purchased Assets, the Analytical Technologies Companies Stock, and the Joint Venture Interests. Buyer (or the relevant Designated Buyers) and Sellers shall cooperate in good faith to prepare and file, or cause to be prepared and filed, any affidavits or Tax Returns required in connection with the foregoing at each of their own cost and expense.

(j)          VAT.

(i)          Subject to Section 7.6(j)(ii) and except as otherwise provided in the Local Purchase Agreements, any VAT payable with respect to the transaction contemplated by any Local Purchase Agreement shall, as between Seller and Buyer, be payable by Buyer in addition to the purchase price stated in such agreement and Buyer shall, immediately upon written demand being made by Seller (such demand being accompanied by a valid VAT tax invoice issued by Seller to Buyer and reasonable evidence of Seller's liability to account for such VAT), pay to Seller the amount of VAT payable in respect of that transaction. If the relevant Taxing Authorities subsequently determine that a supply should have been exempt, subject to a reduced rate of VAT or zero-rated for VAT purposes, either as the supply of a going concern or otherwise, Seller shall repay to Buyer the amount of any VAT previously paid by Buyer to the extent that Seller has actually received a refund from the relevant Taxing Authority.

(ii)         If the parties to any Local Purchase Agreements agree that the transaction evidenced by such agreement meets the requirements for VAT exemption or zero-rating for VAT purposes as the supply of a going concern, then the provisions of Section 7.6(j)(i) shall not apply and instead the Seller and Buyer agree that (i) such agreement evidences the supply of a going concern by Seller for VAT purposes and (ii) the transaction evidenced by such agreement is exempt or zero-rated (as applicable) for VAT purposes. If it later is ascertained or determined that the transaction is subject to VAT, the VAT will, as between Seller and Buyer, be payable by Buyer in addition to the purchase price stated in such Local Purchase Agreement and Buyer shall, immediately upon written demand made by Seller (such demand being accompanied by a valid VAT tax invoice issued by Seller to Buyer and reasonable evidence of Seller's liability to account for such VAT), pay to Seller the amount of VAT payable in respect of that transaction.

(k)         Tax Indemnification.

(i)          Sellers' Liability.

(1)         Except as provided in Section 7.6(k)(i)(2), Sellers shall, jointly and severally, without duplication, indemnify, defend and hold Buyer and its Affiliates harmless from and against (A) except with respect to Transfer Taxes, all Taxes (other than Taxes included as a Liability that was fully taken into account in determining the Final Adjustment Amounts) of the Analytical Technologies Companies and the Joint Ventures relating to Tax periods or portions thereof ending on or prior to the Closing, including the portion of any Straddle Period deemed to end at the Closing as determined under Section 7.6(k)(v); (B) all Damages arising or resulting from any breach of Sellers' covenants in this Section 7.6 relating to Taxes; (C) any and all Income Taxes (other than Taxes included as a Liability that was fully taken into account in determining the Final Adjustment Amounts) of any member of an affiliated, consolidated, combined, or unitary group of which any Acquired Entity (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Reg. §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation; (D) any and all Income Taxes (other than Taxes included as a Liability that was fully taken into account in determining the Final Adjustment Amounts) of any person (other than the Acquired Entities) imposed on the Acquired Entities as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing; (E) notwithstanding Section 7.6(k)(ii), all Taxes of the Acquired Entities relating to Tax periods and portions thereof ending after the Closing that arise as a result of any intercompany transaction entered into prior to the Closing; and (F) to the extent provided for in Section 7.6(i), Section 7.6(j) and Section 7.4(c), Transfer Taxes; and notwithstanding anything to the contrary contained in this Agreement, Parent shall only be required to indemnify, defend and hold harmless Buyer and its Affiliates under this Section 7.6(k)(i)(1) for fifty percent (50%) of any Taxes or Damages of the Joint Ventures imposed at the Joint Venture level.

(2)     Sellers shall not indemnify, defend or hold harmless Buyer or any of its Affiliates from any Taxes or Damages (including any breach of the representations and warranties contained in Section 5.10) arising from any liability for Taxes (A) to the extent that any net operating or capital loss carryforwards or other Tax attributes of the Analytical Technologies Companies, their Subsidiaries or the Joint Ventures from a pre-Closing tax period directly reduce the liability for such Taxes, or (B) that is incurred by Buyer or an Affiliate of Buyer from the receipt of any indemnity payment under this Section 7.6(k). Furthermore, notwithstanding anything to the contrary contained in this Agreement, Sellers' obligation to indemnify, defend and hold harmless Buyer and its Affiliates as set forth in Section 7.6(k)(i) shall terminate effective sixty (60) days after the expiration of the applicable statute of limitations (including extensions) in respect of such Taxes.

(ii)   Buyer's Liability. Buyer shall, and shall cause the Analytical Technologies Companies, their Subsidiaries and the PE Joint Venture to, indemnify, defend and hold Parent and its Affiliates harmless from and against: (A) Taxes of the Analytical Technologies Companies, their Subsidiaries and the Joint Ventures and Taxes relating to the Purchased Assets relating to Tax periods or portions thereof beginning on or after the Closing, including the portion of any Straddle Period deemed to begin after the Closing as determined under Section 7.6(k)(v); (B) any Damages arising from any breach of Buyer's covenants in this Section 7.6 relating to Taxes; (C) to the extent provided for in Section 7.6(i) and Section 7.6(j) and subject to Section 7.4(c), Transfer Taxes; and (D) any Taxes included as a Liability that was fully taken into account in determining the Final Adjustment Amount. Notwithstanding anything to the contrary contained in this Agreement, Buyer's obligation to indemnify, defend and hold harmless Parent and its Affiliates under this Section 7.6(k)(ii) shall terminate effective ninety (90) days after the expiration of the applicable statute of limitations (including extensions) in respect of such Taxes.

(iii)  Any indemnity payment required to be made pursuant to this Section 7.6(k)shall be made within thirty (30) days after the indemnified party makes written demand upon the indemnifying party, but in each case at least five (5) Business Days prior to the date on which the relevant Taxes are required to be paid to the relevant Taxing Authority (including estimated Tax payments).

(iv)  Any indemnity payment made pursuant to this Section 7.6(k) shall be treated as an adjustment to the Final Purchase Price for Tax purposes to the maximum extent permissible under applicable Tax Law. If any indemnity payment pursuant to this Section 7.6(k) is deemed by the Excise Tax Act (Canada) to include goods and services tax or harmonized sales tax, or is deemed by any applicable provincial or territorial legislation to include a similar value added or multi-stage tax, the amount of such payment shall be increased by an amount equal to the applicable rates of Tax.

(v)   In the case of any Straddle Period, (i) Taxes imposed on a periodic basis (e.g., property Taxes) of or relating to the Analytical Technologies Companies, the Joint Ventures or the Purchased Assets shall be allocated between the portion of the Straddle Period deemed to end on and include the Closing Date and the portion of the Straddle Period deemed to begin after the Closing Date based upon the ratio of the number of days in each period and the number of days in the entire Straddle Period; and (ii) all other Taxes of or relating to the Analytical Technologies Companies, the Joint Ventures or the Purchased Assets shall be allocated between the portion of the Straddle Period deemed to end on and include the Closing Date and the portion of the Straddle Period deemed to begin after the Closing Date based upon a hypothetical closing of the books at the Effective Time.

(vi)  Nothing in this Agreement shall be construed as an indemnity or a guarantee of the availability, existence or amount of any loss, credit, carryforward, basis or other tax item or attribute, whether past, present or future, of the Analytical Technologies Companies or the Joint Ventures or with respect to the Purchased Assets.

(l)         Tax Contests.

(i)    If a claim is made by any Taxing Authority (a "Tax Claim") which, if successful, might result in an indemnity payment to Parent or Buyer or any of their Affiliates pursuant to Section 7.6(k), the indemnified party shall notify the indemnifying party of such claim no later than ten (10) Business Days after such Tax Claim is made; provided, however, that the failure to provide timely notice shall release the indemnifying party from any indemnification obligation hereunder with respect to such Tax Claim only to the extent of the actual prejudice caused by the delay. Notwithstanding anything to the contrary contained in this Agreement, this Section 7.6(l) and not Section 10.4 and Section 10.5 shall govern any Tax Claim relating to a breach of representations and warranties contained in Section 5.10.

(1)     With respect to any Tax Claim relating to a Tax Return prepared and filed by Parent (including any Consolidated Tax Return), Parent shall control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its commercially reasonable discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in its commercially reasonable discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner. Buyer shall be entitled to be informed of (i) such Tax Claim within a reasonable time after such Tax Claim is asserted and (ii) the significant developments with respect to such Tax Claim at any administrative meeting, conference, hearing or other proceeding.

(2)     Parent and Buyer shall jointly control and participate in all proceedings in connection with any Tax Claim relating to Taxes for any Straddle Period and costs incurred by Parent and Buyer in connection with such proceedings shall be borne by Parent and Buyer in proportion to their liability for the Taxes asserted in the Tax Claim. Neither Parent nor Buyer shall settle or compromise any such Tax Claim without the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed.

(3)     Except as otherwise provided in Section 7.6(l)(i)(1) and Section 7.6(l)(i)(2), Buyer shall control all proceedings with respect to Taxes for any taxable period beginning after the Closing Date.

(ii)   Buyer and each of their respective Affiliates (including the Analytical Technologies Companies and the Joint Ventures) on the one hand, and Parent and its Affiliates, on the other hand, shall cooperate in contesting any Tax Claim, which cooperation shall include the retention and (upon request) the provision to the requesting party of records and information which are reasonably relevant to such Tax Claim, making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim. Buyer shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 7.6.

(m)       Section 754 Election. Parent and its Affiliates shall cooperate in making a Section 754 election for United States federal income tax purposes with respect to the PE Joint Venture, including filing the appropriate United States tax returns.

(n)        Pioneer Certificate. After the Closing, Buyer shall cause the Designated Buyer that is the purchaser of MDS Singapore's manufacturing operations (or any transferee or acquirer of such manufacturing operations) to comply in all material respects with the Pioneer Certificate Conditions through July 1, 2012.

Section 7.7         Non-Solicitation.

(a)        For a period of three (3) years from and after the Closing Date, Sellers shall not, and shall cause their Subsidiaries and Affiliates not to, without the express written consent of Buyer, directly or indirectly, (x) solicit any Designated Employees to leave the employment of Buyer or any of its Affiliates for employment with any Seller or any of Sellers' Subsidiaries or Affiliates, or violate the terms of their employment contracts, or any employment arrangements, with Buyer or any such Affiliate, or (y) within six (6) months of the later of the Closing Date and the date on which a Business Employee is no longer employed by Buyer or its Affiliates, hire, employ or extend an offer to hire such Business Employee; provided, however, that nothing in this Section 7.7(a) shall restrict or preclude Sellers or any of their Subsidiaries or Affiliates from making generalized searches for employees by the use of advertisements in the media (including trade media) or by engaging search firms that are not instructed to solicit the employees employed by the Analytical Technologies Business to engage in searches. Without limiting the foregoing, Sellers and their Representatives shall not provide Lumira Capital and its Affiliates with any information to permit them, or otherwise encourage or assist them , to solicit any Affected Employees to leave the employment of Buyer or any of its Affiliates.

(b)        For a period of three (3) years from and after the Closing Date, Buyer shall not, and shall cause its Subsidiaries not to, without the express written consent of Parent, directly or indirectly, solicit any management level employees of Parent or any Retained Subsidiary who are so employed as of the Closing Date, in each case, to (x) leave the employment of Parent or such Retained Subsidiary, or (y) violate the terms of their employment contracts, or any employment arrangements, with Parent or such Retained Subsidiary, in all such cases in order to become an employee of Buyer or its Subsidiaries for purposes of being employed in the Analytical Technologies Business; provided, however, that nothing in this Section 7.7(b) shall restrict or preclude Buyer or any of its Subsidiaries from (A) making generalized searches for and hiring employees by the use of advertisements in the media (including trade media) or by engaging search firms that are not instructed to solicit such employees to engage in searches, (B) soliciting, hiring or extending an offer to hire, directly or indirectly, any Designated Employee who did not become an Affected Employee at Closing, or (C) soliciting, hiring or extending an offer to hire, directly or indirectly, any employee of Parent or any Retained Subsidiary to provide services to businesses of Buyer or any of its Subsidiaries or Affiliates other than the Analytical Technologies Business. Notwithstanding the foregoing, after the Closing, upon Buyer's request, Sellers shall cooperate with Buyer and its Subsidiaries in good faith to facilitate the employment by Buyer or one of its Subsidiaries of any person who should have been a Direct Employee and who did not become an Affected Employee at Closing for any reason whatsoever.

Section 7.8         Ancillary Agreements. On or prior to the Closing (but subject to the Closing being consummated), (i) Buyer and any Designated Buyer shall, and shall cause their respective Affiliates to, execute and deliver to Parent copies of the Ancillary Agreements to which such Person is a party and (ii) Sellers shall, and shall cause their Affiliates to, execute and deliver to Buyer copies of the Ancillary Agreements to which such Person is a party.

Section 7.9         Intercompany Accounts and Arrangements.

(a)        Except for the Ancillary Agreements and the agreements set forth on Section 7.9(a) of the Sellers' Disclosure Schedule, all Affiliated Transactions shall be terminated and of no further force and effect after the Closing. Prior to the Closing, Sellers shall cash settle (whether in the ordinary course of business or, in Parent's discretion, by way of capital contribution, dividend or otherwise) at or prior to the Closing, all intercompany receivables or payables and loans existing and outstanding at any time prior to the Closing between Parent or any of the Retained Subsidiaries, on the one hand, and the Analytical Technologies Business, the Analytical Technologies Companies or the Joint Ventures, on the other hand (collectively, "Intercompany Transactions"). Notwithstanding the foregoing, payables and loans owed to Parent or any of the Retained Subsidiaries which are Intercompany Transactions incurred in the ordinary course of business consistent with past practice with an aggregate balance not to exceed $3,000,000 (the "Capped Payables") may remain outstanding as of Closing and will be cash settled following the Closing by the relevant Designated Buyer in the ordinary course of business consistent with past practice, and receivables owed by Parent or any of the Retained Subsidiaries which are Intercompany Transactions incurred in the ordinary course of business consistent with past practice with an aggregate balance not to exceed $3,000,000 (the "Capped Receivables") may remain outstanding as of Closing and will be cash settled by Parent or the relevant Subsidiary in the ordinary course of business consistent with past practice. The actual amount as of Closing of Capped Payables minus Capped Receivables is referred to as the "Net Closing Intercompany Balance".

(b)        From the date of this Agreement until the Closing Date, (x) the Analytical Technologies Companies and the AB Joint Venture shall be permitted to distribute or transfer any Cash Equivalents residing at any Analytical Technologies Company or the AB Joint Venture (to the extent of Parent's pro rata share of the Cash Equivalents residing at the AB Joint Venture based on Parent's percentage ownership as of immediately prior to the Effective Time) to Parent or one of the Retained Subsidiaries, and (y) the PE Joint Venture shall be permitted to distribute Cash Equivalents in the ordinary course of business and in accordance with the PE Joint Venture Agreement.

Section 7.10       Use of Retained Names.

(a)        Within one hundred and eighty (180) days after the Closing Date, Buyer shall, and shall cause each of the Analytical Technologies Companies and their Subsidiaries to, to the extent applicable, change such Analytical Technologies Company's or such Subsidiary's corporate name to a name that does not include the Retained Names, and cause the certificate of incorporation (or equivalent organizational document), as applicable, to be amended to remove any reference to the Retained Names. Within sixty (60) days after the Closing, Buyer shall, and shall cause the Analytical Technologies Companies (and any Buyer Affiliate possessing, using or licensing Analytical Technologies Assets) to cease to (i) hold themselves out as having any affiliation with Parent or any of its Affiliates and (ii) create new marketing materials using the Retained Names, including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems. Subject to the foregoing, Buyer shall have a world-wide, non-exclusive, fully paid-up and royalty free right to continue to use the Retained Names (including in order to exhaust any existing stock of marketing materials) for a period of nine (9) months following the Closing. Any use by Buyer, the Analytical Technologies Companies or any of their Subsidiaries or any Buyer Affiliate of any of the Retained Names as permitted in this Section 7.10(a) is subject to their use in the form and manner, and with standards of quality (including as to the quality of items on which the Retained Names appear), at least as high as those in effect for the Retained Names as of the Closing Date. Buyer, the Analytical Technologies Companies, and their Subsidiaries and any Buyer Affiliate shall not use the Retained Names in a manner that would reasonably be expected to injure the goodwill associated with such Retained Names or Parent or its Affiliates. If Buyer, the Analytical Technologies Companies, or their Subsidiaries or any Buyer Affiliate fail to comply in any material respect with the foregoing terms and conditions or otherwise fail to comply in any material respect with any reasonable direction of Parent in relation to the use of the Retained Names, in each case in any material respect, Parent shall have the right to provide Buyer written notice of its intent to terminate the foregoing license. If such failure remains uncured within thirty (30) business days of the receipt of such notice, Parent may terminate the foregoing license effective upon written notice of termination to Buyer.

(b)        Sellers shall be permitted to continue to use the Trademarks that constitute Analytical Technologies Intellectual Property (the "Purchased Names") for a period of sixty (60) days immediately following the Closing Date (subject to Section 7.3(h)) (the "Purchased Names Use Term"). After the expiration of the Purchased Names Use Term, Sellers shall, and shall cause their Subsidiaries and Affiliates to cease to (i) make any use of any names or marks that comprise or include the Purchased Names or any portion or derivative thereof, and (ii) hold themselves out as having any affiliation with Buyer, any Analytical Technologies Company, either Joint Venture, or any of their respective Affiliates. After the expiration of the Purchased Names Use Term (subject to Section 7.3(h)), Sellers shall and shall cause each of their Subsidiaries and Affiliates to remove, strike over or otherwise obliterate all of the Purchased Names and any portion or derivative thereof from all assets and other materials owned, used or held for use by Sellers or any of their Subsidiaries or Affiliates, including, any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems. Any use by any Seller or any of Sellers' Affiliates or Subsidiaries of any of the Purchased Names as permitted in this Section 7.10(b) is subject to their use in the form and manner, and with standards of quality (including as to the quality of items on which the Purchased Names appear), at least as high as those in effect for the Purchased Names as of the Closing Date. Sellers, their Subsidiaries and Affiliates shall not use the Purchased Names in a manner that would reasonably be expected to injure the goodwill associated with such Purchased Names or Buyer or its Affiliates. If any Seller or any of Sellers' Subsidiaries or Affiliates fail to comply in any material respect with the foregoing terms and conditions or otherwise fail to comply in any material respect with any reasonable direction of Buyer in relation to the use of the Purchased Names, Buyer shall have the right to provide Parent written notice of its intent to terminate the foregoing license. If such failure remains uncured within ten (10) Business Days of the receipt of such notice, Buyer may terminate the foregoing license effective upon written notice of termination to Parent. Notwithstanding the foregoing, to the extent that on or after Closing, the Sellers or any of Sellers' Subsidiaries or Affiliates, owns any right, title or interest in or to any Trademarks that include the word "Sciex," or the word "AT" or the words "Analytical Technologies," including any registrations or applications for registrations thereof in any jurisdiction (collectively, the "MDS-Sciex Trademarks") or domain names that include any of the foregoing words, the Sellers shall, or shall cause their Subsidiaries and Affiliates to, immediately after the Closing cease all use of such MDS-Sciex Trademarks and domain names, and as soon as practicable after the Closing (but in no event more than sixty (60) days thereafter), abandon all rights in and to such MDS-Sciex Trademarks, including abandoning any such registrations and applications for registrations. As soon as practicable after the Closing (but in no event more than sixty (60) days thereafter), the Sellers shall, or shall cause their Subsidiaries and Affiliates to, submit to the applicable Governmental Authorities any necessary filings to abandon all its and their rights, registrations and applications for registrations for any and all MDS-Sciex Trademarks.

Section 7.11       Access to Records and Information.

(a)        Subject to Section 7.13 and Section 10.5(c), each party (or its successors or assigns) shall retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Analytical Technologies Business and the Purchased Assets in their possession or the possession of the Analytical Technologies Companies (the "Books and Records") for at least five (5) years following the Closing Date or for such longer period as may be required by Law or any applicable court order. Notwithstanding anything to the contrary contained in this Agreement, Sellers and Buyer (or their respective successors or assigns) will retain all Tax Returns, schedules and work papers and all material records or other documents or electronic data in its possession (or in the possession of their respective Affiliates) relating to Tax matters relevant to the Analytical Technologies Companies, the Joint Ventures and the Purchased Assets for taxable periods ending on or before the Closing Date and Straddle Periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, taking into account all extensions thereof, or (ii) five (5) years following the due date for such Tax Returns. After such time, before either party disposes of or destroys any such documents in its possession (or in the possession of its respective Affiliates), such party shall notify the other party in writing and give the other party thirty (30) days following the receipt of such notice to remove and retain all or any part of such documents as the other party may select (at such other party's sole expense).

(b)        Following the Closing and subject to applicable Law and bona fide concerns regarding attorney-client privilege, the parties will allow each other (and their respective advisors and representatives) reasonable access to such Books and Records, and to personnel having knowledge of the whereabouts and/or contents of such Books and Records, for legitimate and specified business reasons, such as the preparation of Tax Returns or the defense of litigation, in each case to the extent relating solely to the Analytical Technologies Business prior to the Closing Date. Each party shall be entitled to recover from the other its reasonable out-of-pocket costs (including copying costs) incurred in providing such Books and Records and/or personnel to the other party. The requesting party will hold in confidence all confidential information identified as such by, and obtained from, the disclosing party, any of its officers, agents, representatives or employees.

Section 7.12       Publicity; Public Announcements. Each of the parties to this Agreement hereby agrees with the other party hereto that no press release or similar public announcement or communication shall, if prior to the Closing, be made or be caused to be made concerning the execution or performance of this Agreement unless the other party shall have provided its prior written consent, not to be unreasonably withheld or delayed. Notwithstanding the foregoing, either party may make or cause to be made any press release or similar public announcement or communication as may be required to comply with the requirements of any applicable Law or the rules and regulations of each stock exchange upon which the securities of one of the parties is listed; provided that to the extent in the good faith judgment of such party it is reasonably practicable to do so, such party shall (x) provide the other party with an opportunity to review such party's intended communication and (y) consider in good faith modifications to the intended communication that are requested by the other party. The parties agree that the initial press release to be issued with respect to this Agreement and the transactions contemplated by this Agreement shall be a joint press release in the form heretofore agreed to by the parties.

Section 7.13       Pending Litigation; Litigation Support.

(a)        Following the Closing Date, (i) Buyer shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all then pending Actions and Investigations relating to or arising in connection with the Analytical Technologies Business, the Analytical Technologies Assets or the Assumed Liabilities, including Actions and Investigations with respect to the matters set forth in Section 7.13(a)(i) of the Sellers' Disclosure Schedule, excluding Parent Actions (each, an "Analytical Technologies Action"), and may settle or compromise, or consent to the entry of any judgment with respect to any such Analytical Technologies Action without the consent of Parent, and (ii) Parent shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all then pending Actions and Investigations relating to or arising in connection with the Excluded Businesses, the Excluded Assets or the Retained Liabilities, including Actions and Investigations with respect to the matters set forth in Section 7.13(a)(ii) of the Sellers' Disclosure Schedule and all such Actions and Investigations relating to Taxes (each, a "Parent Action"), and may settle or compromise, or consent to the entry of any judgment with respect to any such Action or Investigation without the consent of Buyer; provided that if both Parent (or a Retained Subsidiary) and Buyer (or any Analytical Technologies Company) are named as parties to any Analytical Technologies Action or Parent Action, in order to settle or compromise, or consent to the entry of any judgment with respect to, any such Action or Investigation, Sellers, any of the Retained Subsidiaries, Buyer and the Analytical Technologies Companies must comply with the provisions of Section 10.5. As soon as practicable following the Closing, Buyer shall, and shall cause its Subsidiaries to, use its reasonable best efforts to have Parent and any Seller Indemnified Parties removed as parties to any Analytical Technologies Action in which they are named parties as soon as is reasonably practicable, and Sellers shall, and shall cause the Retained Subsidiaries to, use their reasonable best efforts to have Buyer, any Analytical Technologies Company and any Buyer Indemnified Parties removed as parties to any Parent Action in which they are named parties as soon as is reasonably practicable. The provisions of Section 7.6 shall govern with respect to Tax-related matters to the extent any provision in Section 7.6 is in conflict with this Section 7.13.

(b)        From and after the Closing Date, Sellers and Buyer shall use, and shall cause their respective Subsidiaries to use, reasonable best efforts to make available to each other, upon written request, their respective officers, directors, employees and agents for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any Actions or Investigations in which the requesting party may from time to time be involved relating to the Analytical Technologies Actions or Parent Actions or the conduct of the Analytical Technologies Business or the Excluded Businesses. Access to such Persons shall be granted during normal business hours, at a location and in a manner reasonably calculated to minimize disruption to such Persons and the business of Parent or Buyer, as the case may be. Sellers, on the one hand, and Buyer, on the other hand, agree to reimburse each other for reasonable out-of-pocket expenses (other than officers' or employees' salaries) incurred by the other in connection with performing its obligations pursuant to this Section 7.13. Each of Sellers and Buyer agrees to retain all Books and Records relating to any Analytical Technologies Action or any Parent Action until such Action or Investigation is fully and finally resolved. Notwithstanding anything else to the contrary contained in this Agreement, the provisions of this Section 7.13 shall not apply to Actions brought between Sellers and their Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand.

(c)        Parent, on the one hand, and Buyer, on the other hand, shall give prompt notice to the other of any Transaction Litigation and shall keep the other informed of any material developments regarding any Transaction Litigation. Neither Parent, nor any of the other Sellers, nor any of their respective Subsidiaries, shall compromise, settle, come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation or consent to the same unless Buyer shall have consented in writing if such compromise, settlement or arrangement could reasonably be expected to have a Material Adverse Effect.

Section 7.14       Mail and Other Communication. After the Closing Date, each of Sellers, Buyer and their respective Subsidiaries may receive mail, packages, facsimiles, email and other communications properly belonging to the other (or the other's Subsidiaries). Accordingly, at all times after the Closing Date, each of Sellers and Buyer and their respective Subsidiaries authorizes Parent and its Subsidiaries, on the one hand, or Buyer and its Subsidiaries, on the other hand, as the case may be, to receive and open (acting solely as agent for the other party) all mail, packages, facsimiles, email and other communications received by it and not unambiguously intended for such other party (or its Subsidiaries) or any of such other party's (or its Subsidiaries') officers or directors, and to retain the same to the extent that they relate to the business of the receiving party or, to the extent that they do not relate to the business of the receiving party, the receiving party shall promptly deliver such mail, packages, facsimiles, email or other communications (or, in case the same relate to both businesses, copies thereof) to the other party. The provisions of this Section 7.14 are not intended to, and shall not be deemed to, constitute an authorization by any of Parent, Buyer or their respective Subsidiaries to (i) permit the other to accept service of process on its behalf and neither party is or shall be deemed to be the agent of the other for service of process purposes or (ii) waive any rights or privileges in respect of any such mail, package, facsimile, email or other communication or the information contained therein.

Section 7.15       Insurance.

(a)        Buyer acknowledges and agrees on its own behalf, and on behalf of each of its Subsidiaries, that neither Buyer nor any of its Subsidiaries or Affiliates has any rights to or under any Third Party Shared Policy, except as expressly provided in this Section 7.15 or such policies, if any, held by the Analytical Technologies Companies and solely related to the Analytical Technologies Business. Nothing in this Section 7.15 shall be deemed to constitute (or to reflect) an assignment of any rights to or under any Third Party Shared Policy.

(b)        With respect to Third Party Shared Policies relating to workers' compensation liability, automobile liability and property liability, and employment practices liability, for claims that arise out of insured events with an occurrence date prior to the Closing Date, Sellers will maintain financial responsibility for any deductibles, co-payments or self insured retentions for such claims. For the avoidance of doubt, to the extent an occurrence for which coverage is available under such Third Party Shared Policies occurs on or after the Closing Date, then no payment for any damages, costs of defense, or other sums with respect to such claim shall be available to Buyer or any of its Subsidiaries under such Third Party Shared Policies.

(c)        With respect to general and product liability for claims that arise out of insured events with an occurrence date prior to the Closing Date, Sellers and Buyers shall use reasonable best efforts (and shall equally share the cost to obtain) to obtain a reasonable "tail" policy for a period of at least five (5) years after the Closing Date covering such claims, and Buyer, Designated Buyers and their respective Affiliates shall be named insureds under such policy. For the avoidance of doubt, to the extent an occurrence for which coverage is available under such Third Party Shared Policies occurs on or after the Closing Date, then no payment for any damages, costs of defense, or other sums with respect to such claim shall be available to Buyer or any of its Subsidiaries under such Third Party Shared Policies.

(d)        With respect to all Third Party Shared Policies, Buyer agrees and covenants (on behalf of itself and its Subsidiaries) not to make any claim or assert any right against Parent and any of the Retained Subsidiaries, or the unaffiliated third-party insurers of such Third Party Shared Policies (other than those held by the Analytical Technologies Companies), except as expressly provided under this Section 7.15.

(e)        The parties agree to use (and cause their respective Subsidiaries to use) their commercially reasonable efforts to cooperate with respect to the various insurance matters contemplated by this Section 7.15.

(f)         Nothing in this Agreement shall be deemed to restrict Buyer or Parent, or any of their respective Subsidiaries, from acquiring at its own expense any insurance Policy in respect of any Liabilities or covering any period. Except as otherwise provided in this Agreement, from and after the Closing Date, Buyer and Parent shall be responsible for obtaining and maintaining their respective insurance programs for their risk of loss and such insurance arrangements shall be separate programs apart from each other and each will be responsible for its own deductibles and retentions for such insurance programs.

Section 7.16       Worker Notification.

(a)        On or before the Closing Date, subject to applicable Law, Parent shall provide a list of the identification number and site of employment of any and all Business Employees who have experienced, or will experience, an employment loss or layoff, as defined by Worker Notification Law, within ninety (90) days prior to the Closing Date.

(b)        Parent shall indemnify and hold harmless Buyer from any Liability with respect to Business Employees arising under Worker Notification Law due solely to Sellers' actions or omissions occurring on or prior to the Closing Date.

(c)        Provided that Parent complies with Section 7.16(a), Buyer shall indemnify and hold Parent and its Affiliates harmless from any Liability arising under Worker Notification Law solely as a result of Buyer's actions or omissions occurring after the Closing Date with respect to Business Employees, when taken together with employment losses and/or layoffs affecting Business Employees occurring on or before the Closing Date to the extent disclosed to Buyer pursuant to Section 7.16(a) above.

Section 7.17       Privileged Matters.

(a)        Sellers and Buyer agree that their respective rights and obligations to maintain, preserve, assert or waive any or all privileges belonging to either corporation with respect to the Analytical Technologies Business and the Excluded Businesses, including, the attorney-client and work product privileges (collectively, "Privileges"), shall be governed by the provisions of this Section 7.17. With respect to matters relating to the Excluded Businesses, the Excluded Assets, the Retained Liabilities or to the Sale Process (to the extent not relating to Buyer), Parent shall have sole authority in perpetuity to determine whether to assert or waive any or all Privileges, and Buyer and its Affiliates (including the Analytical Technologies Companies) shall take no action without the prior written consent of Parent that could reasonably be expected, based on the advice of outside counsel, to result in any waiver of any Privilege that could be asserted by Parent under applicable Law and this Agreement. With respect to matters relating to the Analytical Technologies Business, the Purchased Assets, or the Assumed Liabilities (except as provided in the preceding sentence), after the Closing, Buyer shall have sole authority in perpetuity to determine whether to assert or waive any or all Privileges, and Parent and its Affiliates shall take no action after the Closing without the prior written consent of Buyer that could reasonably be expected, based on advice of outside counsel, to result in any waiver of any Privilege that could be asserted by Buyer under applicable Law and this Agreement. The rights and obligations created by this Section 7.17 shall apply to all information as to which Parent or the Analytical Technologies Companies would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby ("Privileged Information").

(i)    Privileged Information of Parent includes but is not limited to (A) all information regarding the Excluded Businesses and all information of Parent relating to the Sale Process, but which after the Closing is in the possession of Buyer or any of its Subsidiaries (including the Analytical Technologies Companies); and (B) all information generated, received or arising after the Closing Date that refers or relates to the foregoing Privileged Information generated, received or arising prior to the Closing Date.

(ii)   Privileged Information of Buyer includes but is not limited to (A) any and all information generated prior to the Closing regarding the Analytical Technologies Business but which after the Closing is in the possession of Parent or any of the Retained Subsidiaries (excluding information of Parent or its Subsidiaries relating to the Excluded Assets, the Retained Liabilities or the Sale Process); (B) all communications subject to a Privilege occurring prior to the Closing (excluding communications relating to the Excluded Assets, the Retained Liabilities or the Sale Process generated by Parent or its Representatives (as such term is defined in the Confidentiality Agreement)) between counsel for the Analytical Technologies Companies (including in-house counsel and former in-house counsel who are employees of Parent or the Retained Subsidiaries) and any Person who, at the time of the communication, was an employee of the Analytical Technologies Companies, regardless of whether such employee is or becomes an employee of Parent or any of the Retained Subsidiaries; and (C) all information generated, received or arising after the Closing Date that refers or relates to the foregoing Privileged Information generated, received or arising prior to the Closing Date.

(b)        Upon receipt by Parent or its Subsidiaries or Buyer or its Subsidiaries (including the Analytical Technologies Companies), as the case may be, of any subpoena, discovery or other request from any third party that actually or arguably calls for the production or disclosure of Privileged Information of the other or if Parent or its Subsidiaries or Buyer or its Subsidiaries (including the Analytical Technologies Companies), as the case may be, obtains knowledge that any current or former employee of either Parent or its Subsidiaries or Buyer or its Subsidiaries (including the other Analytical Technologies Companies), has received any subpoena, discovery or other request from any third party that actually or arguably calls for the production or disclosure of Privileged Information of the other, Parent or Buyer, as the case may be, shall promptly notify the other of the existence of the request and shall provide the other a reasonable opportunity to review the information and to assert any rights it may have under this Section 7.17 or otherwise to prevent the production or disclosure of Privileged Information. Parent or its Subsidiaries or Buyer or its Subsidiaries (including the Analytical Technologies Companies), as the case may be, will not produce or disclose to any third party any of the other's Privileged Information under this Section 7.17 unless (i) the other has provided its express written consent to such production or disclosure or (ii) a court of competent jurisdiction has entered an order not subject to interlocutory appeal or review finding that the Privileged Information is not entitled to protection from disclosure under any applicable privilege, doctrine or rule.

Section 7.18       Confidentiality.

(a)        DHR, Buyer, any Designated Buyer and their Representatives shall treat all nonpublic information obtained in connection with this Agreement and the transactions contemplated hereby as confidential in accordance with the terms of the Confidentiality Agreement. The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect as provided in Section 9.2 hereof in accordance with its terms.

(b)        During the period beginning on the Closing Date and ending on the second anniversary of the Closing Date, DHR and Buyer shall, and shall cause each of the Designated Buyers and its and their Representatives to, keep any and all non-public information of Parent and its Subsidiaries (other than any AT Confidential Information and any information relating to the Analytical Technologies Business) that it received from Parent or its Representatives before the Closing Date in connection with the transactions contemplated by this Agreement (collectively, "Parent Confidential Information") confidential, and shall not, and shall cause the Designated Buyers and its and their Representatives not to, disclose or use, directly or indirectly, any of such Seller Confidential Information, except to the extent that disclosure of Seller Confidential Information (i) is required by applicable Law, or (ii) has been consented to in writing by Parent in advance of such disclosure. The term "Seller Confidential Information" shall not include any information that Buyer can demonstrate (x) is or becomes known by the public other than as a result of a disclosure by Buyer or any of its Representatives in violation of this Section 7.18(b), (y) is or becomes available to Buyer on a non-confidential basis from a source other than Parent or its Representatives, or was in Buyer and/or its Representative's possession prior to being furnished with it by Parent and/or its Representatives, provided that the source of such information was not known by Buyer to have been bound by any non-disclosure agreement with respect to such Seller Confidential Information, or (z) is or was developed by Buyer and/or its Representatives without using any Seller Confidential Information.

(c)        Each Seller shall, and shall cause each of its Representatives to, keep any and all confidential or non-public information that it at any time had, has or may have in its possession, whether before, on or after the Closing Date, relating to the Analytical Technologies Business, the Purchased Assets, the Analytical Technologies Companies or the Joint Ventures (collectively, "AT Confidential Information") confidential, and shall not, and shall cause its Representatives not to, disclose or use, directly or indirectly, any of such Buyer Confidential Information for any purpose, except to the extent that disclosure of Buyer Confidential Information (A) is required by applicable Law, or (B) has been consented to in writing by Buyer in advance of such disclosure.

(d)        In the event that any Obligor or any of its Representatives is required by applicable Law or legal proceeding to disclose any AT Confidential Information or any Seller Confidential Information, as applicable, then such Obligor shall, and shall cause the relevant Representative to, to the extent permitted under applicable Laws, provide the Obligee in advance of any such disclosure with (i) prompt written notice of such requirement as soon as practicable, and (ii) copies of any AT Confidential Information or any Seller Confidential Information, as applicable, that the Obligor or its Representative (as applicable) intends to disclose, so that the Obligee may seek a protective order or other appropriate remedy in advance of any such disclosure. The Obligor shall, and shall cause its Representatives to, reasonably cooperate with the Obligee in seeking a protective order or other confidential treatment for the AT Confidential Information or Seller Confidential Information, as applicable. In the event that such protective order or other remedy is not obtained prior to the time disclosure is legally required, then the Obligor shall, and shall cause its Representative to, furnish only that portion of the AT Confidential Information or Seller Confidential Information, as applicable, that, in the opinion of the Obligor's outside counsel, is legally required to be disclosed (provided that Obligor has exercised, and has caused its Representatives to exercise, commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such AT Confidential Information or Seller Confidential Information, as applicable).

(e)        Each party shall be responsible for any breach of this Section 7.18 by any of its Representatives. Each party agrees to use its reasonable best efforts, at its sole cost and expense, to restrain its Representatives from prohibited or unauthorized disclosure or use of the AT Confidential Information or Seller Confidential Information, as applicable.

Section 7.19       Shared Contracts.

(a)        With respect to Shared Contractual Liabilities pursuant to, under or relating to a given Shared Contract, such Shared Contractual Liabilities shall, unless otherwise allocated pursuant to this Agreement or an Ancillary Agreement, be allocated between Parent and the Retained Subsidiaries, on the one hand, and Buyer, Designated Buyers and their Subsidiaries, on the other hand, as follows:

(i)    first, to the extent a Shared Contractual Liability is incurred exclusively in respect of a benefit received by the Analytical Technologies Business, such Liability shall be determined to be an Assumed Liability;

(ii)   second, to the extent a Shared Contractual Liability is incurred exclusively in respect of a benefit received by the Excluded Businesses, such Liability shall be determined to be a Retained Liability; and

(iii)  third, to the extent a Shared Contractual Liability or portion thereof cannot be so allocated under clause (i) or (ii) above, such Liability shall be allocated to Parent and the Retained Subsidiaries, on the one hand, and to Designated Buyers and their Subsidiaries, on the other hand, as the case may be, based on the relative proportions of total benefit received (over the term of the Shared Contract, measured from the Closing Date up to the date of the allocation) by Parent and the Retained Subsidiaries, on the one hand, or Designated Buyers and their Subsidiaries, on the other hand, under the relevant Shared Contract. Notwithstanding the foregoing, Sellers, on the one hand, and Buyer, on the other hand, each shall be responsible for any or all Liabilities arising out of or resulting from their (or their respective Subsidiaries') breach of the relevant Shared Contract to which this Section 7.19 otherwise pertains, it being understood that Sellers shall be responsible for all such breaches prior to Closing.

(b)        If Sellers or any Retained Subsidiary, on the one hand, or any Designated Buyers or any of their respective Subsidiaries, on the other hand, receives any benefit or payment under any Shared Contract which was intended for the other party, Sellers and Buyer will use their respective reasonable commercial efforts to, and to cause their respective Subsidiaries to, deliver, transfer or otherwise afford such benefit or payment to the other party.

(c)        A complete and accurate list of Shared Contracts that directly benefit the Analytical Technology Business prior to Closing, but which will not continue to directly benefit the Analytical Technology Business at or after Closing is set forth on Section 7.19(c)(i) of the Sellers' Disclosure Schedule. A complete list of Shared Contracts that directly benefit the Analytical Technology Business and which will continue to directly benefit the Analytical Technology Business at or after Closing (which excludes Shared Contracts provided under the Transition Services Agreement) is set forth on Section 7.19(c)(ii) of the Sellers' Disclosure Schedule. Notwithstanding anything to the contrary herein, the parties agree that the Shared Contracts, a complete list of which is set forth on Section 7.19(c)(i) and Section 7.19(c)(ii) of the Sellers' Disclosure Schedule, shall not be deemed to be Analytical Technologies Assets hereunder. From and after the Closing and until the expiration (including the expiration of the maximum time permitted under the applicable Contract for splitting) or splitting of the relevant Shared Contract and/or the Designated Buyer obtaining the relevant benefit, service or right from another source, Sellers shall, and shall cause their Affiliates to, make available to the relevant Designated Buyer for use in the conduct of the Analytical Technologies Business such benefits, services and rights (subject to the recipient being responsible for the corresponding Shared Contractual Liability) under each Shared Contract set forth on Section 7.19(c)(ii) of the Sellers' Disclosure Schedule as were provided to the Analytical Technologies Business in the manner in which it was conducted on the date hereof and as of Closing. Without limiting the foregoing, the parties have determined that it is advisable that certain Shared Contracts, which are identified on Section 7.19(c)(iii) of the Sellers' Disclosure Schedule, be separated into separate Contracts between the appropriate third party and either the Excluded Businesses or the Analytical Technologies Business, and that to the extent provided on Section 7.19(c)(iii) of the Sellers' Disclosure Schedule, the Sellers and Buyer shall share the Shared Contractual Liabilities as set forth on such schedule. The parties agree to cooperate in good faith and provide reasonable assistance to each other prior to Closing (with no obligation on the part of either party to pay any costs or fees or commence any litigation or other proceeding with respect to such assistance) in seeking to effect the separation of such Shared Contracts.

(d)        As used in this Section 7.19, Buyer's Subsidiaries shall, after the Closing, include the Analytical Technologies Companies.

Section 7.20       Resignations. Sellers shall use reasonable best efforts to obtain the written resignations of each director or manager, as applicable, and officer of the Analytical Technologies Companies or Joint Ventures who are not Affected Employees effective as of the Closing Date.

Section 7.21       Union or Works Council Cooperation. Buyer and Sellers shall, to the extent necessary or reasonably advisable, assist and reasonably cooperate with each other in connection with: (a) furnishing to any Unions any information that may reasonably be required to be provided in connection with the transactions contemplated by this Agreement; (b) obtaining consents or opinions from any Unions that may be required to be obtained in connection with the transactions contemplated by this Agreement; and (c) subject to Section 7.5, undertaking any other actions that may be required to complete or effectuate the employment transfers and related matters contemplated by this Agreement; provided, however, Buyer shall not be required to pay or incur any direct or indirect costs nor shall Buyer be required to make any concessions in performing its obligations pursuant to this Section 7.21; provided, further, that in no event shall Sellers make any concession to the Unions that would result in any post-Closing Liability for Buyer and/or its Affiliates without the prior written consent of Buyer. The Sellers and Buyer shall comply in all material respects with all requirements under applicable Laws with respect to notification and consultation with Unions in connection with the transactions contemplated by this Agreement and the Local Purchase Agreements.

Section 7.22       Bulk Transfer Laws. Buyer hereby waives compliance by Asset Sellers with the provisions of any so-called "bulk transfer law" or "bulk sales law" of any jurisdiction in connection with the sale of the Purchased Assets to Buyer, provided that such waiver shall not have any impact on Sellers' indemnification obligations under Section 10.2(a)(ix).

Section 7.23       Non-Competition.

(a)        Subject to the provisions of this Section 7.23, without the express written consent of Buyer, no Seller or any of Sellers' Subsidiaries or Affiliates, nor any of their respective successors or assigns (except as expressly contemplated by Section 7.23(b)), shall, at any time during the three (3) year period (the "Restricted Period") immediately following the Closing Date, directly or indirectly, for any Seller or any of Sellers' Subsidiaries or Affiliates or on behalf of or in conjunction with any other Person, (i) own, manage, control or participate in the ownership, management or control of any business, or engage in developing, selling, manufacturing, distributing or marketing any product or service, that would be in direct competition with the Analytical Technologies Business as it is currently conducted or as it is planned to be conducted based on existing Books and Records of the Analytical Technologies Business, whether as an employer, proprietor, partner, stockholder, trustee, beneficiary, owner, joint venturer, investor, independent contractor, employee, consultant, agent, lender, adviser or sales representative, or (ii) take any action that is designed, intended or reasonably likely to have the effect of discouraging any customer, supplier, vendor, licensor, lessor, agent, employee, consultant and other Person under contract or otherwise associated or doing business with the Analytical Technologies Business from maintaining the same business relationships with Buyer and its Subsidiaries and Affiliates (including the Analytical Technologies Companies and the Joint Ventures) after the Closing as it maintained with the Analytical Technologies Business prior to the Closing; provided that the foregoing shall not (i) prohibit any Seller or a Subsidiary thereof from owning or acquiring in the ordinary course of business as a passive investment five percent (5%) or less of the outstanding equity of any publicly traded entity, (ii) preclude Sellers or their Subsidiaries from engaging and continuing to engage in the Excluded Businesses as conducted as of the date hereof or as they are planned to be conducted based on disclosures in the Form 40-F and the matters set forth on Section 7.23(a) of the Sellers’ Disclosure Schedule or (iii) restrict Lumira Capital, a venture capital firm in which Parent has an investment (provided that such investment remains passive) and a board position, from any activity, including without limitation making any investment or participating in any way with investee companies (provided that in no event shall Lumira Capital or any investee company use or have access to any confidential or proprietary information relating to the Analytical Technologies Business for use in violation of this Section 7.23 or engage in any activity that would have the effect of seeking to recapture any goodwill associated with the Analytical Technologies Business)). For the avoidance of doubt, nothing in this Agreement shall be construed to preclude Parent and its Subsidiaries from offering, to the extent not relating to the sale and service of mass spectrometers, pharmaceutical, drug discovery, and life science research services, including without limitation screening services, bioanalytical analysis services, small animal imaging services, or cellular imaging services.

(b)        Notwithstanding anything to the contrary in Section 7.23(a), Sellers and their Subsidiaries, as the case may be, shall not be deemed to have violated the restrictions contained in Section 7.23(a) in the event that a majority of the voting power of, or any material business of, any Seller (excluding the Analytical Technologies Assets) or any Subsidiary thereof, as applicable, is acquired by an unaffiliated third party that engages in, or subsequently engages in, through its Subsidiaries or Affiliates (other than Parent or any of its Subsidiaries), an activity that would otherwise be a breach of Section 7.23(a); provided, however, that each Seller and each of Sellers' Subsidiaries and Affiliates (other than the acquiring Person and its pre-existing Subsidiaries and Affiliates) shall continue to be bound by Section 7.23(a) after such acquisition; provided, further, that such third party acquirer (other than Sellers and their Subsidiaries and Affiliates other than the acquiring Person and its pre-existing Subsidiaries and Affiliates) shall not be bound by Section 7.23(a) after such acquisition, provided, further, in no event shall such third party acquiror or any of its Subsidiaries (i) use in violation of this Section 7.23 any confidential or proprietary information relating to the Analytical Technologies Business or (ii) engage in any activity that would have the effect of seeking to recapture any goodwill associated with the Analytical Technologies Business.

(c)        Each Seller agrees not to directly or indirectly take any actions, act in concert with any Person who takes an action, or cause or allow any of such Seller's Subsidiaries or Affiliates to take any actions (including the failure to take a reasonable action) such that the resulting effect is to materially undermine the effectiveness of, or the intended benefits to Buyer under, any of the provisions of this Section 7.23 (including adversely affecting the rights or ability of Buyer to successfully enforce this Section 7.23).

(d)        Sellers acknowledge that (i) the relevant market in which the Analytical Technologies Business competes is worldwide in scope, there exists intense worldwide competition for the products and services of the Analytical Technologies Business, and that the covenants and agreements contained in Section 7.7 and this Section 7.23 (collectively, the "Restrictive Covenants") impose a reasonable restraint in light of the activities and business of Sellers and their Subsidiaries on the date of this Agreement and the current plans of Buyer, Sellers and their respective Subsidiaries and Affiliates; (ii) it is the intention of the parties that the entire goodwill of the Analytical Technologies Business be transferred to Buyer as part of the transactions contemplated hereby (excluding the goodwill associated with the Retained Names), including but not limited to the goodwill existing between the Analytical Technologies Business (including, the Analytical Technologies Companies and the Joint Ventures), on the one hand, and its customers, suppliers, vendors, licensors, lessors, agents, employees, consultants and other persons under contract or otherwise associated or doing business with the Analytical Technologies Business, on the other hand; (iii) that Sellers and Buyer explicitly considered the value of the goodwill to be transferred and that such goodwill is valued as a component of the consideration to be paid by Buyer pursuant to the terms hereof; and (iv) that the covenants set forth in the Restrictive Covenants are a material and substantial part of the transactions contemplated hereby (supported by adequate consideration), and Buyer's failure to receive the entire goodwill contemplated hereby may have the effect of reducing the value of the Analytical Technologies Business, the Analytical Technologies Company Stock, the Joint Venture Interests and the Purchased Assets to Buyer.

(e)        Buyer and Sellers intend to and hereby confer jurisdiction to enforce the Restrictive Covenants upon the courts of any jurisdiction within the geographical scope of these Restrictive Covenants. If the courts of any one or more of such jurisdictions hold any Restrictive Covenant to be unenforceable by reason of its extending for too long a period of time or over too large a geographical area or by reason of its being too extensive in any other respect, it shall be interpreted to extend only over the longest period of time for which it may be enforceable, and/or over the largest geographical area as to which it may be enforceable and/or to the maximum extent in all other respects as to which it may be enforceable, all to the fullest extent which such courts deem reasonable and the Agreement shall thereby be reformed. If the courts of any one or more of such jurisdictions hold the Restrictive Covenants wholly unenforceable by reason of the breach of their scope or otherwise, it is the intention of Buyer and Parent that such determination not bar or in any way affect Buyer's right to relief provided in the courts of any other jurisdiction within the geographical scope of such Restrictive Covenants, with breaches of such Restrictive Covenants in such other jurisdiction being, for these purposes, severable into diverse and independent covenants.

(f)         Each party hereto acknowledges that the other party will be irreparably harmed and that there will be no adequate remedy at law for any violation by any party of any of the covenants or agreements contained in the Restrictive Covenants. It is accordingly agreed that, in addition to any other remedies which may be available upon the breach of any such covenants or agreements, each party hereto shall have the right to injunctive relief to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, the other party's covenants and agreements contained in the other party's Restrictive Covenants, in any court of competent jurisdiction over the parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

(g)        All of the Restrictive Covenants shall be construed as an agreement independent of any other provision in the Transaction Documents, and the existence of any claim or cause of action of any Seller or any of Subsidiary of any Seller against Buyer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Buyer of such covenants. The parties expressly acknowledge that the terms and conditions of Section 7.7 and this Section 7.23 are independent of the terms and conditions of any other agreements including any employment agreements entered into in connection with this Agreement. It is specifically agreed that the periods set forth in Section 7.7 and this Section 7.23 during which the Restrictive Covenants shall be effective, shall be computed by excluding from such computation any time during which the Person bound by such agreement or covenant is found by a court of competent jurisdiction to have been in violation of any Restrictive Covenant. The Restrictive Covenants shall not be affected by any breach of any other provision hereof by any party hereto.

Section 7.24       Notices of Certain Events.

(a)        From and after the date of this Agreement until the Effective Time, each of Parent and Buyer shall promptly notify the other in writing of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would or would be reasonably likely to cause any representation or warranty of Sellers or Buyer, respectively, contained herein to be untrue or inaccurate in any material respect at the Closing, that would reasonably be expected to cause any condition not to be satisfied, or which, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect or Buyer Material Adverse Effect, as applicable, at Closing (b) any event which would reasonably be expected to cause any of the conditions in ARTICLE VIII not to be satisfied, (c) any material failure of such party to comply with any covenant, condition or agreement to be complied with by such party hereunder, (d) any notice from any Key Employee of the Analytical Technologies Business that he or she intends to terminate his or her employment, and (e) any material Action or Investigation commenced or, to any party's knowledge, threatened against, such party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to any transaction contemplated hereby, including, any material Action or Investigation challenging the fairness of the transactions contemplated by this Agreement or the fairness of the Sale Process, and any material Action or Investigation based upon any alleged breach of fiduciary duty, usurping corporate opportunity or similar breach of care, loyalty or comparable claims by or against any officer or director of Parent or any of its Affiliates (collectively, "Transaction Litigation"). The delivery of any notice pursuant to this Section 7.24 or any other materials or notices following the date hereof shall not, without the express written consent of the other party, be deemed to (z) modify the representations, warranties, covenants or agreements hereunder of the party delivering such notice, (y) amend or supplement the Sellers' Disclosure Schedule or the Buyer's Disclosure Schedule, as applicable, or (z) cure or prevent any misrepresentation, inaccuracy, untruth or breach of any representation, warranty, covenant or agreement set forth in this Agreement or failure to satisfy any condition set forth in ARTICLE VIII, or otherwise limit or affect the remedies available hereunder to any party, including for any purpose of ARTICLE X. For purposes of indemnification under ARTICLE X, to the extent relating to a representation and warranty of Sellers in ARTICLE V or Buyer in ARTICLE VI, failure to comply with this Section 7.24 shall be deemed a breach of the representations and warranties of Sellers set forth in ARTICLE V or of Buyer in ARTICLE VI, as applicable, of this Agreement and shall not be deemed a breach of any covenant.

Section 7.25       Shareholders Meeting.

(a)        Parent shall take, in accordance with applicable Law and its certificate of incorporation and by-laws, all action necessary to convene and hold a special meeting (the "Shareholders Meeting") of holders of Shares (the "Shareholders") as promptly as practicable after the execution of this Agreement to consider and vote upon the Shareholder Resolution, provided that (i) the Shareholders Meeting shall be held regardless of whether the board of directors of Parent determines at any time that this Agreement is no longer advisable or recommends that the Shareholders reject the Shareholder Resolution or any other Adverse Recommendation Change has occurred at any time, and (ii) the Shareholder Resolution shall be voted on before any other matter at the Shareholders Meeting, unless otherwise previously agreed to in writing by Buyer.

(b)        As promptly as practicable after the execution of this Agreement and in any event in sufficient time to permit the mailing of the Proxy Circular to hold the Shareholders Meeting, Parent shall establish the record date (the "Record Date") for determining Shareholders entitled to vote at the Shareholders Meeting as September 14, 2009. Parent shall not change the Record Date without Buyer's prior written consent, except to the extent required by a Governmental Authority.

(c)        After the execution of this Agreement, Parent shall not hold any meeting of Shareholders for any purpose whatsoever prior to the Shareholders Meeting, except to the extent required by a Governmental Authority. No matter other than the Shareholder Resolution shall be considered at the Shareholders Meeting without Buyer's prior written consent, except to the extent required by applicable Laws or a Governmental Authority.

(d)        Parent shall not postpone, adjourn or cancel (or propose the postponement, adjournment or cancellation of) the Shareholders Meeting except to the extent required by applicable Laws, a Governmental Authority or for quorum purposes (in the case of an adjournment) without Buyer's prior written consent, and without limiting the generality of the foregoing, Parent agrees that its obligations pursuant to Section 7.25(a) and Section 7.25(d) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or any other Person of any Acquisition Proposal; provided that if the board of directors of Parent shall have delivered an Adverse Recommendation Change Notice to Buyer, Parent shall, if so requested by Buyer, delay the Shareholders Meeting until one day after the expiration of the five Business Day period immediately following delivery of such notice. Parent shall not waive, extend or vary any time limits for the deposit of proxies or communication of voting instructions by the Shareholders in respect of the Shareholder Resolution, except to the extent required by Buyer.

(e)        As soon as practicable following the date of this Agreement and in a manner that permits Parent to comply with its obligations under Section 7.25(a), Parent shall prepare the Proxy Circular, together with any other documents required by applicable Laws in connection with the Shareholders Meeting, in each case, with respect to references to Buyer and its Affiliates and this Agreement, in form and substance acceptable to Buyer and its counsel, acting reasonably. Parent shall file the Proxy Circular with the Toronto Stock Exchange as promptly as practicable after the date hereof, and in any event within five (5) Business Days of the date hereof, and shall use reasonable best efforts to obtain approval thereof by the Toronto Stock Exchange as soon as practicable. Parent shall file and mail the Proxy Circular to its registered shareholders no later than the later of (x) ten (10) Business Days after final approval by the Toronto Stock Exchange and (y) six (6) Business Days after the Record Date. Parent shall provide Buyer and its counsel with reasonable opportunity to review and comment on drafts of the Proxy Circular in the course of its preparation, and Parent shall consider in good faith any comments provided by Buyer. Parent shall mail the Proxy Circular in accordance with applicable Laws and file the Proxy Circular with the applicable Governmental Authorities within the times and in the manner required by the applicable Laws. Parent shall cause such Proxy Circular to comply in all material respects with applicable Laws and to not contain a any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Buyer shall cause all information provided by it for inclusion in the Proxy Circular to not contain a any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(f)         Parent shall (i) permit Buyer (and its outside counsel) to review and comment upon drafts of all material to be filed by Parent with any Governmental Authority in connection with the Shareholders Meeting (including the Proxy Circular and any supplement or amendment thereto) prior to the filing of such materials, (ii) give Buyer and its counsel reasonable time to review and comment upon such materials, and (iii) shall consider in good faith any comments provided by Buyer and its counsel.

(g)        Subject to Section 7.26, the board of directors of Parent shall recommend to the Shareholders, and shall include in the Proxy Circular its unanimous recommendation, that the Shareholders vote in favor of the Shareholder Resolution.

(h)        Subject to Section 7.26, Parent shall solicit from Shareholders proxies in favor of the approval of the Shareholder Resolution, including, at the sole expense of Parent, using the services of a proxy solicitation company and Parent shall consider in good faith any advice from Buyer with respect to services to be provided by such proxy solicitation company in respect of such services. Parent shall take all other reasonable action that is necessary or desirable to secure the approval of the Shareholder Resolution unless and until the board of directors of Parent has changed its recommendation in accordance with the terms of this Agreement pursuant to Section 7.26 (it being understood that, in such case, Parent shall continue to comply with its other obligations hereunder).

(i)         Parent shall provide notice to Buyer of the Shareholders Meeting and allow senior management of Buyer and its outside counsel to attend the Shareholders Meeting.

(j)         Parent shall, except for proxies (unless otherwise requested by Buyer) and other non-substantive communications and subject to any confidentiality restrictions under applicable Law, furnish promptly to Buyer, or provide Buyer with a copy of each notice or written communication delivered, filed or received by Parent from its shareholders, and each report provided by Parent's proxy solicitor, in connection with the Shareholders Meeting or any filings relating thereto under applicable Laws.

(k)        Parent shall advise Buyer as Buyer may reasonably request, and on a daily basis on each of the last seven (7) Business Days prior to the Shareholders Meeting, as to the aggregate tally of the proxies received by Parent in respect of the Shareholder Resolution and any other matters to be considered at the Shareholders Meeting, in each case as reported to Parent by its transfer agent.

Section 7.26       No Shop, Opportunity to Match, etc.

(a)        Notwithstanding any provision in this Agreement to the contrary, Parent shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any director, officer or employee of Parent or any of its Subsidiaries or any investment banker, attorney, accountant or other advisor or representative of Parent or any of its Subsidiaries to, directly or indirectly (and it shall instruct and cause each applicable Subsidiary, if any, to instruct its respective directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives, if any, not to):

(i)    solicit, initiate, facilitate or knowingly encourage (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding, constituting or that could reasonably be expected to lead to, an Acquisition Proposal; or

(ii)   enter into, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any Person (or any representative thereof) any non-public information with respect to any Acquisition Proposal;

provided, however, that at any time prior to the approval of the Shareholder Resolution by Shareholders, in response to a bona fide written unsolicited Acquisition Proposal that did not result from a breach of this Section 7.26, Parent may, and may permit and authorize its Subsidiaries and its and its Subsidiaries' representatives to, in each case subject to compliance with Section 7.26(c), (A) provide access to non-public information with respect to Parent and its Subsidiaries and the Joint Ventures to the Person making such Acquisition Proposal (and its representatives) for a period ending on 5:00 (New York time) on the tenth (10th) day after which access is afforded to such Person (the "Diligence Period") pursuant to a confidentiality and standstill agreement (the "Confidentiality and Standstill Agreement"), provided that all such non-public information had been provided, or is provided substantially concurrently, to Buyer, and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal (and its representatives) regarding such Acquisition Proposal, provided that (1) the board of directors of Parent determines in good faith, after consultation with its financial and outside legal advisors, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, (2) the board of directors of Parent determines in good faith, after consultation with outside legal advisors, that the failure to take such action would be inconsistent with the exercise of its fiduciary duties under applicable Law and (3) unless on or before the seventh (7th) day following the end of the Diligence Period the board of directors of Parent determines that such Acquisition Proposal constitutes a Superior Proposal, Parent shall be subject to Section 7.26(d) in respect of the Person making such Acquisition Proposal. Without limiting the generality of the foregoing, it is understood that any violation of the restrictions set forth in this Section 7.26(a) by any director, officer or employee of Parent or any of its Subsidiaries or any investment banker, attorney, accountant or other advisor or representative of Parent or any of its Subsidiaries shall be deemed to be a breach of this Section 7.26(a) by Parent. "Confidentiality and Standstill Agreement" shall mean a confidentiality agreement that contains provisions that are at least as restrictive with respect to the other party as those contained in the Confidentiality Agreement.

(b)        Neither the board of directors of Parent nor any committee thereof shall:

(i)    withdraw or modify in a manner adverse to Buyer, or propose publicly to withdraw or modify in a manner adverse to Buyer, the recommendation or declaration of advisability by such board of directors or any such committee of this Agreement or the transactions contemplated by this Agreement, or recommend, or propose publicly to recommend, the approval or adoption of any Acquisition Proposal (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal after ten (10) days following the public commencement or public announcement of such Acquisition Proposal shall be considered an adverse modification), or resolve or agree to take any such action (any such action, resolution or agreement to take such action being referred to herein as an "Adverse Recommendation Change");

(ii)   adopt or approve any Acquisition Proposal, or publicly propose the approval or adoption of any Acquisition Proposal, or resolve or agree to take any such action; or

(iii)  cause or permit Parent to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, arrangement agreement, merger agreement, amalgamation agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an "Acquisition Agreement") constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than a Confidentiality and Standstill Agreement referred to in Section 7.26(a)), or resolve or agree to take any such action.

Notwithstanding the foregoing, at any time prior to the approval of the Shareholder Resolution by Shareholders, the board of directors of Parent may, in response to a Superior Proposal, effect an Adverse Recommendation Change, provided that the board of directors of Parent determines in good faith, after consultation with its financial and outside legal advisors, that the failure to do so would be inconsistent with the exercise of its fiduciary duties under applicable Law, and provided, further, that the board of directors of Parent may not effect such an Adverse Recommendation Change unless:

(A)      the board of directors of Parent shall have first provided prior written notice to Buyer (an "Adverse Recommendation Change Notice") that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice shall attach the most current version of any written agreement or proposal relating to the transaction that constitutes such Superior Proposal; and

(B)       Buyer does not make, within four (4) Business Days after the receipt of an Adverse Recommendation Change Notice, a proposal that would, in the reasonable good faith judgment of the board of directors of Parent (after consultation with its financial and outside legal advisors), cause the Acquisition Proposal previously constituting a Superior Proposal to no longer constitute a Superior Proposal. Parent agrees that, during the four (4) Business Day period prior to its effecting an Adverse Recommendation Change, Parent and its officers, directors and representatives shall negotiate in good faith with Buyer and its officers, directors, and representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Buyer such that the Acquisition Proposal in question no longer constitutes a Superior Proposal. Each successive modification to any material term of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 7.26.

(c)        In addition to the obligations of Parent set forth in Section 7.26(a) and Section 7.26(b), Parent shall, as promptly as possible and in any event no later than one (1) Business Day after Parent first obtains knowledge of the receipt thereof, advise Buyer orally and in writing of (i) any Acquisition Proposal or any request for information or inquiry that Parent reasonably believes could lead to or contemplates an Acquisition Proposal and (ii) the terms and conditions of such Acquisition Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the Person making any such Acquisition Proposal, request or inquiry. Commencing upon the provision of any notice referred to above, Parent (or its outside counsel) shall keep Buyer informed of any material changes to the terms and conditions of such Acquisition Proposal and upon the reasonable request of Buyer, shall apprise Buyer of the status of such Acquisition Proposal and the discussions thereof.

(d)        Parent shall cease and cause to be terminated any discussion, negotiations, solicitation, or activity by Parent or its representatives or agents with any parties other than Buyer, with respect to any potential Acquisition Proposal, and in connection therewith, Parent will forthwith discontinue access to all data rooms (electronic or otherwise) with respect to the Analytical Technologies Business or any Acquisition Proposal by all Persons other than Buyer, and within one (1) Business Day from the date of this Agreement (and, if applicable, promptly following the end of Diligence Period), Parent will request the return or destruction (and use its reasonable best efforts to obtain the return or procure the destruction) of information regarding Parent and its Subsidiaries and Joint Venture Interests previously provided to any such Persons.

(e)        Parent shall not waive, release any Person from, or fail to enforce on a timely basis, any obligation under any confidentiality, non-solicitation or standstill agreement or modify or amend any such agreement with respect to any Acquisition Proposal.

(f)         The board of directors of Parent shall reaffirm its recommendation of the transactions contemplated by this Agreement by press release promptly, and in any event within two (2) Business Days, after: (i) any Acquisition Proposal which is publicly announced and which the board of directors of Parent does not determine is a Superior Proposal; or (ii) Parent and Buyer enter into an amended Agreement pursuant to Section 7.26(b) which results in the Acquisition Proposal not being a Superior Proposal.

Section 7.27       Certification of Material Adverse Effect. In the event that, prior to the Closing, Buyer receives a certificate from an executive officer of Parent irrevocably certifying that a Material Adverse Effect has occurred as a result of facts and circumstances arising after the date hereof, and that the condition set forth in Section 8.2(a) and/or Section 8.2(f) will not be satisfied (and therefore Buyer has no obligation to consummate the transactions contemplated by this Agreement), which certificate shall identify, with reasonable detail and specificity, the changes, events, developments and/or effects resulting in the Material Adverse Effect (such certificate, an "MAE Certificate"), then if Buyer nonetheless proceeds to give effect to the Closing, Buyer shall not be entitled to indemnification pursuant to Section 10.2(a)(iii) and/or Section 10.2(a)(iv) (for the sake of clarity, other than for intentional breaches), as applicable, for any such matters that are specifically identified in the MAE Certificate as having resulted in the Material Adverse Effect.

Section 7.28       Pre-Closing Restructuring.

(a)        Parent shall take all actions to cause the AB JV Agreements to be terminated (other than those provisions and agreements that shall survive such termination pursuant to the terms of the AB JV Agreements) and the AB Joint Venture to be dissolved immediately prior to the Closing in accordance with the terms of the AB JV Agreements and applicable Laws (including Sections 13.2, 13.3 and 13.3 of the AB Joint Venture Agreement). Upon and in connection with such dissolution:

(i)    the term "Analytical Technologies Assets" and the term "Purchased Assets" shall automatically be amended to include (x) any and all Assets distributed to, or received by, Parent or any of its Affiliates in connection with such dissolution (including all continuing licensees and other Intellectual Property rights, tangible and intangible assets), and (y) any and all continuing rights of Parent or its Affiliates under the provisions of the AB JV Agreements that survive the termination of such agreements, including the right to appoint members of the JV Board (as such term is defined in the AB JV Agreements) and the voting rights of such members;

(ii)   upon such dissolution, this Agreement shall be deemed to be automatically amended to remove the provisions concerning the purchase of Parent's 50% ownership interest in the AB Joint Venture; and

(iii)  all Intercompany Transactions, Intracompany Payables and Intracompany Receivables to which the AB Joint Venture is a party shall be either fully and completely settled, or shall be distributed or otherwise transferred to Parent or any other party or successor to the AB Joint Venture (and shall be Excluded Assets and Retained Liabilities, as applicable).

(b)        Between the date hereof and the Closing, Sellers shall, and shall cause their respective Subsidiaries and Affiliates and the Joint Ventures to, (i) take all necessary actions to effect the restructuring transactions set forth on Section 7.28(b) of the Sellers' Disclosure Schedule, and (ii) upon the mutual agreement of Parent and Buyer, take all necessary actions to effect such other restructuring transactions (including the transfer of certain Purchased Assets and/or Designated Employees to newly-formed entities that are wholly owned, directly or indirectly, by Parent) designated to facilitate the transactions contemplated hereby.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1         Mutual Conditions. The respective obligations of each party hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

(a)        There shall be no injunction, judgment, restraining order, ruling, charge or decree of any nature of any Governmental Authority of competent jurisdiction that is in effect that prohibits or permanently enjoins the consummation of the transactions contemplated by this Agreement;

(b)        The Required Antitrust Approvals shall have been obtained, waived or made, as applicable, and the respective waiting periods required in connection with Required Antitrust Approvals shall have expired or been terminated; provided, however, a party shall not have the right to assert that the foregoing condition set forth in this Section 8.1(b) has not been satisfied if the failure to satisfy such condition is a proximate result of such party's failure to perform or comply with its obligations under Section 7.3;

(c)        This Agreement shall have been duly approved by holders of Shares constituting the Requisite Vote in accordance with applicable Law and the certificate of incorporation and by-laws of Parent; and

(d)        The Life Technologies Purchase Agreement shall have been executed and delivered by Buyer or its Affiliates and the closing of the transactions contemplated thereunder shall take place prior to, contemporaneously with or immediately after the Closing hereunder.

Section 8.2         Conditions to Buyer's Obligations. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver by Buyer, at or prior to the Closing, of each of the following conditions:

(a)        The representations and warranties of Sellers set forth in ARTICLE V of this Agreement shall be true and correct when made and at and as of the Closing Date as though made on the Closing Date, other than the representations and warranties made as of a specified date, in which case such representations and warranties shall be true and correct only as of such specified date, in all cases except where the failure to be true and correct does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (it being agreed that for purposes of this Section 8.2(a) all representations and warranties (except for Section 5.1, Section 5.2, Section 5.3, Section 5.15) shall be deemed not to be qualified by any reference to material, materiality or Material Adverse Effect contained therein); provided, however, that (i) the representations and warranties set forth in Section 5.1, Section 5.2, and Section 5.3 shall be true and correct in all respects when made and at and as of the Closing Date as though made on the Closing Date, and (ii) the representations and warranties set forth in Section 5.15 shall be true and correct in all material respects when made and at and as of the Closing Date as though made on the Closing Date;

(b)        Sellers shall have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing;

(c)        Prior to or at the Closing, each Seller shall have delivered to Buyer a certificate signed by an executive officer of such Seller dated the Closing Date, to the effect that, to the knowledge of such officer (but without personal liability therefor), the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied;

(d)        There shall be no Action pending in which any Governmental Authority is a party wherein an unfavorable injunction, judgment, restraining order, ruling, charge or decree of any nature would reasonably be expected to, (i) prohibit, enjoin or prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (iii) affect materially adversely the right of Buyer to own the Purchased Assets, the Analytical Technologies Company Stock or any Joint Venture Interest, or to operate the Analytical Technologies Business;

(e)        Sellers shall have released any Designated Employee from any confidentiality and non-competition agreements and non-solicitation covenants with Parent or its Affiliates to the extent that such agreements or covenants relate to the Analytical Technologies Business;

(f)         Since the date of this Agreement no Material Adverse Effect shall have occurred; and

(g)        Buyer shall have received all of the items required to be delivered at Closing as set forth in Section 4.2(a) (other than the items contemplated by clause (xi) (except to the extent the relevant Encumbrance relates to the Analytical Technologies Stock or would impair in any material respect the ownership or use of the relevant Asset), clause (xiv) and clause (xv) thereof) that are not otherwise listed above in this Section 8.2.

Section 8.3         Conditions to Sellers' Obligations. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver by Parent at or prior to the Closing of each of the following conditions:

(a)        The representations and warranties of Buyer set forth in ARTICLE VI of this Agreement shall be true and correct when made and at and as of the Closing Date as though made on the Closing Date, other than representations and warranties made as of a specified date, in which case such representations and warranties shall be true and correct only as of such specified date, in all cases except where the failure to be true and correct does not have and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect (it being agreed that for purposes of this Section 8.3(a) all representations and warranties (except for Section 6.1 and Section 6.2) shall be deemed not to be qualified by any reference to material, materiality or Buyer Material Adverse Effect contained therein); provided, however, that the representations and warranties set forth in Section 6.1 and Section 6.2 shall be true and correct in all respects when made and at and as of the Closing Date as though made on the Closing Date;

(b)        Buyer shall have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing;

(c)        Prior to or at the Closing, Buyer shall have delivered to Parent a certificate signed by an executive officer of Buyer, dated the Closing Date, to the effect that, to the knowledge of such officer (but without personal liability therefor), the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied; and

(d)        Parent shall have received all of the items required to be delivered at Closing as set forth in Section 4.2(b) (other than the items contemplated by clause (vi) thereof) that are not otherwise listed above in this Section 8.3.

ARTICLE IX

TERMINATION

Section 9.1         Termination. This Agreement may be terminated at any time prior to the consummation of the Closing under the following circumstances:

(a)        by mutual written consent of Parent and Buyer;

(b)        by Parent or Buyer, upon written notice to the other if the Closing shall not have occurred on or before April 15, 2010 (the "End Date"); provided that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a party if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein;

(c)        by Buyer, upon written notice to Parent, if there shall have been a breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of any Seller or Sellers which has rendered the satisfaction of any conditions set forth in Section 8.2 incapable of fulfillment, such violation or breach has not been waived by Buyer, and the breach either is not capable of being cured prior to the End Date or has not been cured within forty-five (45) days following Buyer's written notice of such breach; provided that the right to terminate this Agreement under this Section 9.1(c) shall not be available to Buyer if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein;

(d)        by Parent, upon written notice to Buyer, if there shall have been a breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Buyer which has rendered the satisfaction of any conditions set forth in Section 8.3 incapable of fulfillment, such violation or breach has not been waived by Parent, and the breach either is not capable of being cured prior to the End Date or has not been cured within forty-five (45) days following Parent's written notice of such breach; provided that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Parent if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein;

(e)        by either Buyer or Parent, upon written notice to the other, if there shall be in effect a final, non-appealable order of a Governmental Authority of competent jurisdiction permanently prohibiting the consummation of the transactions contemplated by this Agreement; provided that the right to terminate the Agreement under this Section 9.1(e) shall not be available to a party who shall not have complied with its obligation under Section 7.3;

(f)         by Parent, if Buyer fails to consummate the Closing within five (5) Business Days of the satisfaction or waiver of the conditions set forth in Section 8.1 and Section 8.2 (other than the actual delivery of the certificate described in Section 8.2(c));

(g)        by either Buyer or Parent, upon written notice to the other, if the Requisite Vote is not obtained at the Shareholders Meeting (including any adjournment or postponement thereof);

(h)        by Buyer, upon written notice to Parent, in the event Parent has delivered an Adverse Recommendation Change Notice or an Adverse Recommendation Change has occurred; or

(i)         by Parent, upon written notice to Buyer within five (5) Business Days after obtaining the Required Vote, if at the time of termination holders of more than fifteen percent (15%) of the issued and outstanding Shares shall have validly exercised their dissent rights (and not withdrawn such exercise or otherwise become ineligible to effect such exercise) in respect of the transactions contemplated by this Agreement.

Section 9.2         Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, written notice thereof shall forthwith be given by the terminating party to the other party, and this Agreement shall thereupon terminate and become void and have no effect, without any liability or obligation on the part of any party hereto or its directors, officers, stockholders or Affiliates, except that the provisions of Section 7.18, this Section 9.2, Section 9.3 and ARTICLE XI shall survive the termination of this Agreement; provided, however, that if such termination shall result from a willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement, Sellers or Buyer, as the case may be, shall be fully liable for any and all Damages of the other party as a result of such breach or failure, as applicable (in addition to any other payments required to be made by Sellers or Buyer under Section 9.3).

Section 9.3         Buyer Termination Payment and Buyer Expense Payments.

(a)        If:

(i)    this Agreement is terminated by Buyer pursuant to Section 9.1(h);

(ii)   (A) prior to the date of the event, action or omission giving rise to the relevant termination right, a bona fide Acquisition Proposal is made or publicly disclosed, (B) this Agreement is terminated by Buyer pursuant to Section 9.1(c) (other than any breach set forth in Section 9.3(a)(iii) below) or by either Buyer or Parent pursuant to Section 9.1(b) or Section 9.1(g), and (C) prior to the date that is nine (9) months after such termination, Parent or any of its Subsidiaries enters into an Acquisition Agreement with respect to any Acquisition Proposal or any Acquisition Proposal is consummated; or

(iii)  (A) prior to the date of the event, action or omission giving rise to the relevant termination right, a bona fide Acquisition Proposal is made or publicly disclosed, and (B) this Agreement is terminated by Buyer pursuant to Section 9.1(c) as a result of (x) intentional and material breach or fraud of any Seller or (y) Parent being in default in any material respect of any of its covenants or obligations contained in Section 7.25 or Section 7.26;

then Sellers shall make a payment to Buyer equal to 4% of Base Price (the "Buyer Termination Payment") by wire transfer in immediately available funds to an account designated by Buyer. The Buyer Termination Payment shall be made free and clear of all withholding Taxes and shall be due and payable as follows: (x) in the case of a termination described in Section 9.3(a)(i) or Section 9.3(a)(iii), within two (2) Business Days following the termination of this Agreement; and (y) in the case of a termination specified in Section 9.3(a)(ii), prior to or concurrently with the execution of the Acquisition Agreement or the consummation of the Acquisition Proposal, as the case may be.

(b)        If this Agreement is terminated by either Buyer or Parent pursuant to Section 9.1(g) or by Parent pursuant to Section 9.1(i), then Sellers shall reimburse Buyer for the Buyer Expenses actually incurred (such payment, the "Buyer Expense Payment") by wire transfer in immediately available funds to an account designated by Buyer. The Buyer Expense Payment shall be made free and clear of all withholding Taxes and shall be due forthwith (and in any event within two (2) Business Days) following the termination of this Agreement.

(c)        Sellers will not be obligated to make any payments pursuant to Section 9.3(b) if Sellers have paid or are required to pay the Buyer Termination Payment, and any payments made by Sellers under Section 9.3(b) will be credited against the Buyer Termination Payment to the extent that Buyer Termination Payment subsequently becomes payable by Sellers.

(d)        The parties agree that the payments specified in Section 9.3(a) and Section 9.3(b) represent a genuine pre-estimate of damages with respect to the termination of this Agreement as a result of the failure to satisfy the applicable condition and are not penalties. Each Seller irrevocably waives any right that it may have to raise as a defense that any liquidated damages are excessive or punitive. Each Seller agrees that payment by Sellers and acceptance by Buyer of amounts required to be paid pursuant to Section 9.3(a) and Section 9.3(b), except in cases of fraud or willful and material breach, shall be the sole and exclusive remedy of Buyer and its Subsidiaries against Parent and its Subsidiaries and any of their former, current or future officers, directors, partners, stockholders, managers, members or Affiliates for the loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of Parent and its Subsidiaries and any of their former, current or future officers, directors, partners, stockholders, managers, members or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement, it being understood that the payments described in Section 9.3(a) and Section 9.3(b) shall be in addition to, and not in lieu of, any damages or any other payment or remedy available in the event of fraud or any willful and material breach by Sellers of any of their obligations under this Agreement.

(e)        If Sellers fail to promptly pay any amount due pursuant to Section 9.3(a) or Section 9.3(b) and, in order to obtain such payment, Buyer commences a suit that results in a judgment against Sellers for the amount set forth in Section 9.3(a) or Section 9.3(b) or any portion thereof, Sellers shall pay to Buyer costs and expenses (including attorneys' fees) incurred by Buyer and its Affiliates in connection with such suit, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

ARTICLE X

INDEMNIFICATION

Section 10.1       Survival of Representations, Warranties and Covenants.

(a)        The representations and warranties set forth in this Agreement (whether set forth in this Agreement, Sellers' Disclosure Schedule, Buyer's Disclosure Schedule, any Ancillary Agreement, the Section 8.2(c) Certificate or the Section 8.3(c) Certificate) shall survive the Closing as follows:

(i)    the representations and warranties contained in Section 5.1, Section 5.2, Section 5.3, Section 5.10, Section 5.15, Section 5.22, Section 6.1 and Section 6.2 (collectively, the "Fundamental Representations") shall survive the Closing until the expiration of the longest federal, state, local or foreign statue of limitation (taking into account any applicable extensions or tolling thereof) applicable to the underlying claim; and

(ii)   all representations and warranties other than the Fundamental Representations shall survive the Closing until the twenty-one (21) month anniversary of the Closing Date.

(b)        All covenants and agreements contained herein (whether set forth in this Agreement, Sellers' Disclosure Schedule, Buyer's Disclosure Schedule, any Ancillary Agreement, the Section 8.2(c) Certificate or the Section 8.3(c) Certificate) shall survive the Closing and remain in full force and effect in accordance with their terms. Notwithstanding the foregoing, (x) the obligations of Buyer to assume, and indemnify Seller Indemnified Parties for, the Assumed Liabilities and (y) the obligations of Sellers to retain, and indemnify the Buyer Indemnified Parties for, the Retained Liabilities, shall survive indefinitely.

(c)        The period of time that a representation or warranty or covenant or agreement survives the Closing pursuant to this Section 10.1 shall be the "Indemnity Period" with respect to such representation or warranty or covenant or agreement. No claim for breach of any representation or warranty or failure to perform any covenant, agreement or obligation may be asserted after the expiration of the Indemnity Period; provided that the written assertion prior to expiration of the Indemnity Period of any Claim by a party for indemnification hereunder with respect to the breach or alleged breach of any representation or warranty or the failure or alleged failure to perform any covenant or other obligation in accordance with Section 10.4 shall survive the expiration of the Indemnity Period until final resolution of such claim.

Section 10.2       Indemnification by Sellers.

(a)        From and after the Closing and subject to the terms and conditions of this ARTICLE X, Sellers shall, jointly and severally, without duplication, defend, indemnify and hold harmless Buyer and its Subsidiaries (including the Analytical Technologies Companies) and the Joint Ventures, their Affiliates and, if applicable, their respective directors, officers, employees, successors and assigns (collectively, the "Buyer Indemnified Parties") from and against any and all amounts, Liabilities, losses, Actions, Investigations, causes of action, judgments, Claims, obligations, awards, settlement payments, penalties, fines, interest, Third Party Cost Awards, reasonable costs and expenses (including reasonable attorneys' and accountants' fees and disbursements, and reasonable costs of investigation or defense of any of the same or in asserting or enforcing any of the rights arising under this ARTICLE X), or damages, whether or not involving a third party (individually, a "Damage" or collectively, the "Damages") arising or resulting from:

(i)     any Retained Liability;

(ii)    subject to Section 10.2(b), any breach by any Seller of any of its covenants or agreements, whether set forth in this Agreement, Sellers' Disclosure Schedule, any Ancillary Agreement (other than the Transition Services Agreement) or the Section 8.2(c) Certificate;

(iii)   subject to Section 7.27 and Section 10.2(b), any breach of any representation or warranty of Sellers (other than a Fundamental Representation), whether set forth in this Agreement, Sellers' Disclosure Schedule, any Ancillary Agreement (other than the Transition Services Agreement) or the Section 8.2(c) Certificate; provided that in each case, in determining the Damages resulting from such breach, any limitation or qualification as to "material," "materiality," or "Material Adverse Effect" or other similar limitation contained in such representation or warranty shall be disregarded;

(iv)   subject to Section 7.27 and Section 10.2(b), any breach of any of Sellers' Fundamental Representations (other than Section 5.10 to the extent of Taxes fully taken into account in determining the Final Adjustment Amounts), whether set forth in this Agreement, Sellers' Disclosure Schedule, any Ancillary Agreement (other than the Transition Services Agreement) or the Section 8.2(c) Certificate; provided that in each case, in determining the Damages resulting from such breach, any limitation or qualification as to "material," "materiality," or "Material Adverse Effect" or other similar limitation contained in such representation or warranty shall be disregarded;

(v)    the past, present or future ownership or use of the Excluded Assets or operation of the Excluded Businesses;

(vi)   any payments paid with respect to or in connection with any shareholders of Parent who have exercised their dissenting rights under applicable Law;

(vii)  any Transaction Litigation relating to actions against Parent, any of its Subsidiaries or any of their respective officers, directors, employees, shareholders, agents or representatives;

(viii) any Claims or Actions (whether direct, derivative or otherwise and other than any Transaction Litigation) by (A) any current or former shareholder of Parent based upon any alleged breach of fiduciary duty, usurping corporate opportunity or similar breach of care, loyalty or comparable claims by any current or former officer, director, employee or shareholder of Parent or any of its Subsidiaries occurring prior to the Closing, whether or not in connection with this Agreement or the transactions contemplated pursuant to this Agreement and any costs of indemnification or contribution by Parent or such Subsidiary relating thereto or (B) any current or former officer, director, employee or shareholder of Parent or any of its Subsidiaries or the Joint Ventures for indemnification or contribution by Parent or such Subsidiary or Joint Venture with respect to acts or omissions occurring on or prior to the Closing; or

(ix)   compliance with, or any non-compliance with or violation of the bulk sales Laws, bulk transfer Laws or Section 6 of the Retail Sales Tax Act (Ontario) or any similar or corresponding provision under any other applicable Laws in each of the jurisdictions in which the Purchased Assets are located.

(b)        Notwithstanding Section 10.2(a) above, from and after the Closing and subject to the terms and conditions of this ARTICLE X, Sellers shall only be obligated to, jointly and severally, defend, indemnify and hold harmless the Buyer Indemnified Parties for fifty percent (50%) of the amount of Damages under Section 10.2(a)(ii) through Section 10.2(a)(iv): (i) to the extent such Damages generally relate to the AB Joint Venture itself (including its business, Assets and Liabilities), or (ii) if and only to the extent it is unclear (including as a result of a failure by Parent and Life Tech to promptly agree on such in writing) whether the Damage is solely related to the matters set forth in clause (x) clause (y) or clause (z) of the next sentence, as applicable. Notwithstanding the foregoing, for the sake of clarity, this Section 10.2(b) shall not apply to (x) Damages relating solely to the functions and services performed by, or acts or omissions of, Sellers with respect to the AB Joint Venture or Sellers' interest in the AB Joint Venture (for which Sellers shall be obligated to provide 100% indemnification pursuant to Section 10.2(a) above) or (y) Damages relating solely to the functions and services performed by, or acts or omissions of, Life Tech or its Subsidiaries in the AB Joint Venture or Life Tech or its Subsidiaries' interest in the AB Joint Venture (for which Sellers have no indemnification obligations related thereto except to the extent set forth in the first sentence of this Section 10.2(b)), or (z) Damages relating to anything other than the AB Joint Venture.

(c)        The right to indemnification and all other remedies based on the breach by any Seller of any of its representations, warranties, covenants or obligations contained in or made pursuant to this Agreement shall not be affected by any investigation conducted by Buyer or any of its Affiliates, advisors, attorneys or other representatives with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or before or after the date the Closing occurs, with respect to the accuracy or inaccuracy or compliance with, any such representation, warranty, covenant or obligation, subject to the qualifications and limitations expressly set forth herein and in the Disclosure Schedules. It is agreed that Buyer, in entering into this Agreement, has bargained for the correctness of each representation, warranty, covenant and agreement of Sellers contained herein, subject to the qualifications and limitations expressly set forth herein and in the Disclosure Schedules. The waiver of any condition to the obligation of Buyer to consummate the transactions contemplated hereby, where such condition is based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification or other remedy based on such representation, warranty, covenant or obligation, subject to the qualifications and limitations expressly set forth herein and in the Disclosure Schedules.

(d)        Except with respect to a breach of the representations and warranties contained in Section 5.10, nothing in this Section 10.2 shall be construed to impose Liabilities with respect to Taxes (including any Taxes that are Retained Liabilities and Assumed Liabilities), and except as expressly provided in Section 7.6, no provision of this Section 10.2 shall be interpreted as altering the rights and responsibilities of the parties under Section 7.6.

Section 10.3       Indemnification by Buyer.

(a)        From and after the Closing and subject to the terms and conditions of this ARTICLE X, Buyer agrees to defend, indemnify and hold harmless Sellers, their Subsidiaries, their respective Affiliates, and, if applicable, their respective directors, officers, employees, successors (collectively, the "Seller Indemnified Parties") and assigns from and against any and all Damages arising or resulting from:

(i)     any Assumed Liability;

(ii)    any breach by Buyer of any of its covenants or agreements, whether set forth in this Agreement, Buyer's Disclosure Schedule, any Ancillary Agreement (other than the Transition Services Agreement) or the 8.3(c) Certificate;

(iii)   any breach of any representation or warranty of Buyer (other than a Fundamental Representation), whether set forth in this Agreement, Buyer's Disclosure Schedule, any Ancillary Agreement (other than the Transition Services Agreement) or the Section 8.3(c) Certificate; provided that in each case, in determining the Damages resulting from such breach, any limitation or qualification as to "material," "materiality," or "Material Adverse Effect" or other similar limitation contained in such representation or warranty shall be disregarded; or

(iv)   any breach of any of Buyer's Fundamental Representations, whether set forth in this Agreement, Buyer's Disclosure Schedule, any Ancillary Agreement (other than the Transition Services Agreement) or the Section 8.3(c) Certificate; provided that in each case, in determining the Damages resulting from such breach, any limitation or qualification as to "material," "materiality," or "Material Adverse Effect" or other similar limitation contained in such representation or warranty shall be disregarded.

(b)        Nothing in this Section 10.3 shall be construed to impose Liabilities with respect to Taxes (including any Taxes that are Retained Liabilities and Assumed Liabilities), and no provision of this Section 10.3 shall be interpreted as altering the rights and responsibilities of the parties under Section 7.6.

(c)        Buyer shall have no obligations under Section 10.3(a) with respect to Assumed Liabilities with respect to any matter for which any Buyer Indemnified Party is or would be entitled to indemnification under Section 10.2 (without giving effect to any limitations, including as to time, survival periods, deductibles, thresholds, caps, and knowledge or materiality qualifiers).

(d)        Notwithstanding anything to the contrary in any organizational documents, Contracts, at Law or otherwise, no Seller Indemnified Party shall have any right (and each such Person hereby irrevocably waives any Claim with respect to) to indemnification, contribution or other recovery of any kind (in any capacity whatsoever) from Buyer, any Designated Buyer or any of their respective Affiliates or any other Buyer Indemnified Party (including, any Analytical Technologies Company or either Joint Venture) with respect to any matter for which any Seller or any of its Affiliates would be liable to indemnify any Buyer Indemnified Party under Section 10.2 (without giving effect to any limitations including as to time, survival periods, deductibles, thresholds, caps, and knowledge or materiality qualifiers) and each Seller agrees that any Claim of any Buyer Indemnified Party, whether for indemnity or otherwise, may be directly asserted against any Seller or any of their respective Affiliates without need for any claim against or joinder of Buyer, any Designated Buyer or any of their respective Affiliates or any other Buyer Indemnified Party (including any Analytical Technologies Company or either Joint Venture).

(e)        In the event any matter for which any Seller or any of its Affiliates would be liable to indemnify any Buyer Indemnified Party under Section 10.2 (without giving effect to any limitations including as to time, survival periods, deductibles, thresholds, caps, and knowledge or materiality qualifiers) is subject to indemnification by Sellers (or the applicable Designated Buyer after the Effective Time) or any Joint Venture under any Joint Venture Agreement, (i) each Seller hereby irrevocably waives all rights it may have under the Joint Venture Agreements with respect to any such matters and (ii) each Seller agrees that notwithstanding anything to the contrary in this Agreement, in no event shall Buyer or any Buyer Indemnified Party have any obligation to seek recovery with respect to such matters under the Joint Venture Agreements.

Section 10.4       Notice of Claims.

(a)        If any of the Persons to be indemnified under this ARTICLE X (the "Indemnified Party") has suffered or incurred any Damage, the Indemnified Party shall so notify the party from whom indemnification is sought (and in the case of Damages relating to the AB Joint Venture, the Indemnified Party shall notify both Parent and Life Tech) (such party from whom indemnification is sought, the "Indemnifying Party") promptly in writing describing the event giving rise to such Damage, the basis upon which indemnity is being sought, the amount or estimated amount of the Damage, if known or reasonably capable of estimation, and the method of computation of such Damage, and, to the extent practicable, containing a reference to the provisions of this Agreement in respect of which such Damage shall have occurred.

(b)        If any action at Law or suit in equity is instituted, or any claim is asserted, by or against a third party (a "Third Party Claim") with respect to which the Indemnified Party intends to claim any Liability as a Damage under this ARTICLE X, the Indemnified Party shall notify the Indemnifying Party of such Third Party Claim reasonably promptly, specifying the nature of such Third Party Claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such Third Party Claim) (the "Claim Notice"). A failure by the Indemnified Party to give reasonably prompt notice of any Third Party Claim pursuant to this Section 10.4 shall not limit the obligation of the Indemnifying Party under this ARTICLE X, except and only to the extent the rights of such Indemnifying Party are actually and materially prejudiced thereby, provided, however, that this provision shall not affect the survival limitations in Section 10.1.

(c)        If an Indemnified Party asserts a claim for indemnification under this ARTICLE X which does not involve a Third Party Claim, and the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from receipt of the Claim Notice (the "Notice Period") that the Indemnifying Party disputes such claim, the amount of such claim shall be conclusively deemed an indemnifiable liability of the Indemnifying Party hereunder. If the Indemnifying Party makes an objection in writing, the Indemnified Party shall have fifteen (15) days to respond in a written statement to the objection. If after such fifteen (15) day period there remains a dispute as to any claim, the parties shall attempt in good faith for fifteen (15) days to agree upon the rights of the respective parties with respect to such claim. If the parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. If such parties shall not agree, each Indemnified Party shall be entitled to initiate proceedings and seek remedies as may be permitted under the terms of this Agreement and applicable Law.

(d)        In the event that the Indemnified Party commences an Action in order to recover Damages hereunder, upon final determination of a court of competent jurisdiction with respect thereto, the non-prevailing party in such Action shall reimburse the prevailing party's reasonable costs and expenses (including reasonable attorney's fees) incurred in connection with such Action.

Section 10.5       Third Party Claims. In the event of a Third Party Claim, the following provisions shall apply:

(a)        If any Indemnified Party asserts a claim for indemnification under this ARTICLE X that involves a Third Party Claim, the Indemnifying Party shall, within the Notice Period, notify the Indemnified Party (A) whether or not such Indemnifying Party disputes the liability to the Indemnified Party hereunder with respect to such Third Party Claim and (B) if such Indemnifying Party does not dispute such liability, whether or not the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend against such Third Party Claim, provided that the Indemnified Party is hereby authorized (but not obligated) prior to and during the Notice Period to file any motion, answer or other pleading and to take any other action which the Indemnified Party shall deem, based on opinion of outside counsel, necessary to protect the Indemnified Party's interests during such period (provided that, to the extent practicable, the Indemnified Party shall give the Indemnifying Party advance notice of any such intended actions and, if advance notice is not practicable, prompt notice of any action taken). If, and for so long as, (x) the Indemnifying Party notifies the Indemnified Party within the Notice Period that the Indemnifying Party does not dispute the Indemnifying Party's obligation to indemnify hereunder and desires to defend the Indemnified Party against such Third Party Claim and (y) the Third Party Claim does not (1) involve criminal liability or any admission of wrongdoing, (2) seek equitable relief or any other non-monetary remedy against the Indemnified Party or (3) involve any Governmental Authority as a party thereto, then except as hereinafter provided, such Indemnifying Party shall have the right to defend against such Third Party Claim by appropriate proceedings with legal counsel reasonably acceptable to the Indemnified Party; provided that, unless the Indemnified Party otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Indemnifying Party may not settle any matter (in whole or in part) unless such settlement (I) involves no admission of wrongdoing by the Indemnified Party or its Affiliates, (II) does not impose any injunctive or other equitable relief upon the Indemnified Party or its Affiliates, (III) includes as a term thereof a complete and unconditional release of the Indemnified Party and its Affiliates from all Liabilities with respect to the Third Party Claim and (IV) the monetary relief is fully and actually covered by the indemnification payment provided for by this ARTICLE X.

(b)        If (i) the Indemnifying Party elects not to defend the Indemnified Party against such Third Party Claim, whether by failure of the Indemnifying Party to give the Indemnified Party timely notice as provided above, or (ii) the terms of this Agreement do not permit the Indemnifying Party to defend the Indemnified Party against such Third Party Claim, or (iii) the Indemnified Party advises that, based on the advice of outside counsel, there are issues that raise actual or likely conflicts of interest between the Indemnifying Party and the Indemnified Party, or (iv) the Indemnified Party may have different or additional defenses available to it than the Indemnifying Party, then, in the cases of clauses (ii), (iii) and (iv) above, with the prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of the Indemnifying Party, or in the case of clause (i) above, following written notice to the Indemnifying Party, the Indemnified Party may settle or defend against any such Third Party Claim and the Indemnified Party shall be entitled to recover from the Indemnifying Party the amount of any settlement or judgment and all Damages of the Indemnified Party with respect thereto. All reasonable costs and expenses incurred by the Indemnified Party in so defending a Third Party Claim shall constitute Damages.

(c)        The parties hereto shall cooperate in the defense or prosecution of any Third Party Claim, with such cooperation to include (i) the retention and the provision of the Indemnifying Party records and information that are reasonably relevant to such Third Party Claim, and (ii) the making available of employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder.

(d)        To the extent that any Third Party Claim with respect to the AB Joint Venture primarily relates to the actions, inactions or omissions of any Seller or any of Sellers' Subsidiaries, or breaches of Sellers' representations or warranties, Parent shall conduct and control such Third Party Claim, subject to the provisions of this Section 10.5. To the extent that any Third Party Claim with respect to the AB Joint Venture is generally related to the AB Joint Venture or if it is unclear whether the Third Party Claim primarily relates to the actions, inactions or omissions of any Seller or any of Sellers' Subsidiaries or breaches of Sellers' representations or warranties, Parent shall conduct and control any Third Party Claim, subject to the provisions of this Section 10.5. The parties acknowledge that to the extent any Third Party Claim with respect to the AB Joint Venture primarily relates to actions, inactions or omissions of Life Tech or any of its Subsidiaries, or breaches of its representations or warranties under the Life Technologies Purchase Agreement, then Life Tech shall conduct and control such Third Party Claim pursuant to the Life Technologies Purchase Agreement. In the event Parent and Life Tech fail to agree which party shall conduct and control any Third Party Claim under the terms of this Agreement and the corresponding provisions of the Life Technologies Purchase Agreement within the Notice Period, Buyer Indemnified Parties shall treat such Third Party Claim in the same manner as any Third Party Claim against which the Sellers have elected not to defend.

Section 10.6       Limitations.

(a)        In no event shall Sellers be liable for indemnification pursuant to Section 10.2(a)(iii) unless and until the aggregate of all Damages with respect to Section 10.2(a)(iii) that are imposed on or incurred by the Buyer Indemnified Parties exceeds 1% of the Base Price (the "Deductible Amount"), in which event the Buyer Indemnified Parties shall only be entitled to indemnification for all Damages in excess of the Deductible Amount. Notwithstanding the foregoing, Sellers shall not be required to make payments for indemnification pursuant to (x) Section 10.2(a)(iii) in an aggregate amount in excess of 15% of the Base Price (the "Cap") or (y) Section 10.2(a)(iv) in an aggregate amount in excess of the Final Purchase Price. In no event shall aggregate damages relating to any single breach (or related breaches arising out of similar facts and circumstances) of Sellers' representations and warranties contained in ARTICLE V of this Agreement (other than the Fundamental Representations) constitute Damages, and therefore shall not be applied toward the Deductible Amount to be indemnifiable hereunder, unless such aggregate damages relating to any single breach (or related breaches arising out of similar facts and circumstances) exceeds $25,000, in which event all of such Damages shall constitute indemnifiable Damages and shall be applied to the Deductible Amount (i.e., from the first dollar). For the avoidance of doubt, (i) Sellers shall not be liable for any indemnification under Section 10.2 for any damages suffered solely as a result of Parent not obtaining the consent to the transfer of its interests in the PE Joint Venture (provided Sellers shall have otherwise complied with the agreements and covenants in Section 7.3(g) and Section 7.3(h)) and (ii) indemnification under Section 7.6 shall not be subject to the limitations set forth in this Section 10.6(a).

(b)        In no event shall Buyer be liable for indemnification pursuant to Section 10.3(a)(iii) unless and until the aggregate of all Damages with respect to Section 10.3(a)(iii) that are imposed on or incurred by Seller Indemnified Parties exceeds the Deductible Amount, in which event Seller Indemnified Parties shall only be entitled to indemnification for all Damages in excess of the Deductible Amount. Notwithstanding the foregoing, Buyer shall not be required to make payments for indemnification pursuant to Section 10.3(a)(iii) in an aggregate amount in excess of the Cap. In no event shall aggregate damages relating to any single breach (or related breaches arising out of similar facts and circumstances) of Buyer's representations and warranties contained in ARTICLE VI of this Agreement (other than the Fundamental Representations) constitute Damages, and therefore shall not be applied toward the Deductible Amount to be indemnifiable hereunder, unless such aggregate damages relating to any single breach (or related breaches arising out of similar facts and circumstances) exceed $25,000, in which event all of such Damages shall constitute indemnifiable Damages and shall be applied to the Deductible Amount (i.e., from the first dollar)

(c)        In calculating amounts payable to an Indemnified Party hereunder, the amount of any indemnified Damage shall be determined without duplication of any other Damage for which an indemnification payment actually has been made under any other representation, warranty, covenant or agreement in this Agreement or pursuant to the Life Technologies Purchase Agreement.

(d)        The amount of any Damage or Tax for which indemnification is provided under Section 10.2 or Section 10.3 or Section 7.6(j)shall be net of (i) any amounts actually recovered by the Indemnified Party pursuant to any indemnification by or indemnification agreement with any unaffiliated third party and (ii) any insurance proceeds or other cash receipts or sources of reimbursement actually received from any third party as an offset against such Damage (each Person named and source identified in clauses (i) and (ii), a "Collateral Source"). If the amount to be netted hereunder from any payment required under Section 10.2 or Section 10.3 or Section 7.6(j)is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Section 10.6(d), the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Section 10.6(d) had such determination been made at the time of such payment.

(e)        Notwithstanding any provision herein to the contrary, no indemnity may be sought hereunder in respect of any Liability to the extent that such Liability is specifically included on the face of the balance sheet included in the June 30, 2009 Financial Statements or fully to the extent that the relevant Damage was fully taken into account in determining the Final Adjustment Amounts.

Section 10.7       Sole Remedy/Waiver. The parties hereto acknowledge and agree that absent fraud or an intentional and material breach of this Agreement or a breach of any Restrictive Covenant, the remedies provided for in Section 2.5, Section 7.4, Section 7.16 and this ARTICLE X shall be the parties' sole and exclusive remedy, from and after the Closing Date, with respect to this Agreement and the transactions contemplated hereby other than with respect to Taxes set forth in Section 7.6. Notwithstanding the foregoing, (i) nothing contained herein shall impair the right of any party to compel specific performance by another party of its obligations or seek injunctive relief under this Agreement, and (ii) if any Buyer Indemnified Party successfully asserts any indemnification claim based on fraud, an intentional and material breach of this Agreement or breach of any Restrictive Covenant, none of the limitations contained in this Agreement (including those set forth in Section 10.1 and Section 10.6) shall apply to such claim.

Section 10.8       Right to Choose. If a party is entitled to bring a claim under more than one provision of Section 10.2 or Section 10.3, as the case may be, such party may choose in its sole and absolute discretion the provision or provisions under which it seeks indemnification.

Section 10.9       No Punitive Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NO PARTY SHALL BE LIABLE TO OR OTHERWISE RESPONSIBLE TO ANY OTHER PARTY HERETO OR ANY AFFILIATE OF ANY OTHER PARTY HERETO FOR EXEMPLARY OR PUNITIVE DAMAGES THAT ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE PERFORMANCE OR BREACH HEREOF OR ANY LIABILITY RETAINED OR ASSUMED HEREUNDER, EXCEPT TO THE EXTENT AWARDED IN A THIRD PARTY CLAIM.

Section 10.10     Purchase Price Adjustment. Any indemnity payment made pursuant to this ARTICLE X shall be treated as an adjustment to the Final Purchase Price for Tax purposes to the maximum extent permissible under applicable Tax Law. If any payment made pursuant to this ARTICLE X is deemed by the Excise Tax Act (Canada) to include goods and services tax or harmonized sales tax, or is deemed by any applicable provincial or territorial legislation to include a similar value added or multi-stage tax, the amount of such payment shall be increased by an amount equal to the applicable rates of Tax.

ARTICLE XI

MISCELLANEOUS

Section 11.1       Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee's location on any Business Day after 5:00 p.m. (addressee's local time) shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To DHR or Buyer:

DH Technologies Development Pte Ltd.
c/o Danaher Corporation
2099 Pennsylvania Avenue, NW
Washington, DC 20006
Phone:             (202) 419-7642
Facsimile:       (202) 419-7676
Attention:        Attila I. Bodi

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Phone:             (212) 446-4884
Facsimile:       (212) 446-4900
Attention:        Daniel E. Wolf

and:

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, Ontario, Canada M5X 1B8
Phone:             (416) 362-2111
Facsimile:       (416) 862-6666
Attention:        John Macfarlane
  Kashif Zaman

To Parent or Sellers:

MDS Inc.
2810 Matheson Blvd. East, Suite 500
Mississauga, Ontario L4W 4V9
Phone:             (905) 267-4229
Facsimile:       (905) 267-4277
Attention:        Ken Horton

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Phone:             (212) 735 3207
Facsimile:       (212) 735-2000
Attention:        Marie L. Gibson

and

Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
P.O. Box 258
Toronto, Ontario M5K 1J5
Canada
Phone:             (416) 777-4700
Facsimile:       (416) 777-4747
Attention:        Christopher W. Morgan

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 11.2       Expenses. Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise expressly provided in this Agreement, each of the parties hereto shall pay its own expenses incident to this Agreement and the transactions contemplated in this Agreement (including legal fees, accounting fees, investment banking fees and filing fees); provided that the responsibility for payment of the required filing fees in connection with seeking the governmental approvals in Section 7.3 will be for the account of Buyer.

Section 11.3       Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other parties.

Section 11.4       Governing Law.

(a)        This Agreement (other than Section 7.26), and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement (other than Section 7.26) or the negotiation, execution or performance of this Agreement (other than Section 7.26) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law).

(b)        Section 7.26 of this Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to Section 7.26 of this Agreement or the negotiation, execution or performance of Section 7.26 of this Agreement, shall be governed by and construed in accordance with the internal laws of Ontario, Canada, without giving effect to any choice or conflict of law provision or rule.

Section 11.5       Consent to Jurisdiction; Service of Process; Waiver of Jury Trial.

(a)        EXCEPT AS SET FORTH IN SECTION 7.23(e), (X) ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT (OTHER THAN SECTION 7.26), INCLUDING ANY ACTIONS TO COMPEL ARBITRATION OR FOR PROVISIONAL RELIEF IN AID OF ARBITRATION OR TO PRESERVE THE STATUS QUO OR PREVENT IRREPARABLE HARM PRIOR TO THE APPOINTMENT OF THE ARBITRAL TRIBUNAL, OR ANY OBLIGATIONS HEREUNDER, SHALL BE BROUGHT IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR IF SUCH COURT HAS NO JURISDICTION, IN THE COURTS OF THE STATE OF NEW YORK LOCATED IN NEW YORK, NEW YORK, AND (Y) ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE PARTIES ARISING OUT OF SECTION 7.26 OF THIS AGREEMENT, OR ANY OBLIGATIONS UNDER SUCH SECTION, SHALL BE BROUGHT IN THE COURTS LOCATED IN TORONTO, ONTARIO, CANADA. BY EXECUTING AND DELIVERING THIS AGREEMENT, THE PARTIES, IRREVOCABLY (I) ACCEPT GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF THESE COURTS; (II) WAIVE ANY OBJECTIONS WHICH SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (I) ABOVE FOR SUCH PURPOSE AND HEREBY FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT FOR SUCH PURPOSE HAS BEEN BROUGHT IN AN INCONVENIENT FORUM; (III) AGREE THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT THEIR RESPECTIVE ADDRESSES PROVIDED IN ACCORDANCE WITH SECTION 11.1 OR IN ANY OTHER MANNER PERMITTED BY LAW; AND (IV) AGREE THAT SERVICE AS PROVIDED IN CLAUSE (III) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER SUCH PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT.

(b)        NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN SECTION 11.5(A) ABOVE, (I) SOLELY WITH RESPECT TO ANY DISPUTE CONCERNING UNRESOLVED OBJECTIONS IN CONNECTION WITH THE PRELIMINARY CLOSING BALANCE SHEET, THE ACCOUNTING FIRM SHALL RESOLVE ALL ISSUES RELATING TO THE PREPARATION OF THE CLOSING BALANCE SHEET AND THE CLOSING NET WORKING CAPITAL, AND SUCH ISSUES SHALL NOT BE HEARD OR DETERMINED BY ANY COURT (EXCEPT FOR ANY ACTION OR PROCEEDING FOR THE ENFORCEMENT OF ANY DETERMINATION BY THE ACCOUNTING FIRM); (II) SOLELY WITH RESPECT TO ANY POST-CLOSING DISPUTE OR CLAIM RELATING TO OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENTS, THE DISPUTE SHALL BE RESOLVED BY ARBITRATION PURSUANT TO SECTION 11.6 AND SUCH ISSUES SHALL NOT BE HEARD OR DETERMINED BY ANY COURT (EXCEPT FOR (X) ANY ACTION OR PROCEEDING FOR THE ENFORCEMENT OF ANY ARBITRAL AWARD MADE IN CONNECTION WITH ANY ARBITRATION OF A DISPUTE HEREUNDER OR (Y) ANY ACTION SEEKING A PRELIMINARY INJUNCTION OR OTHER EQUITABLE RELIEF (WHICH DISPUTES SHALL BE HEARD BY A COURT PURSUANT TO SECTION 11.5(A)).

(c)        THE PARTIES UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT ARISING OUT OF OR RELATING TO THIS AGREEMENT.

Section 11.6       Dispute Resolution.

(a)        Except as otherwise provided in Section 3.2, Section 7.23(e), Section 11.5(a) and Section 11.5(b), from and after the Closing, in the event of any dispute, controversy or claim arising out of, relating to or in connection with this Agreement or any other Transaction Document (including any schedule or exhibit hereto and thereto) or the breach, termination or validity thereof or the negotiation, execution or performance thereof (a "Dispute"), the parties shall attempt to settle such Dispute in the first instance by mutual discussions between representatives of senior management of each party. Within five (5) Business Days of the receipt by a party or parties of a written notice from another party or parties of the existence of a Dispute (the "Dispute Notice"), the receiving party or parties shall submit a written response to the other party or parties (the "Dispute Response"). Both the Dispute Notice and the Dispute Response shall include (i) a statement of each disputing party's position with regard to the Dispute and a summary of arguments supporting that position; and (ii) the name and title of the senior executive who will represent that party in attempting to resolve the Dispute pursuant to this Section 11.6. Within five (5) Business Days of receipt of the Dispute Response, the designated executives shall meet and attempt to resolve the Dispute. All negotiations pursuant to this paragraph shall be confidential and shall be treated as compromise and settlement negotiations, and no oral or documentary representations made by the parties during such negotiations shall be admissible for any purpose in any subsequent proceedings. If, for any reason, any Dispute is not resolved within twenty (20) days of receipt of the Dispute Notice (or within such longer period as to which the parties have agreed in writing), then the Dispute shall be submitted to mediation in accordance with Section 11.6(a).

(b)        If any Dispute is not timely resolved by negotiation pursuant to Section 11.6(a), such Dispute shall be submitted to mediation in accordance with the JAMS International Mediation Rules. Either party shall provide to JAMS and the other party a written request for mediation, setting forth the subject of the dispute. The parties will cooperate with JAMS and with one another in selecting a mediator from JAMS panel of neutrals, and in scheduling the mediation proceedings. The parties covenant that they will participate in the mediation in good faith, and that they will share equally in its costs. If no mediator has been agreed upon by all the disputing parties within ten (10) days submission to JAMS of the request for mediation, then either party may request that JAMS appoint a mediator. All mediation pursuant to this Section 11.6(a) shall be confidential and shall be treated as compromise and settlement negotiations, and no oral or documentary representations made by the parties during such mediation shall be admissible for any purpose in any subsequent proceedings. If, for any reason, the Dispute has not been resolved within thirty (30) days of the appointment of a mediator, or within ninety (90) days of receipt by a party of the Dispute Notice in accordance with Section 11.6(a) herein (whichever occurs sooner) then, on the request of any party the Dispute shall be referred to arbitration in accordance with Section 11.6(b).

(c)        Any Dispute not timely resolved in accordance with Section 11.6(b) shall be finally and exclusively resolved by arbitration in accordance with the then-prevailing JAMS International Arbitration Rules and Procedures, except as modified herein (the "Rules"). If the Dispute (including all claims and counterclaims) is for $10 million or less, there shall be a single arbitrator. The parties shall have fifteen (15) days from receipt by respondent of the request for arbitration to agree on a single arbitrator. Failing timely agreement, the arbitrator shall be selected by JAMS using the listing ranking and striking method in the Rules. If the Dispute (including all claims and counterclaims) is for more than $10 million, there shall be three (3) neutral arbitrators of whom each of Buyer and, Parent shall select one within twenty (20) days of the commencement of the arbitration. The two arbitrators so appointed shall select a third arbitrator to serve as chairperson within fourteen (14) days of the designation of the second of the two (2) initial arbitrators. If any arbitrator is not timely appointed, at the request of any party such arbitrator shall be appointed by JAMS pursuant to the listing, striking and ranking procedure in the Rules. All arbitration pursuant to Section 11.6(c) shall be confidential, and no oral or documentary representations made by the parties during such arbitration shall be admissible for any purpose in any subsequent proceedings (other than any proceeding to enforce any award from such arbitration). The parties shall not disclose the existence, results or outcome of the arbitration except to their attorneys, accountants or advisors or as may be required by law or regulatory authority or as may be required to enforce any award. The place of arbitration shall be New York, New York. There shall be no discovery in the arbitration and the parties shall only be required to produce in advance of the hearing on the merits any documents which they plan to introduce in evidence at the hearing. The arbitral tribunal may award any remedy or relief permitted under the terms of this agreement including specific performance or temporary or permanent injunctive relief regarding any obligation hereunder. The arbitral tribunal is not empowered to award damages in excess of compensatory damages, and each party hereby irrevocably waives any right to recover punitive or exemplary damages with respect to any Dispute except to the extent awarded to a third party. Any proceedings before the Accounting Firm pursuant to Section 3.2, any arbitration proceedings, decision or award rendered hereunder and the validity, effect and interpretation of this arbitration agreement shall be governed by the Federal Arbitration Act, 9 U.S.C. §1 et seq. The award shall be final and binding upon the parties and shall be the sole and exclusive remedy between the parties regarding any claims, counterclaims, issues or accounting presented to the arbitral tribunal. Judgment upon any award may be entered in any court having jurisdiction.

(d)        By agreeing to arbitration, the parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings and the enforcement of any award. Each party unconditionally and irrevocably agrees to submit to the exclusive jurisdiction of the U.S. District Court for the Southern District of New York or the New York State Courts located in New York, New York (the "New York Courts") for the purpose of any such pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings, and to the non-exclusive jurisdiction of such courts for the enforcement of any arbitral award rendered in accordance with this Agreement. Each party unconditionally and irrevocably waives any objections which they may have now or in the future to the jurisdiction of the New York Courts including without limitation objections by reason of lack of personal jurisdiction, improper venue, or inconvenient forum. The parties agree that service of all process in any such proceeding may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 11.1; and agree that such service is sufficient to confer personal jurisdiction over such party in any such proceeding in any New York court, and otherwise constitutes effective and binding service in every respect. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal's orders to that effect.

(e)        The parties acknowledge and agree that this Agreement evidences a transaction involving interstate commerce and that the United States Federal Arbitration Act, 9 U.S.C. §§ 1 et seq., shall govern the interpretation, validity, and enforcement of this Section 11.6 and any proceedings pursuant to those Sections.

Section 11.7       Assignment. No party to this Agreement may assign any of its rights and obligations under this Agreement without the prior written consent of the other party hereto; provided, however, either party may assign its rights and obligations to one or more of its respective Wholly-Owned Subsidiaries (it being understood that such assignment shall not be permitted if it would delay or impair the consummation of the transactions contemplated hereby); provided, further, that, no such assignment shall relieve the assigning party of any of its obligations hereunder. No change in the specific entities that are designated by Buyer as the Asset Buyers, the Stock Buyers or the Joint Venture Buyers shall relieve Buyer or DHR of any of their obligations under ARTICLE II, ARTICLE III, and Section 10.3, and no change in the specific entities that are designated by Parent as the Asset Sellers or Stock Sellers shall relieve any Seller of any of its obligations under ARTICLE II, ARTICLE III, Section 7.6(k) or Section 10.2.

Section 11.8       Parties in Interest.

(a)        This Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding anything else herein to the contrary, it is expressly agreed that the express assumption by the receiving, acquiring, leasing, surviving or successor Person(s) (the "Successors") (on a joint and several basis with the relevant party hereto) of all of the obligations of any party hereto shall be a condition precedent to the transfer, sale, lease, assignment or other disposition of all or a substantial portion of the business, operations or Assets (including on a consolidated basis with its Subsidiaries) of such party, by way of asset sale, equity sale, merger, consolidation, liquidation, dissolution, recapitalization, operation of Law or otherwise, and that further such assumption shall be deemed to occur automatically to the maximum extent permitted by applicable Law. Notwithstanding the foregoing, in the event that Parent sells all or a substantial portion of the business, operations or Assets of Parent’s Pharma Services Business in a sale including all of the outstanding Equity Interests or Assets of MDS Life Sciences (Singapore) Pte. Ltd. and/or MDS (US) Inc. (in each case solely to the extent that a material portion of the Assets of such business do not relate to Parent’s Nordion business), then such Seller shall no longer have any liability with the other Sellers under Article X for the representations, warranties, covenants and agreements of such Seller (and the Assets and Liabilities held by such Seller prior to the Closing), it being understood that the remaining Sellers shall continue to have joint and several liability for all representations, warranties, covenants and agreements of all of the Sellers (including MDS Life Sciences (Singapore) Pte. Ltd. and/or MDS (US) Inc., as applicable). Except as set forth in Section 11.8(b) below, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder.

(b)        Buyer agrees that it accepts each indemnity under Section 10.2 in favor of each of the other Buyer Indemnified Parties and each indemnity under Section 7.6(k)(i) in favor of its Affiliates, as agent and trustee of such Indemnified Party and Affiliate. Buyer may enforce such indemnities on behalf of that Indemnified Party and Affiliate, as applicable. Parent agrees that it accepts each indemnity under Section 2.5 and Section 10.3 in favor of each other Indemnified Party set forth in such section and each indemnity under Section 7.6(k)(i)(1) in favor of its Affiliates, as agent and trustee of such Indemnified Party and Affiliate. Parent may enforce such indemnities on behalf of that Indemnified Party and Affiliate, director, officer, employee, representative and advisor, as applicable.

Section 11.9       Titles and Headings. The headings and table of contents in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

Section 11.10     Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto or delivered in connection herewith), the Ancillary Agreements, the Section 8.2(c) Certificate, the Section 8.3(c) Certificate and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the matters covered by this Agreement and thereby, and supersede all previous written, oral or implied understandings among them with respect to such matters.

Section 11.11     Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity, without any requirement to the securing or posting of any bond in connection with such remedy.

Section 11.12     Amendment and Modification. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 11.13     Waiver. Any of the terms or conditions of this Agreement may be waived at any time by the party or parties hereto entitled to the benefit thereof, but only by a writing signed by the party or parties waiving such terms or conditions. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

Section 11.14     Severability. If any term, provisions, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions completed by this Agreement is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith to modify this Agreement so as to affect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 11.15     Knowledge. To the extent that any representation is made to "Sellers' knowledge" (or similar words), such knowledge shall refer to the actual knowledge of the individuals listed in Section 11.15 of the Sellers' Disclosure Schedule under the heading "Sellers' knowledge," including any such knowledge that such individuals have, or could reasonably be expected to have, obtained after due and reasonable inquiry, consultation and investigation of the Books and Records and the employees of Sellers and their Subsidiaries who would reasonably be expected to have information regarding the subject matter of such inquiry, consultation or investigation. To the extent that any representation is made to the "Buyer's knowledge" (or similar words), such knowledge shall refer to the actual knowledge of the individuals listed on Section 11.15 of the Buyer's Disclosure Schedule, including any such knowledge that such individuals have, or could reasonably be expected to have, obtained after due and reasonable inquiry, consultation and investigation of the books and records of Buyer and its Affiliates and the employees of Buyer and its Affiliates who would reasonably be expected to have information regarding the subject matter of such inquiry, consultation or investigation.

Section 11.16     Affiliate Status and Subsidiaries. To the extent that a party hereto is required hereunder to take certain action with respect to entities designated in this Agreement as such party's Affiliates, such obligation shall apply to such entities only during such period of time that such entities are Affiliates of such party. To the extent this Agreement or an Ancillary Agreement requires a Subsidiary or Affiliate of any party to take or omit to take any action, such agreement and obligation includes the obligation of a party to cause such Subsidiary or Affiliate to take or omit to take such actions.

Section 11.17     Currency. Whenever any payment hereunder is to be paid in "cash", payment shall be made in the legal tender of the United States and the method for payment shall be by wire transfer of immediately available funds. In the event there is any need to convert U.S. dollars into any foreign currency, or vice versa, for any purpose under this Agreement the exchange rate shall be that published by the Wall Street Journal on the date an obligation is paid (or if the Wall Street Journal is not published on such date, the first date thereafter on which the Wall Street Journal is published).

Section 11.18     DHR Guaranty.

(a)        Guaranty.

(i)     From the date hereof to the Closing, DHR absolutely, unconditionally and irrevocably guarantees to Sellers the due and punctual payment and performance of, and compliance by Buyer with, all obligations, covenants, warranties and undertakings agreed by Buyer to be performed, observed or complied with by Buyer and contained in or arising under this Agreement including, the full and punctual payment by Buyer, when due, of the Initial Purchase Price, and all interest, fees, obligations, liabilities, indebtedness and other amounts of every kind, in each case of Buyer arising out of this Agreement, (all the foregoing obligations and undertakings are collectively referred to hereinafter as the "Guaranteed Obligations").

(ii)    This guaranty is an absolute and unconditional guaranty of performance and payment of obligations of Buyer when due under this Agreement. If for any reason Buyer shall fail or be unable duly and punctually to pay any such amount when due under this Agreement, DHR will forthwith pay, if not already paid by Buyer, the same immediately upon written demand by Parent.

(iii)   Notwithstanding anything to the contrary set forth in this Agreement, DHR's performance of its obligations under this Section 11.18 shall be subject to the same terms, conditions and rights as Buyer is entitled to enforce and/or rely upon under this Agreement.

(b)        Guarantee Continuing and Unlimited.

(i)     DHR guarantees that the Guaranteed Obligations will be satisfied strictly in accordance with the terms of this Agreement, subject to any Law now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Seller with respect thereto. The liabilities and obligations of DHR under or in respect of this Section 11.18 are independent of the Guaranteed Obligations or any other liabilities or obligations of Buyer under or in respect of this Agreement, and a separate action or actions may be brought and prosecuted against DHR to enforce its obligations under this Section 11.18 (subject to the other terms and conditions of DHR's guarantee contemplated by this Section 11.18 and the other provisions of this Agreement), irrespective of whether any action is brought against Buyer or whether Buyer is joined in any such action or actions. The obligations of DHR hereunder shall be in full force and effect, continuing and unlimited until the Closing, at which time they shall terminate, and shall not be subject to any non compulsory counterclaim, set off, deduction or defense (other than payment or performance) based upon any claim DHR may have against the Buyer. DHR's obligations under this Section 11.18 shall not be released, discharged or in any way affected by any or all of the following:

(1)    any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations or any other liabilities or obligations of Buyer under or in respect of this Agreement, or any other amendment or waiver of or any consent to departure from any this Agreement, in each case to the extent Buyer has consented to such change, amendment or waiver;

(2)    any express amendment or modification of or supplement to this Agreement, or any assignment or transfer of any the Guaranteed Obligations, in each case to the extent Buyer has consented to such amendment, modification, assignment or transfer;

(3)    any failure on the part of Buyer to perform or comply with this Agreement;

(4)    any waiver, consent, change, extension, indulgence or other action or any action or inaction under or in respect of this Agreement, , to the extent Buyer has prior notice of and has consented to any of the foregoing;

(5)    any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or similar proceeding with respect to DHR or Buyer, or their respective properties, or any action taken by any trustee or receiver or by any court in any such proceeding, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles; or

(6)    any change in the name or ownership of Buyer or any other person referred to herein.

(ii)   The unconditional obligations of DHR set forth herein constitute the full recourse obligations of DHR enforceable against it to the full extent of its assets and properties and rank pari passu with all other senior unsecured and unsubordinated obligations of DHR. This guaranty shall terminate on the earlier to occur of (i) the Closing or (ii) when all of Buyer's obligations under this Agreement through the Closing have been satisfied. Upon the termination of this guaranty and upon DHR's request, Sellers shall promptly deliver to DHR a written acknowledgment that this guaranty has terminated.

(c)        Waivers and Acknowledgments. DHR hereby unconditionally and irrevocably waives any right to revoke the provisions of this Section 11.18 and acknowledges that these provisions shall apply to all Guaranteed Obligations, whether existing now or in the future.

(d)         Representations and Warranties.

(i)       DHR is a corporation duly organized, validly existing and duly qualified or has corporate licenses and in good standing (to the extent such concept is legally recognized under the applicable Laws of the state or jurisdiction of its organization) under the Laws of the state or jurisdiction of its organization with full corporate or other power, as the case may be, and authority to own, lease, use and operate its properties and to conduct its business as currently conducted.

(ii)      DHR has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by DHR and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other similar action on the part of DHR. This Agreement has been duly and validly executed and delivered by DHR to the extent it is a party thereto and, assuming this Agreement has been duly authorized, executed and delivered by Parent, this Agreement constitutes a legal, valid and binding obligation of DHR to the extent it is a party hereto, enforceable against it in accordance with its terms to the extent it is a party hereto, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(iii)     Neither the execution, delivery and performance of this Agreement by DHR, nor the performance of its obligations hereunder, will:

   (1)         conflict with, or result in a breach of any provision of, the certificate of incorporation, bylaws or other comparable organizational documents of DHR;

   (2)         violate, or conflict with, or result in, a breach of any provision of, or constitute a default under, or result in the acceleration of, or create in any party the right to accelerate, terminate or cancel, any (i) material Contract to which DHR is a party or to which any of its properties or assets may be bound, or (ii) any Permit to which DHR is subject, or to which any of its respective properties or assets may be subject, except in each case, for any violation, conflict, breach, default, termination or acceleration that would not, individually or in the aggregate, have, or reasonably be expected to have a Buyer Material Adverse Effect; or

   (3)         require any Governmental Filings, other than (i) Governmental Filings required by the HSR Act or other Antitrust Laws, (ii) as set forth in Section 6.3(c) of the Buyer's Disclosure Schedule, (iii) Governmental Filings that become applicable as a result the identity of Parent and the other Sellers, and (iv) such other Governmental Filings the failure of which to be obtained or made, would not, individually or in the aggregate, have, or reasonably be expected to have, a Buyer Material Adverse Effect.

(iv)     Directly or indirectly, through one or more wholly-owned Subsidiaries, DHR owns 100% of the outstanding Equity Interests of Buyer.

(e)         The parties hereby expressly agree that DHR is executing this Agreement solely for purposes of Section 7.3(b), Section 7.3(c), Section 7.3(d), Section 7.18(b), and ARTICLE XI.

[THIS SPACE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

MDS INC.

By:	/s/ Douglas S. Prince
Name: Douglas S. Prince
Title: Executive Vice President & CFO

MDS (US) INC.

By:	/s/ Peter Brent
Name: Peter Brent
Title: President

MDS LIFE SCIENCES (SINGAPORE) PTE. LTD.

By:	/s/ Mark Witkowski
Name: Mark Witkowski
Title: Director

MDS LABORATOIRES QUEBEC LTÉE (solely for purposes of Section 5.1, Section 5.2, Section 5.3, Section 5.4, Section 7.6(k) and ARTICLE X and ARTICLE XI)

By:	/s/ Douglas S. Prince
Name: Douglas S. Prince
Title: President

DH TECHNOLOGIES DEVELOPMENT PTE LTD.

By:	/s/ Frank T. McFaden
Name: Frank T. McFaden
Title: Director

DANAHER CORPORATION (in accordance with Section 11.18(e) hereof)

By:	/s/ Frank T. McFaden
Name: Frank T. McFaden
Title: Vice President & Treasurer

Signature Page to the Stock and Asset Purchase Agreement